2025 ANNUAL REPORT



TRUSTCO
Bank Corp NY



Your Home Town Bank
Independent & Strong SINCE 1902.



Annual Workforce Team Challenge in Albany, NY



Annual Workforce Team Challenge in Florida



Employees volunteer at Ronald McDonald House



Participating in local home shows



Employees participating in a cleanup at Schenectady, NY

Our employees in the community.



Breaking ground at Trustco Bank's new Florida Headquarters in Longwood



Employees volunteer at Joan Nicole Prince Home



Trustco volunteers at Regional Food Bank in NY



Trustco inducts the 2025 Home Town Heroes



Employees participating in the annual Niska-Day Parade



Employees at the annual Veterans Run for Freedom



Branch and Lending Areas

New York - 17 Counties, 81 Branches



Florida - 21 Counties, 50 Branches



New Jersey - 1 County, 1 Branch



Vermont - 1 County, 1 Branch



Massachusetts - 1 County, 1 Branch



New York:
Albany County
Columbia County
Dutchess County
Fulton County*
Greene County
Montgomery County
Orange County
Putnam County
Rensselaer County
Rockland County
Saratoga County
Schenectady County
Schoharie County
Ulster County
Warren County
Washington County
Westchester County

Florida:
Brevard County
Charlotte County
Collier County*
Flagler County
Hillsborough County
Indian River County
Lake County
Lee County*
Manatee County
Martin County
Orange County
Osceola County
Palm Beach County
Pasco County*
Pinellas County*
Polk County
St. Johns County*
St. Lucie County*
Sarasota County
Seminole County
Volusia County

New Jersey:
Bergen County

Vermont:
Bennington County

Massachusetts:
Berkshire County

*Counties are included in Trustco Banks lending area. No physical branch locations.


TRUSTCO
Bank Corp NY

TrustCo Bank Corp NY (the ''Company,'' or ''TrustCo'') is a savings and loan holding company headquartered in Glenville, New York. The Company is headquartered in the Capital Region of New York State, and its principal subsidiary, Trustco Bank (the ''Bank'' or ''Trustco''), operates 133 community banking offices and 154 Automatic Teller Machines throughout the Bank's market areas. The Company serves 5 states and 34 counties with a broad range of community banking services.

Financial Highlights

(dollars in thousands, except per share data)

	Years ended December 31,		
	2025	2024	Percent Change
Income:			
Net interest income.	**$ 168,973**	$ 151,939	11.21%
Net Income	**61,137**	48,833	25.20
Per Share:			
Basic earnings.	**3.26**	2.57	26.85
Diluted earnings	**3.25**	2.57	26.46
Book value at period end.	**38.08**	35.56	7.09
Average Balances:			
Assets	**6,324,139**	6,115,234	3.42
Loans, net	**5,159,337**	5,040,915	2.35
Deposits.	**5,469,890**	5,286,032	3.48
Shareholders' equity	**688,339**	657,097	4.75
Financial Ratios:			
Return on average assets	**0.97%**	0.80%	21.25
Return on average equity	**8.88**	7.43	19.52
Consolidated tier 1 capital to:			
Total assets (leverage capital ratio)	**10.60**	11.05	(4.07)
Risk-adjusted assets	**18.39**	19.30	(4.72)
Common equity tier 1 capital ratio	**18.39**	19.30	(4.72)
Total capital to risk-adjusted assets	**19.65**	20.56	(4.43)
Allowance for credit losses on loans to nonperforming loans	**2.53x**	2.67x	(5.24)
Efficiency ratio (GAAP).	**56.14%**	61.55%	(8.79)
Adjusted Efficiency ratio*	**55.76**	61.60	(9.48)
Dividend Payout ratio.	**45.19**	56.09	(19.43)

*   Adjusted Efficiency ratio is determined by a method other than in accordance with generally accepted accounting principles (''GAAP''). See the Non-GAAP Financial Measures Reconciliation presented herein.

Per Share information of common stock

	Basic Earnings	Diluted Earnings	Cash Dividend	Book Value	Range of Stock Price	
					High	Low
2025						
First quarter	**$0.75**	**$0.75**	**$0.36**	**$36.16**	**$34.34**	**$29.65**
Second quarter	**0.79**	**0.79**	**0.36**	**36.75**	**33.42**	**27.56**
Third quarter	**0.87**	**0.86**	**0.38**	**37.30**	**40.72**	**32.89**
Fourth quarter	**0.85**	**0.85**	**0.38**	**38.08**	**44.85**	**34.65**
2024						
First quarter	$0.64	$0.64	$0.36	$34.12	$31.19	$26.38
Second quarter	0.66	0.66	0.36	34.46	29.65	25.91
Third quarter	0.68	0.68	0.36	35.19	35.74	27.81
Fourth quarter	0.59	0.59	0.36	35.56	37.96	31.83

TrustCo Bank Corp NY Mission
The Mission of TrustCo Bank Corp NY is to be the premier hometown bank making financial dreams come true in the communities we serve. We achieve this through our commitment to excellence, treating all stakeholders fairly and with respect, while maintaining our tradition of being a pillar of strength.


TRUSTCO
Bank Corp NY

President's Message

Dear Fellow Shareholders:

At this moment, perhaps more than at any time in recent memory, TrustCo Bank Corp NY is an engine for the creation of long-term shareholder value. Net income is up 25% over the prior year and our total shareholder return was 29% for the year – beating our proxy peer group and a regional bank index by more than three times. We believe that the completion of a million-share buyback and the authorization of the repurchase of another two million shares set the wheels in motion for the creation of even more value going forward. The trend also is positive on share price, which at the end of 2025 was up 24% compared to the end of 2024.

The efforts of bank management over time have created a safe and sound institution that provides value to customers who express their confidence in the bank by depositing their hard-earned money knowing that it will be there when they need it – plus a fair return. We are independent and strong. And we will not compromise our values or fold to pressure to adopt short-sighted business models that will have the effect of draining the value out of Trustco Bank. Rather, we will continue to run a top-notch bank that provides value to its customers through safety and soundness and to its owners through efficient operation that generates meaningful returns over the long run.

TrustCo Bank Corp NY is a true value investment in that it has paid a dividend every quarter since at least 1904. An investment in our company 25 years ago, with dividends reinvested, would have grown 139%. This exceptional rate of return also would be realized by a newer investor – an investment made five years ago would have seen a return of 54%, with dividends reinvested. We have grown loans to an all-time high of over $5 billion and our Wealth Management Department has surpassed $1 billion in assets under management. We have expanded our area of operation from one community on the Mohawk River to five states – and recently purchased a new regional headquarters building in our historic base of southern operations, Longwood, Florida.

Of course, credit quality also is a hallmark of our operation. We continue to see net recoveries rather than losses on our loan portfolio and maintain in place policies and procedures that require solid underwriting and diligent collection of loan balances. We avoid financing gimmicks and other ploys to create the appearance of balance-sheet improvement.

In short, we are proud of the company that we have built with the support of our owners. In fact, we firmly believe that the best investment of any available capital on our books is further investment in TrustCo. We are committed to completing our authorized two-million share buyback – for which funds already have been earmarked – and may continue buying shares after that as circumstances warrant.

We remain grateful not only for the support of our owners, but for that of our customers and the communities that we serve. Our employees donate thousands of hours of time to worthy causes of all sorts including food insecurity, housing, veterans' groups, financial education, and the environment, to name a few.

While the success of the past does not necessarily predict similar future outcomes, good preparation and hard work are great foundations for future and ongoing endeavors. Our team works hard every day to prepare for whatever may be the next challenge or opportunity. Through these efforts, we stand ready to continue delivering exceptional value well into the future.

Very truly yours,

Robert J. McCormick
Chairman, President, and Chief Executive Officer
TrustCo Bank Corp NY



Cautionary Note Regarding Forward-Looking Statements

Statements included in this report and in future filings by TrustCo with the SEC, in TrustCo's press releases, and in oral statements made with the approval of an authorized executive officer, that are not historical or current facts, are ''forward-looking statements'' made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Forward-looking statements can be identified by the use of such words as may, will, should, could, would, estimate, project, believe, intend, anticipate, plan, seek, expect and similar expressions. TrustCo wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

The following important factors, among others, in some cases have affected and in the future could affect TrustCo's actual results, and could cause TrustCo's actual financial performance to differ materially from that expressed in any forward-looking statement:

Risks Related to Our Lending Activities

- changes in interest rates may significantly impact our financial condition and results of operations;

- external economic factors, such as changes in monetary policy and inflation and deflation, may have an adverse effect on our business, financial condition and results of operations.

- we are exposed to credit risk in our lending activities;

- our emphasis on residential mortgage loans exposes us to lending risks, and any weakness in the residential real estate markets could adversely affect our performance;

- our commercial loan portfolio is increasing and the inherently higher risk of loss may lead to additional provisions for credit losses or charge-offs, which would negatively impact earnings and capital;

- if our allowance for credit losses on loans is not sufficient to cover expected loan losses, our earnings could decrease;

- we may not be able to meet the cash flow requirements of our depositors or borrowers or meet our operating cash needs to fund corporate expansion and other activities.

- we are subject to claims and litigation pertaining to fiduciary responsibility and lender liability;

- the strict enforcement of federal laws and regulations regarding cannabis could result in our inability to continue to provide financial products and services to our customers that do business in the cannabis industry, legal action taken against us, or exposure to additional liabilities and compliance costs;

Risks Related to Our Operations

- we are dependent upon the services of the management team;

- our disclosure controls and procedures may not prevent or detect all errors or acts of fraud;

- if the business continuity and disaster recovery plans that we have in place are not adequate to continue our operations in the event of a disaster, the business disruption can adversely impact its operations;

- our risk management framework may not be effective in mitigating risk and loss;

- new lines of business or new products and services may subject us to additional risks;

- digital banking trends may create deposit volatility, which could adversely affect our operations, profitability and competitive position;

- our business may be adversely affected by the prevalence of fraud and other financial crimes;

- we are exposed to climate risk;

- societal responses to climate change could adversely affect our business and performance, including indirectly through impacts on our customers;

- environmental, social and governance (ESG) risks could adversely affect our reputation and shareholder, employee, client, and third party relationships and may negatively affect our stock price;

Risks Related to Market Conditions

- a prolonged economic downturn, especially one affecting our geographic market area, will adversely affect our operations and financial results;

- instability in global economic conditions and geopolitical matters, as well as volatility in financial markets, could have a material adverse effect on our results of operations and financial condition;

- any downgrade in the credit rating of the U.S. government or default by the U.S. government as a result of political conflicts over legislation to raise the U.S. government's debt limit may have a material adverse effect on us;



- the soundness of other financial institutions could adversely affect us;

- any government shutdown could adversely affect the U.S. and global economy and our liquidity, financial condition and earnings;

- the trust wealth management fees we receive may decrease as a result of poor investment performance, in either relative or absolute terms, which could decrease our revenues and net earnings;

Risks Related to Compliance and Regulation

- regulatory capital rules could slow our growth, cause us to seek to raise additional capital, or both;

- changes in laws and regulations and the cost of regulatory compliance with new laws and regulations may adversely affect our operations and our income;

- we are subject to numerous laws designed to protect consumers, including the CRA and fair lending laws, and a failure to comply with these laws could lead to a wide variety of sanctions;

- changes in cybersecurity or privacy regulations may increase our compliance costs, limit our ability to gain insight from data and lead to increased scrutiny;

- restrictions on data collection and use may limit opportunities to gain business insights useful to running our business and offering innovative products and services;

- non-compliance with the Bank Secrecy Act, or other laws and regulations could result in fines or sanctions;

- changes in tax laws may adversely affect us, and the Internal Revenue Service or a court may disagree with our tax positions, which may result in adverse effects on our business, financial condition, and results of operations or cash flows;

- we are subject to regulatory limitations and other limitations that may affect our ability to pay dividends to our stockholders or to repurchase our common stock;

- we may be subject to a higher effective tax rate if Trustco Realty Corp. fails to qualify as a real estate investment trust;

- changes in accounting standards could impact reported earnings;

Risks Related to Competition

- strong competition within the Bank's market areas could hurt profits and slow growth;

- consumers and businesses are increasingly using non-banks to complete their financial transactions, which could adversely affect our business and results of operations;

Risks Related to Cybersecurity, Third Parties, and Technology

- our business could be adversely affected by third-party service providers, data breaches, and cyber-attacks;

- the development and use of artificial intelligence ("AI") presents risks and challenges that may adversely impact our business;

- a failure in or breach of our operational or security systems or infrastructure, or those of third parties, could disrupt our businesses, and adversely impact our results of operations, liquidity and financial condition, as well as cause reputational harm;

- unauthorized disclosure of sensitive or confidential client or customer information, whether through a breach of our computer systems or otherwise, could severely harm our business;

- we could suffer a material adverse impact from interruptions in the effective operation of, or security breaches affecting, our computer systems;

Risks Related to Ownership of Our Securities

- provisions in our articles of incorporation and bylaws and New York law may discourage or prevent takeover attempts, and these provisions may have the effect of reducing the market price of our stock;

- we cannot guarantee that the allocation of capital to various alternatives, including stock repurchase plans, will enhance long-term stockholder value; and

- actions of activist shareholders could negatively affect our business and the value of our common stock and cause us to incur significant expenses.

You should not rely upon forward-looking statements as predictions of future events. Although TrustCo believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. The Company disclaims any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our results of operations and financial condition for 2025, 2024 and 2023. This discussion should be read in conjunction with our audited financial statements included in "Consolidated Financial Statements and Notes" herein and Part I, Item 1, "Business" set forth in our Annual Report on Form 10-K for the year ended December 31, 2025 ("2025 Form 10-K"). The following analysis contains forward-looking statements about our future revenues, operating results and expectations. See "Cautionary Note Regarding Forward-Looking Statements" herein for a discussion of the risks, assumptions and uncertainties affecting these statements, as well as Part I, Item 1A. "Risk Factors" set forth in our 2025 Form 10-K.

To review our financial condition and results of operations for 2023 and a comparison between the 2023 and 2024 results, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of our 2024 Form 10-K filed with the SEC on March 14, 2025. Balances discussed are daily averages unless otherwise described.

Financial Review

In 2025, a year that was extraordinary for the economy and the markets, TrustCo continued to make great progress. In management's view, the key results for 2025 are:

- Net income after taxes was $61.1 million or $3.25 diluted earnings per share in 2025;

- Period-end loans were up $154.4 million for 2025 compared to the prior year;

- Period-end deposits were up $166.4 million for 2025 compared to the prior year;

- Nonperforming assets was $22.1 million for 2025;

- GAAP net interest income was $169.0 million in 2025;

- At 56.14% and 55.76%, the efficiency ratio (GAAP) and adjusted efficiency ratio (non-GAAP), respectively, remained stronger than our peer group levels (see Non-GAAP Financial Measures Reconciliation); and

- The regulatory capital levels of both the Company and the Bank continued to remain strong as of December 31, 2025, and the Bank continues to meet the definition of "well capitalized" for regulatory purposes.

Management believes that the Company was able to achieve these accomplishments, by executing its long-term plan focused on traditional lending criteria and sound balance sheet management. Achievement of specific business goals such as the continued expansion of loans, along with tight control of operating expenses and manageable levels of nonperforming assets, is fundamental to the long-term success of the Company as a whole.

Return on average equity was 8.88% in 2025 compared to 7.43% in 2024, while return on average assets was 0.97% in 2025 as compared to 0.80% in 2024.

The U.S. economy continued to demonstrate resilience during 2025, supported by continued consumer spending and generally stable economic growth. In 2024, the Federal Reserve began easing monetary policy, including a 50 basis point cut in September 2024 and additional 25 basis point cuts in November 2024 and December 2024, which resulted in a federal funds target rate range of 4.25 percent to 4.50 percent at year-end 2024. The Federal Reserve continued to reduce short-term interest rates over the course of 2025, and, at its Federal Open Market Committee ("FOMC") meeting in December 2025, it lowered the target range for the federal funds rate to a range of 3.50 percent to 3.75 percent.

For the year ended 2025, equity markets produced positive returns. The Dow Jones Industrial Average increased approximately 13% during 2025, and the S&P 500 Index generated a total return of approximately 18%. United States three-month Treasury bills experienced a decrease in rates ending the year at 3.67%, 20 basis points above the two-year Treasury yield at year-end of 3.47%, and 51 basis points behind the ten-year Treasury yield at year-end of 4.18%. These yields compare to 2024 year-end yields of 4.37% for the three-month Treasury bills, 4.25% for the two-year Treasury bond and 4.58% for the ten-year Treasury bond. These rates are important to the banking industry because deposit rates tend to track the changes in the shorter-term Treasury markets and the mortgage loan products tend to track with the ten-year Treasury yields. Beginning in 2025, the yield on the two-year Treasury bond was 4.25% and decreased 78 basis points during the year to close 2025 at 3.47%, and the ten-year Treasury bond began 2025 at 4.58% and closed the year down 40 basis points to 4.18% at year-end. These rate changes have a significant implication to the broader economic cycle.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS   *(continued)*

While the FOMC continued its rate easing cycle during 2025, the range of potential rate paths over the coming year remains wide and will ultimately be driven by the path of inflation, labor market performance and economic growth. In its January 2026 "Beige Book," the Federal Reserve reported that overall economic activity increased at a slight to modest pace in eight of the twelve Federal Reserve Districts, with three Districts reporting no change and one reporting a modest decline. In the Second District (including New York), economic activity continued to decline modestly, with small-to-medium sized banks in the region reporting that loan demand declined since the previous period, especially for consumer loans and residential mortgages. In the Sixth District (including Florida), the Beige Book reported slight growth in economic activity, with financial institutions reporting modest loan growth, with the largest increases in credit cards.

The U.S. government announced changes to its trade policies in 2025 and significantly increased tariffs on certain imports under emergency authorities, including the International Emergency Economic Powers Act ("IEEPA"). In February 2026, the Supreme Court ruled that IEEPA does not authorize the President to impose tariffs. The current tariff environment remains dynamic and uncertain, including regarding potential refunds of tariffs paid under IEEPA, and the U.S. government could respond with replacement measures under other legal authorities. We continue to closely monitor both the impact and potential impact of such measures on our business, our customers and on overall economic conditions in the United States.

Trustco, like most other banking organizations, prices its liabilities (deposits and short-term borrowings) in relation to the shorter end of the Treasury maturity curve. The average for the three-month treasury was 97 basis points lower in 2025 than in 2024, with the median yield of 4.33% in 2025 down 110 basis points over the median yield in 2024. These trends generally reflect a decrease in the cost for deposit products that price in relation to the short-term treasury market yields. At the same time the average yield of the ten-year Treasury has increased to 4.29% in 2025, up 8 basis points from 2024 when the average was 4.21%. Generally longer-term loans are priced consistent with the changes in the ten-year Treasury markets. These two trends – lower

shorter-term rates and an increase in longer-term rates – could result in an increase of new loan yields and a decrease in deposit yields.

In November 2023, the FDIC issued a final rule to implement a special assessment to recoup losses to the Deposit Insurance Fund associated with bank failures in the first half of 2023. Under the rule, the assessment base for the special assessment is equal to an insured depository institution's estimated uninsured deposits reported as of December 31, 2022, adjusted to exclude the first $5 billion of uninsured deposits. The total amount of the special assessment is to be paid in quarterly installments that began with the invoice for the first quarter of 2024 (received in June 2024) and ends with the invoice for the second quarter of 2026. In December 2025, the FDIC adopted an interim final rule modifying the special assessment collection to reflect updated estimated losses and providing for mechanisms to address potential over- or under-collection relative to actual losses. There continues to be no additional cost to TrustCo as a result of its uninsured deposits being under $5 billion.

Management believes that TrustCo's long-term focus on traditional banking services has enabled the Company to avoid significant impact from asset quality problems, and the Company's strong liquidity and solid capital positions have allowed the Company to continue to conduct business in a manner consistent with past practices. While we continue to aim to adhere to prudent underwriting standards, should general housing prices and other economic measures, such as unemployment in the Company's market areas, deteriorate as a result of unexpected changes, financial sector instability, a potential or actual default on the federal debt or other reasons, the Company may experience an increase in the level of credit risk and in the amount of its classified and nonperforming loans.

Overview

2025 results were marked by growth in the Company's loan portfolio despite a challenging year for loan rates and housing prices. The loan portfolio grew to a total of $5.25 billion, an increase of $154.4 million or 3.0% over the 2024 year-end balance. Deposits ended 2025 at $5.56 billion, up from $5.39 billion the prior year-end. The year-over-year increase in loans reflects the success the Company has had in attracting customers to the Bank given its array of loan products. Management believes that the increase in deposits was driven by the Bank's effective



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

market and pricing strategy. Moreover, management believes that TrustCo's success is predicated on providing core banking services to a wider number of customers and continuing to provide added services to existing customers where possible. Growing the customer base should contribute to continued growth of loans and a renewed growth of deposits, as well as growth in net interest income and non-interest income.

TrustCo earned $61.1 million in net income or $3.25 of diluted earnings per share for the year ended December 31, 2025, compared to $48.8 million in net income or $2.57 of diluted earnings per share for the year ended December 31, 2024.

During 2025, the following items had a significant effect on net income:

- An increase of $17.0 million in net interest income from 2024 to 2025 primarily as a result of the increase in interest and fees on loans and an increase in interest on federal funds sold and other short-term investments; and

- a decrease in the provision for credit losses of $400 thousand.

Management believes that TrustCo performed well in comparison to its peers with respect to a number of key performance ratios during 2025 and 2024, including:

- Tier 1 risk-based capital ratio of 18.39% for 2025 and 19.30% for 2024, compared to medians of 12.90% in 2025 and 12.41% in 2024 for a peer group comprised of all publicly traded banks and thrifts tracked by S&P Global Market Intelligence with assets of $2 billion to $10 billion, and

- an efficiency ratio and an adjusted efficiency ratio of 56.14% and 55.76% for 2025, and 61.55% and 61.60% for 2024, respectively, as calculated by S&P Global Market Intelligence, compared to the peer group medians of 59.01% in 2025 and 61.84% in 2024.

During 2025, TrustCo's results were affected by loan growth and a changing interest rate environment. The increase in net interest income was due to a 20 basis-point expansion in the net interest margin to 2.74% from 2.54%, primarily as a result of a $192.6 million, or 3.2%, increase in average interest-earning assets and a decrease of 8 basis points in average cost of interest-bearing liabilities from 2024 to 2025. Average loan balances increased 2.3% from

2024 to 2025, and average Federal Funds Sold and other short-term investments increased 30.7%, while available for sale securities and held to maturity securities decreased 17.8%. Average net loans decreased to 83.6% of average earning assets in 2025 from 84.4% in 2024. On average for 2025, non-maturity deposits were 61.5% of total deposits, down from 63.8% in 2024. The Company has traditionally sought to maintain a high liquidity position and taken a conservative stance in its investment portfolio through the use of relatively short-term securities.

Market interest rates moved significantly during the course of 2024 and 2025, with shorter-term three-month treasury rates decreasing year-over-year as well as the longer-term ten-year rates decreasing. This resulted in the average daily spread between the ten-year Treasury and the two-year Treasury increasing to 0.48 basis points in 2025, up from an average of negative 16 basis points in 2024. The spread between the ten-year Treasury and the two-year Treasury changed throughout the year and ended 2025 at a positive 71 basis points. Generally, a more positive slope in the yield curve is beneficial for the Company's earnings derived from its core mix of loans and deposits.

The tables below illustrate the range of key Treasury bond interest rates during 2025 and 2024.

	3 Month T Bill (BEY) Yield(%)	2 Year T Note Yield(%)	5 Year T Note Yield(%)	10 Year T Note Yield(%)	10 Year – 2 Year Spread(%)
2025					
Beginning of Year. .	4.37	4.25	4.38	4.58	0.33
Peak	4.46	4.40	4.61	4.79	0.73
Trough.	3.62	3.41	3.55	3.97	0.20
End of Year.	3.67	3.47	3.73	4.18	0.71
Average	4.21	3.81	3.92	4.29	0.48
Median	4.33	3.78	3.91	4.29	0.52
2024					
Beginning of Year. .	5.45	4.26	3.83	3.84	(0.42)
Peak	5.52	5.04	4.72	4.70	0.33
Trough.	4.31	3.49	3.41	3.63	(0.47)
End of Year.	4.37	4.25	4.38	4.58	0.33
Average	5.18	4.37	4.13	4.21	(0.16)
Median	5.43	4.37	4.17	4.25	(0.25)

Source: www.treasury.gov

TrustCo focuses on providing high quality service to the communities served by its branch network. The financial results for the Company are influenced by



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

economic events that affect those communities, as well as national economic trends, primarily interest rates, affecting the entire banking industry.

The Company remains focused on building its customer relationships, and deposits and loans throughout its branch network, with a particular emphasis on the newest branches added to our network in recent years.

The Company continually looks for opportunities to open new offices each year by filling in or extending existing markets. The Company has experienced continued growth in all markets as measured by the growth in our loan balances. Branches in all geographies have the same products and features found at other Trustco Bank locations. Additionally, over the last several years the Company has made significant investments in its online and mobile banking platforms, including new automated tools. With a combination of competitive rates, excellent service, technology, and convenient locations, management believes that as branches mature, they will continue to attract deposit and loan customers. As expected, some branches have grown more rapidly than others. Generally, new bank branches continue to grow for years after being opened, although there is no specific time frame that could be characterized as typical. The Company also took the opportunity in 2025 to close two underperforming branches and consolidated the loans and deposits at nearby locations.

Asset/Liability Management

In managing its balance sheet, TrustCo utilizes funding and capital sources within credit, investment, interest rate, and liquidity risk guidelines established by management and approved by the Board of Directors. Loans and securities (including Federal Funds sold and other short-term investments) are the Company's primary earning assets. Average interest earning assets were 97.5% and 97.7% of average total assets for 2025 and 2024, respectively.

TrustCo, through its management of liabilities, attempts to provide stable and flexible sources of funding within established liquidity and interest rate risk guidelines. This is accomplished through core deposit banking products offered within the markets served by the Company. TrustCo does not actively seek to attract out-of-area deposits or so-called "hot money," but rather focuses on core relationships with both depositors and borrowers.

TrustCo's objectives in managing its balance sheet are to limit the sensitivity of net interest income to actual or potential changes in interest rates and to enhance profitability through strategies that should provide sufficient reward for predicted and controlled risk. The Company is deliberate in its efforts to maintain adequate liquidity under prevailing and projected economic conditions and to maintain an efficient and appropriate mix of core deposit relationships. The Company relies on traditional banking investment instruments and its large base of core deposits to help in asset and liability management. Predicting the impact of changing rates on the Company's net interest income and net fair value of its balance sheet is complex and subject to uncertainty for a number of reasons. For example, in making a general assumption that rates will rise, a myriad of other assumptions regarding whether the slope of the yield curve remains the same or changes, whether the spreads of various loans, deposits and investments remain unchanged, widen or narrow and what changes occur in customer behavior all need to be made. The Company routinely models various rate change assumptions to determine expected impact on net interest income.

Interest Rates

TrustCo competes with other financial service providers based upon many factors including quality of service, convenience of operations and rates paid on deposits and charged on loans. The absolute level of interest rates, changes in rates and customers' expectations with respect to the direction of interest rates have a significant impact on the volume of loan and deposit originations in any particular year.

Interest rates have a significant impact on the operations and financial results of all financial services companies. One of the most important interest rates used to control national economic policy is the "Federal Funds" rate. This is the interest rate utilized within the banking system for overnight borrowings for institutions with the highest credit rating. At its meeting in September 2024, the FOMC implemented a 50 basis point cut resulting in a federal funds target rate range of 4.75% to 5.00 %. The rate cut represented the first interest rate change in a year and the first rate cut in more than four years. The FOMC subsequently cut the federal funds target rate another 25 basis points in November 2024 and again in December 2024, and cut the rate three additional times in 2025, to a current range of 3.50% to 3.75%.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

The yield on the ten-year Treasury bond decreased 40 basis points from 4.58% at the beginning of 2025 to the year-end level of 4.18%. The rate on the ten-year Treasury bond and other long-term interest rates have a significant influence on the rates offered for new residential real estate loans. These changes in interest rates have an effect on the Company relative to the interest income on loans, securities, and Federal Funds sold and on other short-term instruments, as well as the interest expense on deposits and borrowings. Residential real estate loans and longer-term investments are most affected by the changes in longer-term market interest rates such as the ten-year Treasury. The Federal Funds sold portfolio and other short-term investments are affected primarily by changes in the Federal Funds target rate. Deposit interest rates are most affected by short term market interest rates. Also, changes in interest rates have an effect on the recorded balance of the securities available for sale portfolio, which are recorded at fair value. Generally, as market interest rates decrease, the fair value of the securities will increase and the reverse is also generally applicable. Interest rates on new residential real estate loan originations are also influenced by the rates established by secondary market participants, such as Freddie Mac and Fannie Mae. The Company establishes rates that management determines are appropriate in light of the long-term nature of residential real estate loans while remaining competitive with the secondary market rates. The Company did not originate loans for sale into the secondary market during 2025. Higher market interest rates also generally increase the value of retail deposits.

During the third and fourth quarters of 2024, the Federal Funds target range was lowered three times and in 2025 the Federal Funds target range was lowered three additional times. These rate reductions had a positive impact on the Company by offering lower rates on time deposits at a faster pace than offering lower rates on loans, thus aiding in margin expansion. Management believes further rate reductions could provide opportunity for margin expansion if deposit yields fall at a faster pace than investment and loan yields.

Earning Assets

Average earning assets during 2025 were $6.2 billion, which was an increase of $192.6 million from 2024. This increase was primarily the result of an increase in net loans of $118.4 million, an increase in Federal Funds Sold and other short-term investments of $151.6 million, partially offset by a decrease in securities available for sale of $76.6 million. The increase in the average loan portfolio is primarily the result of an increase in commercial loans, residential mortgage loans, and home equity lines of credit. TrustCo continues to prioritize the growth of residential real estate loans throughout the Trustco Bank branch network through effective marketing campaigns, competitive rates, and closing costs.

Total average assets were $6.3 billion for 2025 and $6.1 billion for 2024.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

The table ''Mix of Average Earning Assets'' shows how the mix of the earning assets has changed over the last three years. While the growth in earning assets is critical to improved profitability, changes in the mix also have a significant impact on income levels, as discussed below.

MIX OF AVERAGE EARNING ASSETS

(dollars in thousands)	2025	2024	2023	2025 vs. 2024	2024 vs. 2023	Components of Total Earning Assets		
						2025	2024	2023
Loans, net.	$5,159,337	$5,040,915	$4,875,166	$118,422	$165,749	83.6%	84.3%	82.5%
Securities available for sale[1]:								
U.S. government sponsored enterprises	66,529	105,729	121,574	(39,200)	(15,845)	1.1	1.8	2.1
State and political subdivisions	17	25	33	(8)	(8)	-	-	-
Mortgage-backed securities and collateralized mortgage obligations- residential	237,037	247,466	275,565	(10,429)	(28,099)	3.8	4.1	4.7
Corporate bonds.	34,745	58,447	82,865	(23,702)	(24,418)	0.6	1.0	1.4
Small Business Administration-guaranteed participation securities.	13,772	17,003	20,410	(3,231)	(3,407)	0.2	0.3	0.3
Other.	699	698	686	1	12	-	-	-
Total securities available for sale	352,799	429,368	501,133	(76,569)	(71,765)	5.7	7.2	8.5
Held-to-maturity securities:								
Mortgage-backed securities and collateralized mortgage obligations-residential	4,845	5,916	7,053	(1,071)	(1,137)	0.1	0.1	0.1
Total held-to-maturity securities	4,845	5,916	7,053	(1,071)	(1,137)	0.1	0.1	0.1
Federal Reserve Bank and Federal Home Loan Bank stock	6,575	6,389	6,018	186	371	0.1	0.1	0.1
Federal funds sold and other short-term investments	645,154	493,546	521,021	151,608	(27,475)	10.5	8.3	8.8
Total earning assets	$6,168,710	$5,976,134	$5,910,391	$192,576	$ 65,743	100.0%	100.0%	100.0%

(1)   The average balances of securities available for sale are presented using amortized cost for these securities.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

Loans

In 2025, the Company experienced another year of loan growth. The $154.4 million increase or 3.0% in the Company's gross loan portfolio from December 31, 2024 to December 31, 2025 was primarily due to higher balances in commercial and residential loan categories including home equity lines of credit.

Average loans increased $118.4 million during 2025 to $5.2 billion. Interest income on the loan portfolio increased to $220.8 million in 2025 from $205.6 million in 2024. The average yield increased 20 basis points to 4.28% in 2025 compared to 4.08% in 2024.

LOAN PORTFOLIO

(dollars in thousands)

	As of December 31,					
	2025		**2024**		**2023**	
	Amount	Percent	Amount	Percent	Amount	Percent
Commercial.	**$ 283,478**	**5.4%**	$ 267,805	5.3%	$ 252,479	5.0%
Real estate - construction.	**41,906**	**0.9**	29,724	0.6	29,053	0.6
Real estate - mortgage	**4,451,319**	**84.7**	4,377,630	85.8	4,357,046	87.2
Home equity lines of credit	**464,201**	**8.8**	409,261	8.0	347,415	6.9
Installment loans.	**11,556**	**0.2**	13,638	0.3	16,886	0.3
Total loans	**5,252,460**	**100.0%**	5,098,058	100.0%	5,002,879	100.0%
Less: Allowance for loan losses	**52,205**		50,248		48,578	
Net loans[1].	**$5,200,255**		$5,047,810		$4,954,301	

	Average Balances									
	2025		2024		2023		2022		2021	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	**$ 282,489**	**5.5%**	$ 260,522	5.2%	$ 234,011	4.8%	$ 185,314	4.1%	$ 193,370	4.5%
Real estate - construction . . .	**35,814**	**0.7**	29,388	0.6	32,702	0.7	36,815	0.8	31,014	0.7
Real estate - mortgage	**4,394,120**	**85.2**	4,361,238	86.5	4,279,194	87.8	4,065,135	89.3	3,870,097	89.2
Home equity lines of credit . .	**434,740**	**8.4**	374,841	7.4	313,914	6.4	254,168	5.6	233,628	5.4
Installment loans	**12,174**	**0.2**	14,926	0.3	15,345	0.3	9,849	0.2	8,725	0.2
Total loans.	**5,159,337**	**100.0%**	5,040,915	100.0%	4,875,166	100.0%	4,551,281	100.0%	4,336,834	100.0%
Less: Allowance for loan losses	**51,303**		49,648		46,971		46,124		49,421	
Net loans[1]	**$5,108,034**		$4,991,267		$4,828,195		$4,505,157		$4,287,413	

(1)   Presented net of deferred direct loan origination fees and costs.

Through marketing, pricing, and a customer-friendly service delivery network, the Bank has attempted to distinguish itself from other mortgage lenders by highlighting the uniqueness of its loan products, as well as by offering competitive interest rates to expand the loan portfolio. Specifically, key selling points such as low closing costs, no private mortgage insurance for qualified borrowers, quick loan decisions, and fast closings were

identified and marketed to prospective customers. The average balance of residential real estate mortgage loans was approximately $4.4 billion in 2025 and approximately $4.37 billion in 2024. Income on residential real estate loans increased to $175.0 million in 2025 from $165.5 million in 2024. The yield on the



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

portfolio increased from 3.79% in 2024 to 3.97% in 2025. The vast majority of Trustco's real estate loans are secured by properties within the Bank's market areas.

Trustco does not make subprime loans or purchase investments collateralized by subprime loans. A loan may be considered subprime for a number of reasons, but effectively subprime loans are loans where the certainty of repayment of principal and interest is lower than for a traditional prime loan due to the structure of the loan itself, the credit worthiness of the borrower, the underwriting standards of the lender, or some combination of these. For instance, adjustable rate loans underwritten at initial low "teaser" rates instead of the fully indexed rate and loans to borrowers with poor payment history would generally be classified as subprime. Trustco underwrites its loan originations in a traditional manner, focusing on key factors that have proven to result in good credit decisions, rather than relying on automated systems or basing decisions primarily on one factor, such as a borrower's credit score.

Average commercial loans increased by $26.4 million from $280.6 million in 2024 to $307.0 million in 2025. Average commercial loans included $30.0 million and $19.0 million of commercial real estate construction loans in 2025 and 2024, respectively. The average yield on the commercial loan portfolio increased to 5.59% for 2025 from 5.38% in 2024, primarily as a result of higher interest rates on originations and repricing of variable rate loans due to the current interest rate environment. Interest income on commercial loans was $17.1 million in 2025 compared to $15.1 million in 2024, up also primarily as a result of the interest rate environment and higher balances.

Trustco's commercial lending activities are focused on balancing the Company's commitment to meeting the credit needs of businesses in its market areas with the necessity of managing its credit risk. In accordance with these goals, the Company has consistently emphasized the origination of loans within its market areas. Trustco's commercial loan portfolio contains no foreign loans, nor does it contain any significant concentrations of credit to any single borrower or industry. The Capital Region commercial loan portfolio reflects the diversity of businesses found in the market area, including light manufacturing, retail, service, and real estate-related businesses. Commercial loans made in the downstate New York market area and in the central Florida market area also reflect the businesses in those areas, with a focus on real estate. Trustco strives to maintain strong asset quality in all segments of its loan portfolio, especially commercial loans. There is significant competition for commercial loans in the Bank's market regions.

During 2025, the average balance of home equity credit lines was $434.7 million, an increase from $374.8 million in 2024. Trustco Bank competes with both regional and national companies for these lines of credit and faces stiff competition with respect to interest rates, closing costs, and customer service for these loans. Trustco continuously reviews changes made by competitors with respect to the home equity credit line product and adjusts its offerings to remain competitive while meeting evolving needs. Trustco's average yield on this portfolio was 6.40% for 2025 and 6.39% for 2024 reflecting a relatively flat prime lending rate that occurred in 2025 and 2024. Interest income on home equity credit lines increased from $23.9 million in 2024 to $27.8 million in 2025. Management would expect that a decline in interest rates during 2026 should increase demand for residential mortgages, including home equity credit lines.

At December 31, 2025 and 2024, the Company had approximately $41.9 million and $29.7 million of real estate construction loans, respectively. Of the $41.9 million in real estate construction loans at December 31, 2025, approximately $11.9 million was secured by first mortgages to residential borrowers with the remaining $30.0 million were loans to commercial borrowers for residential construction projects. Of the $29.7 million in real estate construction loans at December 31, 2024, approximately $10.7 million was secured by first mortgages to residential borrowers with the remaining $19.0 million were loans to commercial borrowers for residential construction projects.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

LOAN MATURITY SCHEDULE

The following table sets forth the maturities of our loan portfolio at December 31, 2025. Loans having no stated maturity and overdrafts are shown as due in one year or less. Loans are stated in the following table at contractual maturity and actual maturities could differ due to prepayments.

(dollars in thousands)	Amounts Due:					
	Within 1 Year	1 to 5 Years	5 to 15 Years	Over 15 Years	Total Due After 1 Year	Total
Commercial	$18,731	$ 56,162	$183,380	$ 36,834	$ 276,376	$ 295,107
Commercial - other	5,108	4,490	8,738	-	13,228	18,336
First Mortgage	17,311	14,711	466,527	3,900,675	4,381,913	4,399,224
Home Equity Loans.	67	2,127	26,075	35,767	63,969	64,036
Home Equity Lines of Credit	22,209	146,790	236,405	58,797	441,992	464,201
Installment	1,780	8,526	1,250	-	9,776	11,556
	$65,206	$232,806	$922,375	$4,032,073	5,187,254	$5,252,460

The following table shows the loans as of December 31, 2025 due after December 31, 2026 according to type and loan category:

	Fixed Rates	Floating or Adjustable Rates	Total
Commercial	$ 276,376		$ 276,376
Commercial - other	13,228		13,228
First Mortgage	4,381,913		4,381,913
Home Equity Loans.	63,969		63,969
Home Equity Lines of Credit	-	441,992	441,992
Installment	9,776		9,776
	$4,745,262	$441,992	$5,187,254



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

INVESTMENT SECURITIES

The following table sets forth the amortized cost and fair value of our securities portfolio at the dates indicated:

(dollars in thousands)	As of December 31,					
	2025		2024		2023	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities available for sale:						
U. S. government sponsored enterprises	**$ 31,939**	**$ 31,772**	$ 86,833	$ 85,617	$121,728	$118,668
State and political subdivisions	**9**	**9**	18	18	26	26
Mortgage backed securities and collateralized						
mortgage obligations-residential.	**221,611**	**206,290**	239,420	213,128	263,182	237,677
Corporate bonds	**59,972**	**59,932**	45,033	44,581	80,150	78,052
Small Business Adminstration-guaranteed						
participation securities	**12,427**	**11,710**	15,471	14,141	18,740	17,186
Other	**689**	**705**	688	700	687	680
Total securities available for sale	**326,647**	**310,418**	387,463	358,185	484,513	452,289
Held to maturity securities:						
Mortgage backed securities and collateralized						
mortgage obligations-residential.	**4,339**	**4,389**	5,365	5,306	6,458	6,396
Total held to maturity securities.	**4,339**	**4,389**	5,365	5,306	6,458	6,396
Total investment securities	**$330,986**	**$314,807**	$392,828	$363,491	$490,971	$458,685

Securities Available for Sale:

The portfolio of securities available for sale is designed to provide a stable source of interest income and liquidity. The portfolio is also managed by the Company to take advantage of changes in interest rates and is particularly important in providing greater flexibility in the current interest rate environment. The securities available for sale portfolio is managed under a policy detailing the types and characteristics acceptable in the portfolio. Mortgage-backed securities and collateralized mortgage obligations held in the portfolio include only pass-throughs issued by United States government agencies or sponsored enterprises.

Holdings of various types of securities may vary from year-to-year depending on management's assessment of relative risk and reward, and also due to the timing of calls, maturities, prepayments and purchases. Holdings of both municipal and corporate securities are subject to additional monitoring requirements under current regulations, adding to the costs of owning those securities.

Proceeds from sales, calls and maturities of securities available for sale have been typically invested in higher yielding assets, such as loans, or temporarily held in Federal Funds sold and other short-term investments until deployed to fund future loan growth or future investment opportunities.

The designation of securities as "available for sale" is made at the time of purchase, based upon management's intent and ability to hold the securities for an indefinite period of time. These securities are available for sale in response to changes in market interest rates, related changes in prepayment risk, needs for liquidity, or changes in the availability of and yield on alternative investments. At December 31, 2025, some securities in this portfolio had fair values that were less than the amortized cost due to changes in interest rates and market conditions and not related to the credit condition of the issuers. At December 31, 2025, the Company did not intend to sell, and it is not likely that the Company will be required to sell, these securities before market recovery. Accordingly, at December 31, 2025, due to current market interest



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

rates, the net fair value of the investment securities portfolio was below amortized cost and unrealized losses were not credit related.

At December 31, 2025, the carrying value of securities available for sale amounted to $310.4 million, compared to $358.2 million at year-end 2024. For 2025, the average balance of securities available for sale was $352.8 million with an average yield of 2.81%, compared to an average balance in 2024 of $429.4 million with an average yield of 2.54%. The income earned on the securities available for sale portfolio in 2025 was $9.9 million, compared to $10.9 million earned in 2024.

Securities available for sale are recorded at their fair value, with any unrealized gains or losses, net of taxes, recognized as a component of shareholders' equity. Average balances of securities available for sale are stated at amortized cost. At December 31, 2025, the fair value of TrustCo's portfolio of securities available for sale carried gross unrealized gains of approximately $676 thousand and gross unrealized losses of approximately $16.9 million. At December 31, 2024, the fair value of TrustCo's portfolio of securities available for sale carried gross unrealized gains of approximately $130 thousand and gross unrealized losses of approximately $29.4 million. As previously noted, in both periods, unrealized losses were related to market interest rate levels and were not credit related.

Held to Maturity Securities

At December 31, 2025, the Company held $4.3 million of held to maturity securities, compared to $5.4 million at December 31, 2024. For 2025, the average balance of held to maturity securities was $4.8 million, compared to $5.9 million in 2024. Similar to securities available for sale, cash flow from these securities has been reinvested in higher yielding assets, such as loans, or temporarily held in Federal Funds Sold and other short-term investments to fund future loan growth or future investment opportunities. The average yield on held to maturity securities increased slightly from 4.29% in 2024 to 4.39% in 2025 due primarily to changes in average lives from normal pay downs and prepayments on the mortgage-backed securities held in the portfolio. Interest income on held to maturity securities declined from $254 thousand in 2024 to $213 thousand in 2025, reflecting the decline in average balances. Held to maturity securities are recorded at amortized cost. The fair value of these securities as of December 31, 2025 was $4.4 million.

The designation of securities as "held to maturity" is made at the time of purchase, based upon management's intent and ability to hold the securities until final maturity. At December 31, 2025 there were $40 thousand of unrecognized losses and $90 thousand of unrecognized gains on securities in this portfolio.

Equity Securities

During the second quarter of 2024, Visa Inc. accepted the Company's tender of its 6,528 shares of Visa Class B-1 common stock in exchange for a combination of Visa Class B-2 common stock and Visa Class C common stock. As a result of the exchange, the Company marked its Visa Class C common stock to fair value and recorded a gain of $1.4 million based on the conversion privilege of the Visa Class C common stock and the closing price of Visa Class A common stock on June 28, 2024 of $262.47 per share. In 2024, Company's Visa Class C shares were marked to fair value on a recurring basis using the Visa Class A shares as evidence of orderly transactions between market participants for similar securities issued by Visa. The Company originally obtained the shares in 2008. The carrying value of the Visa Class B-2 shares is nominal as of December 31, 2025 and there was no activity during the year ended December 31, 2025.

Securities Gains

During 2024 TrustCo recognized net gain on the sale of equity securities of $1.4 million as described above. During 2025 and 2023, TrustCo did not recognize any net gains from securities transactions. There were no sales or transfers of held to maturity securities in 2025, 2024 or 2023.

TrustCo has not invested in any exotic investment products such as interest rate swaps, forward placement contracts, or other instruments commonly referred to as derivatives. In addition, the Company has not invested in securities backed by subprime mortgages or in collateralized debt obligations (CDOs). By actively managing a portfolio of high quality securities, TrustCo believes it can meet the objectives of asset/liability management and liquidity, while at the same time producing a reasonably predictable earnings stream.

16



TRUSTCO
Bank Corp NY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

Securities pledged totaled $188.5 million, which results in $126.3 million in unpledged securities. In addition to unpledged securities, TrustCo had $730.4 million of cash and cash equivalents and borrowing capacity of $967.9 million as of December 31, 2025.

SECURITIES PORTFOLIO MATURITY DISTRIBUTION AND YIELD

(dollars in thousands)

	As of December 31, 2025				
	Maturing:				
Debt securities available for sale:	Within 1 Year	After 1 But Within 5 Years	After 5 But Within 10 Years	After 10 Years	Total
U. S. government sponsored enterprises					
Amortized cost	**$24,939**	**$ 5,000**	**$ 2,000**	**$ -**	**$ 31,939**
Fair Value	**24,756**	**5,018**	**1,998**	**-**	**31,772**
Weighted average yield	**1.36%**	**4.68**	**5.07**	**-**	**2.37**
State and political subdivisions					
Amortized cost	**9**	**-**	**-**	**-**	**9**
Fair Value	**9**	**-**	**-**	**-**	**9**
Weighted average yield	**5.28%**	**-**	**-**	**-**	**5.28**
Mortgage backed securities and collateralized mortgage obligations-residential					
Amortized cost	**1,401**	**135,261**	**84,949**	**-**	**221,611**
Fair Value	**1,374**	**128,913**	**76,003**	**-**	**206,290**
Weighted average yield	**2.16%**	**2.69**	**3.01**	**-**	**2.76**
Corporate bonds					
Amortized cost	**-**	**59,972**	**-**	**-**	**59,972**
Fair Value	**-**	**59,932**	**-**	**-**	**59,932**
Weighted average yield	**-%**	**4.62**	**-**	**-**	**4.62**
Small Business Administration-guaranteed participation securities					
Amortized cost	**12,427**	**-**	**-**	**-**	**12,427**
Fair Value	**11,710**	**-**	**-**	**-**	**11,710**
Weighted average yield	**2.21%**	**-**	**-**	**-**	**2.21**
Other					
Amortized cost	**39**	**650**	**-**	**-**	**689**
Fair Value	**55**	**650**	**-**	**-**	**705**
Weighted average yield	**-%**	**4.52**	**-**	**-**	**4.52**
Total securities available for sale					
Amortized cost	**$38,815**	**$200,883**	**$86,949**	**$ -**	**$326,647**
Fair Value	**$37,904**	**$194,513**	**$78,001**	**$ -**	**$310,418**
Weighted average yield	**2.20%**	**3.31**	**3.06**	**-**	**3.05**
Held to maturity securities:					
Mortgage backed securities and collateralized mortgage obligations-residential					
Amortized cost	**$ 11**	**$ -**	**$ 1,443**	**$2,885**	**$ 4,339**
Fair Value	**11**	**-**	**1,403**	**2,975**	**4,389**
Weighted average yield	**3.82%**	**-**	**2.94**	**5.57**	**5.33**
Total held to maturity securities					
Amortized cost	**$ 11**	**$ -**	**$ 1,443**	**$2,885**	**4,339**
Fair Value	**$ 11**	**$ -**	**$ 1,403**	**$2,975**	**$ 4,389**
Weighted average yield	**3.82%**	**-**	**2.94**	**5.57**	**5.33**

Weighted average yields have not been adjusted for any tax-equivalent factor.

17



TRUSTCO
Bank Corp NY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

Maturity and Call Dates of Securities

Many of the securities in the Company's portfolios have a call date in addition to the stated maturity date. Call dates allow the issuer to redeem the bonds prior to maturity at specified dates and at predetermined prices. Normally, securities are redeemed at the call date when the issuer can reissue the security at a lower interest rate. Therefore, for cash flow, liquidity and interest rate risk management purposes, it is important for TrustCo to monitor both maturity dates and call dates. Given the current interest rate environment, the probability of future calls will depend on future market interest rate levels. The tables labeled "Securities Portfolio Maturity and Call Date

Distribution," show the distribution, based on both final maturity and call date of each security, broken out by the available for sale and held to maturity portfolios as of December 31, 2025. Mortgage-backed securities, collateralized mortgage obligations and Small Business Administration securities are reported using an estimate of average life. Actual maturities may differ from contractual maturities because of securities' prepayments and the right of certain issuers to call or prepay their obligations without penalty. The table, "Securities Portfolio Maturity Distribution and Yield," shows the distribution of maturities for each of the securities portfolios, based on final maturity, as well as the average yields at December 31, 2025 on each type/maturity grouping.

SECURITIES PORTFOLIO MATURITY AND CALL DATE DISTRIBUTION

Debt securities available for sale:

(dollars in thousands)	As of December 31, 2025			
	Based on Final Maturity		Based on Call Date	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within 1 year	$ 24,987	$ 24,820	$ 93,287	$ 92,331
1 to 5 years	67,909	67,820	148,411	142,084
5 to 10 years	71,404	67,347	84,949	76,003
After 10 years	162,347	150,431	-	-
Total debt securities available for sale	$326,647	$310,418	$326,647	$310,418

Held to maturity securities:

(dollars in thousands)	As of December 31, 2025			
	Based on Final Maturity		Based on Call Date	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within 1 year	$ 11	$ 11	$ 82	$ 82
1 to 5 years	-	-	4,257	4,307
5 to 10 years	1,443	1,403	-	-
After 10 years	2,885	2,975	-	-
Total held to maturity securities	$4,339	$4,389	$4,339	$4,389



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

Federal Funds Sold and Other Short-term Investments

During 2025, the average balance of Federal Funds sold and other short-term investments was $645.2 million, an increase from $493.5 million in 2024. The average rate earned on these assets was 4.32% in 2025 and 5.26% in 2024. The decline in yield is consistent with FOMC target rate cuts noted earlier. Trustco utilizes this category of earning assets as a means of maintaining strong liquidity. The Federal Funds sold and other short-term investments portfolio is significantly affected by changes in the target Federal Funds rate, as are virtually all short-term interest-sensitive instruments.

The year-end balance of Federal Funds sold and other short-term investments was approximately $679.9 million for 2025, compared to $594.4 million at year-end 2024. While yields on investment securities with acceptable risk characteristics were insufficient to justify shifting overnight liquidity into other investment types during 2025, some funds were shifted into higher yielding loans. Management will continue to evaluate the overall level of Federal Funds sold and other short-term investments in 2026 and make appropriate adjustments based upon market opportunities and interest rates.

Funding Sources

Trustco utilizes various traditional sources of funds to support its earning asset portfolio. The table,

"Mix of Average Sources of Funding," presents the various categories of funds used and the corresponding average balances for each of the last three years.

Deposits: Average total deposits were approximately $5.5 billion in 2025, compared to approximately $5.3 billion in 2024, an increase of $183.9 million. Changes in deposit categories (average balances 2025 versus 2024) included: demand deposits were up $44.7 million, interest-bearing checking deposits were up $38.6 million, savings was down $48.8 million, money market was down $44.3 million and time deposits were up $193.7 million. While many customers remain in one product type for many years, others may move funds between product types to maximize the yield earned or as a result of increased or decreased liquidity needs. The balance in time deposits over $250 thousand is not the result of any incentive pricing as Trustco does not offer premium rates on large certificates of deposit.

The Company has been proactive in retaining deposits, which is evident since total deposits have increased since December 31, 2024. Total deposits as of December 31, 2025 increased $166.4 million to $5.56 billion compared to $5.39 billion as of December 31, 2024. As we move forward, Trustco's objective is to continue to encourage customers to retain these funds in the expanded product offerings of the Bank through aggressive marketing and product differentiation.

MIX OF AVERAGE SOURCES OF FUNDING
(dollars in thousands)

	2025	2024	2023	2025 vs. 2024	2024 vs. 2023	Components of Total Funding 2025	2024	2023
Retail deposits								
Demand deposits	$ 783,521	$ 738,816	$ 784,021	$ 44,705	$ (45,205)	14.1%	13.7%	14.7%
Savings	1,079,405	1,128,190	1,323,995	(48,785)	(195,805)	19.4	21.0	24.8
Time deposits under $250 thousand	1,530,072	1,395,126	1,057,048	134,946	338,078	27.5	26.0	19.8
Interest bearing checking accounts	1,037,072	998,501	1,067,972	38,571	(69,471)	18.7	18.6	20.0
Money market deposits	465,077	509,409	606,230	(44,332)	(96,821)	8.4	9.5	11.4
Total retail deposits	4,895,147	4,770,042	4,839,266	125,105	(69,224)	88.1	88.8	90.7
Time deposits over $250 thousand	574,743	515,990	380,288	58,753	135,702	10.3	9.6	7.1
Short-term borrowings	89,816	89,707	114,639	109	(24,932)	1.6	1.6	2.2
Total purchased liabilities	664,559	605,697	494,927	58,862	110,770	11.9	11.2	9.3
Total sources of funding	$5,559,706	$5,375,739	$5,334,193	$183,967	$ 41,546	100.0%	100.0%	100.0%



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS   *(continued)*

AVERAGE BALANCES, YIELDS AND NET INTEREST MARGINS

(dollars in thousands)

	2025			2024			2023		
	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Income/ Expense	Average Rate
Assets									
Loans, net	**$5,159,337**	**$220,846**	**4.28**%	$5,040,915	$205,600	4.08%	$4,875,166	$187,456	3.84%
Securities available for sale:									
U.S. government sponsored enterprises	**66,529**	**2,159**	**3.25**	105,729	3,213	3.04	121,574	2,805	2.31
State and political subdivisions. . . .	**17**	**1**	**6.75**	25	1	6.69	33	2	6.71
Mortgage backed securities and collateralized mortgage obligations-residential	**237,037**	**6,169**	**2.60**	247,466	5,760	2.33	275,565	6,146	2.23
Corporate bonds.	**34,745**	**1,271**	**3.66**	58,447	1,557	2.66	82,865	1,987	2.40
Small Business Administration-guaranteed participation securities	**13,772**	**296**	**2.15**	17,003	368	2.17	20,410	437	2.14
Other	**699**	**30**	**4.29**	698	13	1.86	686	10	1.46
Total securities available for sale. . .	**352,799**	**9,926**	**2.81**	429,368	10,912	2.54	501,133	11,387	2.27
Held to maturity securities:									
Mortgage backed securities and collateralized mortgage obligations-residential	**4,845**	**213**	**4.39**	5,916	254	4.29	7,053	296	4.20
Total held to maturity securities . . .	**4,845**	**213**	**4.39**	5,916	254	4.29	7,053	296	4.20
Federal Reserve Bank and Federal Home Loan Bank stock.	**6,575**	**531**	**8.08**	6,389	604	9.45	6,018	500	8.31
Federal funds sold and other short-term investments.	**645,154**	**27,900**	**4.32**	493,546	25,946	5.26	521,021	26,567	5.10
Total interest earning assets	**6,168,710**	**259,416**	**4.20**%	5,976,134	243,316	4.07%	5,910,391	226,206	3.83%
Allowance for loan losses	**(51,303)**			(49,648)			(46,971)		
Cash and noninterest earning assets . . .	**206,732**			188,748			172,641		
Total assets.	**$6,324,139**			$6,115,234			$6,036,061		
Liabilities and shareholders' equity									
Interest bearing deposits:									
Interest bearing checking accounts. .	**$1,037,072**	**2,078**	**0.20**%	$ 998,501	1,236	0.12%	$1,067,972	382	0.04%
Savings	**1,079,405**	**2,923**	**0.27**	1,128,190	2,876	0.25	1,323,995	2,531	0.19
Time deposits and money markets	**2,569,892**	**84,548**	**3.29**	2,420,525	86,474	3.57	2,043,566	50,439	2.47
Total interest bearing deposits . .	**4,686,369**	**89,549**	**1.91**	4,547,216	90,586	1.99	4,435,533	53,352	1.20
Short-term borrowings	**89,816**	**894**	**0.99**	89,707	791	0.88	114,639	1,009	0.88
Total interest bearing liabilities. . . .	**4,776,185**	**90,443**	**1.89**%	4,636,923	91,377	1.97%	4,550,172	54,361	1.19%
Demand deposits	**783,521**			738,816			784,021		
Other liabilities	**76,094**			82,398			81,656		
Shareholders' equity	**688,339**			657,097			620,212		
Total liabilities and shareholders' equity	**$6,324,139**			$6,115,234			$6,036,061		
Net interest income.		**168,973**			151,939			171,845	
Net interest spread			**2.31**%			2.10%			2.64%
Net interest margin (net interest income to total interest earnings assets)			**2.74**			2.54			2.91



TRUSTCO
Bank Corp NY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

Portions of income earned on certain commercial loans, obligations of states and political subdivisions, and equity securities are exempt from federal and/or state taxation. Appropriate adjustments have been made to reflect the equivalent amount of taxable income that would have been necessary to generate an equal amount of after-tax income. Federal and state tax rates used to calculate income tax on a tax equivalent basis were 21% and 6%, respectively, for 2025, 2024 and 2023. The average balances of securities available for sale and held to maturity were calculated using amortized costs. Included in the average balance of shareholders' equity is $15.6 million, $30.1 million, and $30.7 million in 2025, 2024, and 2023, respectively, of net unrealized loss, net of tax, in the available for sale securities portfolio. The gross amounts of the net unrealized income (loss) have been included in cash and noninterest earning assets. Non-accrual loans are included in average loans.

The overall cost of interest-bearing deposits decreased as a result of lower deposit rates throughout the year as a result of the current interest rate environment. The Company strives to maintain competitive rates on deposit accounts and to attract customers through a combination of competitive interest rates, quality customer service, and convenient banking locations. In this fashion, management believes TrustCo is able to attract deposit customers looking for a long-term banking relationship and to cross-sell banking services utilizing the deposit account relationship as the starting point.

Other Funding Sources

Other Funding Sources: The Company had $89.8 million of average short-term borrowings outstanding during 2025, compared to $89.7 million in 2024. The slight increase over the prior year is attributable to customer behavior and the products they choose. These borrowings represent customer repurchase accounts, which behave more like deposit accounts than traditional borrowings. The average cost of short-term borrowings was at 0.99% in 2025 and 0.88% in 2024. Higher balances toward the end 2025 resulted in an increase of interest expense to approximately $894 thousand in 2025, compared to $791 thousand in 2024.

AVERAGE DEPOSITS BY TYPE OF DEPOSITOR

(dollars in thousands)	Years ended December 31,				
	2025	2024	2023	2022	2021
Individuals, partnerships and corporations	**$5,443,737**	$5,261,526	$5,195,100	$5,262,996	$5,144,071
States and political subdivisions	**4,728**	5,055	5,421	14,854	15,761
Other (certified and official checks, etc.)	**21,425**	19,451	19,033	24,589	28,515
Total average deposits by type of depositor	**$5,469,890**	$5,286,032	$5,219,554	$5,302,439	$5,188,347

MATURITY OF TIME DEPOSITS IN EXCESS OF THE FDIC INSURANCE LIMIT

(dollars in thousands)	As of December 31, 2025
Under 3 months	**$195,240**
3 to 6 months	**164,946**
6 to 12 months	**138,867**
Over 12 months	**103,520**
Total	**$602,573**


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

As of December 31, 2025 and 2024, approximately $1.22 billion and $1.11 billion, respectively, of our deposit portfolio was uninsured.

The uninsured amounts are estimates based on the methodologies and assumptions used for the Bank's regulatory reporting requirements.

VOLUME AND YIELD ANALYSIS

(dollars in thousands)	2025 vs. 2024			2024 vs. 2023		
	Increase (Decrease)	Due to Volume	Due to Rate	Increase (Decrease)	Due to Volume	Due to Rate
Interest income:						
Federal funds sold and other short-term investments	$ 1,954	$ 7,074	$(5,120)	$ (621)	$(1,428)	$ 807
Securities available for sale:						
Taxable	(986)	(2,332)	1,346	(474)	(1,752)	1,278
Tax-exempt	-	0	-	(1)	(1)	-
Total securities available for sale	(986)	(2,332)	1,346	(475)	(1,753)	1,278
Held to maturity securities (taxable)	(41)	(46)	5	(42)	(49)	7
Federal Reserve Bank and Federal Home Loan Bank stock	(73)	17	(90)	104	32	72
Loans, net	15,246	6,423	8,823	18,144	8,070	10,074
Total interest income	16,100	11,136	4,964	17,110	4,872	12,238
Interest expense:						
Interest bearing checking accounts	842	50	792	854	(27)	881
Savings	47	(127)	174	345	(412)	757
Time deposits and money markets	(1,926)	6,713	(8,639)	36,035	15,281	20,754
Short-term borrowings	103	1	102	(218)	(220)	2
Total interest expense	(934)	6,637	(7,571)	37,016	14,622	22,394
Net interest income	$17,034	$ 4,499	$12,535	$(19,906)	$ (9,750)	$(10,156)

Capital Resources

Consistent with its long-term goal of operating a sound and profitable financial organization, Trustco strives to maintain strong capital ratios and to qualify Trustco Bank as a well-capitalized institution in accordance with federal regulatory requirements. Historically, most of the Company's capital requirements have been provided through retained earnings.

Both TrustCo and Trustco Bank are subject to regulatory capital requirements. The regulatory capital rules require a Tier 1 leverage ratio of 4.0% of consolidated assets, a common equity Tier 1 minimum capital requirement of 4.5% of risk-weighted assets, a minimum Tier 1 capital to risk-based assets requirement of 6.0% of risk-weighted assets, and a total risk-based capital ratio or 8.0% of risk-weighted assets. In addition, the Company and the Bank are required to maintain additional levels of Tier 1 common equity (known as the capital conservation buffer) above the minimum risk-based capital levels in order to avoid restrictions on dividends, share repurchases, or payment of discretionary bonuses.

As of December 31, 2025, the capital levels of both TrustCo and the Bank exceeded the minimum standards, including with the capital conservation buffer taken into account.

Under the OCC's "prompt corrective action" regulations, a bank is deemed to be "well-capitalized" when its "Common Equity Tier 1" ("CET1"), Tier 1, total risk-based, and leverage capital ratios are at least 6.5%, 8%, 10%, and 5%, respectively. A bank is


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

deemed to be "adequately capitalized" or better if its capital ratios meet or exceed the minimum federal regulatory capital requirements, and "undercapitalized" if it fails to meet these minimal capital requirements. A bank is "significantly undercapitalized" if its CET1, Tier 1, total risk-based and leverage capital ratios fall below 3%, 4%, 6%, and 3%, respectively and "critically undercapitalized" if the institution has a ratio of tangible equity to total assets that is equal to or less than 2%. At December 31, 2025 and 2024, Trustco Bank met the definition of "well-capitalized."

The federal bank regulatory agencies have adopted rules creating a "community bank leverage ratio" framework designed to simplify capital requirements for qualifying banks and bank or thrift holding companies. Although TrustCo would qualify to take advantage of the community bank leverage ratio framework, it decided not to opt into the framework.

The Company's dividend payout ratio was 45.19% of net income in 2025 and 56.09% of net income in 2024. The per-share dividend paid was $1.48 in 2025 and $1.44 in 2024. The Company's ability to pay dividends to its shareholders is dependent upon the ability of the Bank to pay dividends to the Company. The payment of dividends by the Bank to the Company is subject to continued compliance with minimum regulatory capital requirements.

TrustCo's consolidated Tier 1 risk-based capital was 18.39% of risk-adjusted assets at December 31, 2025, and 19.30% of risk-adjusted assets at December 31, 2024. Consolidated Tier 1 capital to assets (leverage ratio) at December 31, 2025 was 10.60%, as compared to 11.05% at year-end 2024. Note 14 to the financial statements includes information on all regulatory capital ratios.

TrustCo maintains a dividend reinvestment and stock purchase plan (DRSPP) with approximately 5,759 participants. During 2025, $2.0 million of dividends paid on the shares held in this plan were reinvested in shares of the Company. The DRSPP also allows for additional purchases of stock by participants and has a discount feature (up to 5%) that can be activated by management as a tool to raise capital. To date, the discount feature has not been utilized.

On December 19, 2025 the Company's Board authorized, and the Company announced, a share repurchase program of up to 2,000,000 shares, or approximately 11% of its currently outstanding common stock. The program expires on December 31, 2026. Prior to that, on March 18, 2025 the Company announced that its Board of Directors authorized a share repurchase program of up to 1,000,000 shares, or approximately 5% of its currently outstanding common stock. The Company purchased all 1,000,000 shares under this share repurchase program as of December 10, 2025. During the twelve months ended December 31, 2025, the Company repurchased a total of 1,000,000 shares at an average price per share of $38.08 for a total of $38.1 million under such share repurchase programs. On March 29, 2024 the Company's Board of Directors authorized, and the Company announced, another share repurchase program of up to 200,000 shares, or approximately 1% of its currently outstanding common stock. During the twelve months ended December 31, 2024, the Company repurchased a total of 14,000 shares at an average price per share of $26.68 for a total of $374 thousand under its Board authorized share repurchase program.

Risk Management

The responsibility for balance sheet risk management oversight is the function of the Company's Asset Allocation Committee. The Committee meets monthly and includes the executive officers of the Company as well as other department managers as appropriate. The meetings include a review of balance sheet structure, formulation of strategy in light of anticipated economic conditions, and comparison to Board-established guidelines to control exposures to various types of risk.

Credit Risk

Credit risk is managed through a framework of loan officer authorities, review committees, loan policies, and oversight from the senior executives of the Company. In addition, the Company utilizes an independent loan review function to evaluate management's loan grading of non-homogeneous loans. Management follows a policy of continually identifying, analyzing, and evaluating the credit risk inherent in the loan portfolio. As a result of management's ongoing reviews of the loan portfolio, loans are placed in non-accrual status, either due to the delinquent status of the principal and/or interest payments, or based on a judgment by management



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

that, although payment of principal and/or interest is current, such action is prudent. Thereafter, no interest is taken into income unless received in cash or until such time as the borrower demonstrates a sustained ability to make scheduled payments of interest and principal.

Management has also developed policies and procedures to monitor the credit risk in relation to the Federal Funds sold portfolio. TrustCo maintains an approved list of third-party banks to which Trustco can sell Federal Funds and monitors the credit rating and capital levels of those institutions. At December 31, 2025, virtually all of the Federal Funds sold and other short-term investments were funds on deposit at the Federal Reserve Bank of New York ("FRBNY") and the Federal Home Loan Bank of New York ("FHLBNY"). The Company also monitors the credit ratings on its investment securities and performs initial and periodic reviews of financial information for the issuers of corporate and municipal bonds.

Nonperforming Assets

Nonperforming assets include loans in non-accrual status, restructured loans, loans past due by three payments or more and still accruing interest, and foreclosed real estate properties.

Nonperforming assets at year-end 2025 and 2024 totaled $22.0 million and $21.0 million, respectively. Nonperforming loans as a percentage of the total loan portfolio were 0.39% in 2025 and 0.37% in 2024. As of December 31, 2025 and 2024, there were $9.4 million and $8.9 million, respectively, of loans in non-accruing status that were less than 90 days past due.

At December 31, 2025, nonperforming loans included a mix of commercial and residential loans. Of the total nonperforming loans of $20.7 million, $18.7 were residential real estate loans and $2.0 million were commercial loans. The majority of the Company's loan portfolio continues to come from its historical market area in Upstate New York. As of December 31, 2025, 64.3% of loans are in New York, including both the Upstate and Downstate areas, as well as nominal loan balances in adjoining states. The remaining 35.7% of the loan portfolio are Florida loans. At December 31, 2025, 19.7% of nonperforming loans were in Florida and 80.3% were in the Company's New York area markets. At December 31, 2025 nonperforming Florida loans amounted to $4.1 million compared to $3.7 million at December 31, 2024. At December 31, 2025 New York nonperforming loans amounted to $16.6 million compared to $15.1 million at December 31, 2024.

(dollars in thousands)	As of December 31,				
	2025	2024	2023	2022	2021
Loans in non-accrual status	**$20,672**	$18,800	$17,663	$17,483	$18,739
Restructured retail loans	**-**	-	3	10	17
Total nonperforming loans	**20,672**	18,800	17,666	17,493	18,756
Other real estate owned	**1,394**	2,175	194	2,061	362
Total nonperforming assets	**$22,066**	$20,975	$17,860	$19,554	$19,118
Allowance for credit losses on loans	**$52,205**	$50,248	$48,578	$46,032	$44,267
Allowance coverage of nonperforming loans	**2.53x**	2.67x	2.75x	2.63x	2.36x
Allowance for credit losses on loans to nonaccrual loans	**2.53x**	2.67x	2.75x	2.63x	2.36x
Nonperforming loans as a % of total loans	**0.39%**	0.37%	0.35%	0.37%	0.42%
Nonperforming assets as a % of total assets	**0.34%**	0.34%	0.29%	0.33%	0.31%
Non-accrual loans to total loans outstanding	**0.39%**	0.37%	0.35%	0.37%	0.42%

The Company places loans on non-accrual at the time the loan is 90 days delinquent or if facts and circumstances warrant classification of non-accrual even if the borrower is not 90 days past due.

Ongoing portfolio management is intended to result in early identification and disengagement from deteriorating credits. Trustco has a diversified loan portfolio that includes a significant balance of


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

residential mortgage loans to borrowers in the Capital Region of New York and central Florida and avoids concentrations to any one borrower or any single industry.

There are inherent risks associated with lending; however, based on its review of the loan portfolio, including loans classified as nonperforming, management is aware of no other loans in the portfolio that pose significant risk of the eventual non-collection of principal and interest. As of December 31, 2025, there were no other loans classified for regulatory purposes that management reasonably expects will materially impact future operating results, liquidity, or capital resources. TrustCo has no advances to borrowers or projects located outside the United States. The Bank makes loans to executive officers, directors and to associates of such persons in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions.

At year-end 2025 and 2024 there were $1.4 million and $2.2 million of foreclosed real estate, respectively. We generally initiate foreclosure proceedings on real estate loans when a loan enters non-accrual status based upon non-payment, unless the borrower is paying in accordance with an agreed upon modified payment agreement. We obtain an updated appraisal upon the commencement of legal action to calculate a potential collateral shortfall and to reserve appropriately for the potential loss. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure action is completed, the property securing the loan is transferred to Other Real Estate Owned ("OREO"). We generally attempt to utilize all available remedies, such as note sales in lieu of foreclosure, in an effort to resolve non-accrual loans and OREO properties as quickly and prudently as possible in consideration of market conditions, the physical condition of the property and any other mitigating circumstances. We have not initiated any expected or imminent foreclosure proceedings that are likely to have a material adverse impact on our consolidated financial statements. In the event that a non-accrual loan is subsequently brought current, it is returned to accrual status once the doubt concerning collectability has been removed and the borrower has demonstrated performance in accordance with the loan terms and conditions for a period of generally at least six months. Although the length of time to complete a foreclosure has remained elevated in recent years, TrustCo, as a

portfolio lender, has generally not encountered issues such as lost notes and other documents, which have been a problem in the foreclosure process for many other mortgagees.

Allowance for Credit Losses on Loans

The level of the allowance for credit losses on loans ("ACLL") is based on factors that influence management's current estimate of expected credit losses, including past events and current conditions. There were no changes in the Company's methodology for the allowance for credit losses on loans for the period ended December 31, 2025. The Company selected the baseline economic forecast for the allowance for credit losses based on current market conditions and portfolio trends. In addition, the Company's four quarter forecast period and four quarter straight line reversion has not changed for the period ended December 31, 2025.

The ACLL reflects management's estimate of expected credit losses over the life of the loan portfolio. The ACLL level is influenced by past events and current conditions, as well as reasonable and supportable forecasts of future economic conditions. The ACLL level is updated quarterly based on the latest available information and assumptions. During the year ended December 31, 2025, the Company's ACLL calculation incorporated the following:

- The use of a Discounted Cash Flow Methodology using the probability of default and loss given default approach, incorporating peer data.

- Reasonable and supportable forecast period, which is based on a Moody's baseline scenario for four quarters.

- Reversion period, which is the period after the forecast period when the ACLL factors revert to historical averages, using a four-quarter straight line reversion.

- Qualitative considerations, which are adjustments to the ACLL quantitative reserves to account for changes in various internal and external factors that affect the credit quality of the loan portfolio, were allocated utilizing a weighted scorecard framework. The qualitative factors utilized are based on regulatory (interagency) guidelines.

For the year ended December 31, 2025, the Company recorded a provision for credit losses of $1.6 million, which includes a provision for credit



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

losses on loans of $1.5 million as a result of a combination of factors such as loan growth, peer loss data and economic conditions, and a provision for credit losses on unfunded commitments of $100 thousand as a result of a corresponding increase in unfunded commitments. For the year ended December 31, 2024, the Company recorded a provision for credit losses of $2.0 million, which includes a provision for credit losses on loans of $1.9 million as a result of a combination of factors such as loan growth, peer loss data and economic conditions, and a provision for credit losses on unfunded commitments of $100 thousand as a result of a corresponding increase in unfunded commitments. For the year ended December 31, 2023, the Company recorded a provision for credit losses of $1.3 million, which includes a provision for credit losses on loans of $2.5 million as a result of increased unemployment forecast offset by a sustained low level of NPL's and actual charge-offs, and a benefit for credit losses on unfunded commitments of $1.3 million as a result of a corresponding decrease in unfunded commitments.

The Company evaluates several external forecasts in choosing the forecast element for the economic components of the allowance for credit losses on loans. The Company selected the Moody's baseline forecast scenario for December 31, 2025 for economic modeling.

As of December 31, 2025, the Company utilized Moody's baseline scenario model to assess economic conditions. This model incorporates recent developments and subsequent policy implementations. Key considerations include the administration's tariffs, which may influence trade dynamics and inflation. Additionally, as inflation remained volatile, the Federal Reserve's indication suggests potential adjustments in monetary policy. The Company also acknowledges ongoing geopolitical tensions, such as the conflicts in the Middle East and the Russia-Ukraine situation, which continue to pose risks to market stability. Recognizing that actual outcomes may diverge from the baseline scenario, the Company has incorporated qualitative considerations to account for uncertainties in economic conditions and additional risk factors not fully captured by the quantitative model.

See Notes 1 and 4 of the consolidated financial statements for additional discussion related to the adoption of CECL, and the process for determining the provision for credit losses.

The table, "Summary of Loan Loss Experience", includes an analysis of the changes to the allowance for credit losses on loans for the past five years. Net loans (recovered) charged off in 2025 and 2024 were ($457) thousand and $230 thousand, respectively. The decrease in net charge-offs was primarily the result of a decrease in the number of gross charge-offs in the commercial and real estate mortgage segments for both New York and Florida. New York commercial, residential, and installment gross recoveries were up $7 thousand, down $286 thousand, and up $15 thousand, respectively, from 2025 to 2024. Total gross charge-offs in 2025 were $320 thousand versus $939 thousand in 2024. The decrease in gross charge-offs was primarily the result of the Florida commercial charge-offs decreasing $314 thousand in 2025, and New York commercial charge-offs decreasing $123 thousand from 2025 to 2024. Residential gross charge-offs decreased $229 thousand from 2025 to 2024 and gross installment charge-offs increased $47 thousand from 2025 to 2024. The changes in gross and net charge-offs in these categories reflected economic and real estate market changes.

Conditions in most of the Bank's market areas are stabilizing or improving as compared to 2024; however, should general economic conditions weaken and/or real estate values begin to decline, the level of problem loans may increase, as would the level of the provision for credit losses.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

SUMMARY OF LOAN LOSS EXPERIENCE

(dollars in thousands)	2025	2024	2023	2022	2021
Amount of loans outstanding at end of year (less unearned income)	**$5,252,460**	$5,098,058	$5,002,879	$4,733,201	$4,438,779
Average loans outstanding during year (less average unearned income)	**5,159,337**	5,040,915	4,875,166	4,551,281	4,336,834
Balance of allowance at beginning of year	**50,248**	48,578	46,032	44,267	49,595
Impact of ASU 2016-13, Current Expected Credit Loss (CECL)	**-**	-	-	2,353	-
Balance as of January 1, 2022 as adjusted for ASU 2016-13	**50,248**	48,578	46,032	46,620	49,595
Loans charged off:					
Commercial and commercial real estate	**4**	441	-	40	30
Real estate mortgage - 1 to 4 family	**99**	328	371	24	340
Installment	**217**	170	176	88	60
Total	**320**	939	547	152	430
Recoveries of loans previously charged off:					
Commercial and commercial real estate	**322**	-	129	4	32
Real estate mortgage - 1 to 4 family	**406**	675	417	450	466
Installment	**49**	34	47	10	54
Total	**777**	709	593	464	552
Net loan chargeoffs (recoveries)	**(457)**	230	(46)	(312)	(122)
Provision (credit) for credit losses on loans	**1,500**	1,900	2,500	(900)	(5,450)
Balance of allowance at end of year	**$ 52,205**	$ 50,248	$ 48,578	$ 46,032	$ 44,267
Net charge offs as a percent of average loans outstanding during year (less average unearned income)	**(0.01)%**	0.00%	-%	(0.01)%	-%
Allowance as a percent of loans outstanding at end of year	**0.99**	0.99	0.97	0.97	1.00



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

The following table presents the ratio of net charge-offs (recoveries) to average loans outstanding by loan category, along with the components of the calculation, for the periods indicated:

(dollars in thousands)	For the Years Ended December 31,								
	2025			**2024**			**2023**		
	Net charge-offs (recoveries)	Average loans outstanding	Net charge-offs as a percent of average loans outstanding	Net charge-offs (recoveries)	Average loans outstanding	Net charge-offs as a percent of average loans outstanding	Net charge-offs (recoveries)	Average loans outstanding	Net charge-offs as a percent of average loans outstanding
Commercial	$(318)	$ 306,997	-0.10%	$ 441	$ 280,566	0.16%	$(129)	$ 255,666	0.05%
Real estate mortgage - 1 to 4 family	(307)	4,840,166	-0.01%	(347)	4,745,423	-0.01%	(46)	4,604,155	0.00%
Installment	168	12,174	1.38%	136	14,926	0.91%	129	15,345	0.84%
Total net (recoveries) chargeoffs	$(457)	$5,159,337	-0.01%	$ 230	$5,040,915	0.00%	$ (46)	$4,875,166	0.00%

Our loan portfolio experienced an annualized net recovery rate of (0.01%) for the year ended December 31, 2025 compared to 0.00% for the year ended December 31, 2024.

Allocation of the Allowance for Credit Losses on Loans

The allocation of the allowance for credit loss on loans is as follows:

(dollars in thousands)	As of December 31, 2025		As of December 31, 2024	
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
Commercial	$ 2,786	5.40%	$ 3,195	5.25%
Real estate - construction	411	0.80%	328	0.58%
Real estate mortgage - 1 to 4 family	42,143	84.75%	40,866	85.87%
Home equity lines of credit	6,636	8.84%	5,667	8.03%
Installment Loans	229	0.21%	192	0.27%
	$52,205	100.00%	$50,248	100.00%

MARKET RISK

The Company's principal exposure to market risk is with respect to interest rate risk. Interest rate risk is the potential for economic loss due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current market value.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Trustco realizes income principally from the difference or spread between the interest earned on loans, investments and other interest-earning assets and the interest paid on deposits and borrowings. Loan volume and yield, as well as the volume of and rates on investments, deposits and borrowings are affected by market interest rates. Additionally, because of the


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

terms and conditions of many of the loan documents and deposit accounts, a change in interest rates could also affect the projected maturities of the loan portfolio and/or the deposit base.

In monitoring interest rate risk, management focuses on evaluating the levels of net interest income and the fair value of capital in varying interest rate cycles within Board-approved policy limits. Interest rate risk management also must take into consideration, among other factors, the Company's overall credit, operating income, operating cost, and capital profile. The Asset Allocation Committee, which includes all members of executive management and reports quarterly to the Board of Directors, monitors and manages interest rate risk to maintain an acceptable level of potential net interest income and change in the fair value of capital as a result of changes in market interest rates.

The Company uses a third-party industry standard simulation model as the primary tool to identify, quantify and project changes in interest rates and the impact on the balance sheet and forecasted net interest income. The model utilizes assumptions with respect to cash flows and prepayment speeds taken both from industry sources and internally generated data based upon historical trends in the Bank's balance sheet. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in market interest rates are also incorporated into the model. This model calculates a fair value amount with respect to non-time deposit categories, since these deposits are part of the core deposit products of the Company. All changes in income are measured as percentage changes from the projected net interest income at the base interest rate scenario. Various estimates regarding prepayment assumptions are made at each level of rate shock. However, prepayment penalty income is excluded from this analysis. The assumptions used are inherently uncertain and, as a result, the model cannot precisely measure the fair value of capital or precisely predict the impact of

fluctuations in interest rates on the fair value of capital. Actual results could differ from these estimates. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit repricing characteristics including decay rates, and correlations to movements in interest rates, and should not be relied on as indicative of actual results. Our model requires us to make certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. However, we also apply consistent parallel yield curve shifts (in both directions) to determine possible changes in net interest income if the theoretical yield curve shifts occurred gradually. Net interest income analysis also adjusts the asset and liability repricing analysis based on changes in prepayment rates resulting from the parallel yield curve shifts. In addition, the net portfolio value and net interest income information presented assume that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assume that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities.

Using this model, the fair values of capital projections as of December 31, 2025 and 2024 are presented below. The base case scenario shows the present estimate of the fair value of capital assuming no change in the operating environment or operating strategies and no change in interest rates from those existing in the marketplace as of December 31, 2025 and 2024. The tables indicate the impact on the fair value of capital, or EVE, assuming interest rates were to instantaneously increase or decrease by 100, 200, 300 and 400 basis points (BP), assuming the yield curve of the rate shocks will be parallel to each other. The tables also indicate the expected change in net interest income ("NII") under those same assumptions.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

(dollars in thousands)

| | December 31, 2025 | | | | | |
| | | | 1 to 12 Months | | 13 to 24 Months | |
Change in Interest Rates	$ Amount of EVE	% Change in EVE	$ Amount of NII	% Change In NII	$ Amount of NII	% Change In NII
+400 BP	1,122,506	-24.3%	167,752	-10.7%	165,057	-16.2%
+300 BP	1,181,424	-20.4%	172,329	-8.2%	171,918	-12.8%
+200 BP	1,240,156	-16.4%	176,904	-5.8%	178,757	-9.3%
+100 BP	1,391,074	-6.2%	183,053	-2.5%	189,987	-3.6%
Current rates	1,483,675	0.0%	187,759	0.0%	197,069	0.0%
-100 BP	1,501,937	1.2%	189,681	1.0%	199,073	1.0%
-200 BP	1,450,335	-2.2%	189,798	1.1%	197,146	0.0%
-300 BP	1,352,227	-8.9%	187,007	-0.4%	191,556	-2.8%
-400 BP	1,139,659	-23.2%	189,143	0.7%	197,583	0.3%

(dollars in thousands)

| | December 31, 2024 | | | | | |
| | | | 1 to 12 Months | | 13 to 24 Months | |
Change in Interest Rates	$ Amount of EVE	% Change in EVE	$ Amount of NII	% Change In NII	$ Amount of NII	% Change In NII
+400 BP	1,017,206	-26.8%	146,487	-15.1%	157,503	-17.8%
+300 BP	1,074,687	-22.6%	152,179	-11.8%	163,625	-14.6%
+200 BP	1,131,318	-18.6%	157,863	-8.5%	169,763	-11.4%
+100 BP	1,290,356	-7.1%	165,875	-3.9%	182,489	-4.7%
Current rates	1,389,173	0.0%	172,598	0.0%	191,561	0.0%
-100 BP	1,414,204	1.8%	176,684	2.4%	195,705	2.2%
-200 BP	1,375,226	-1.0%	178,576	3.5%	195,457	2.0%
-300 BP	1,291,656	-7.0%	178,106	3.2%	190,864	-0.4%
-400 BP	1,169,300	-15.8%	175,397	1.6%	183,764	-4.1%

At December 31, 2025 and 2024, the Company's consolidated Tier 1 capital to assets ratio (leverage capital ratio) was 10.60% and 11.05%, respectively.

The fair value of capital is calculated as the fair value of assets less the fair value of liabilities in the interest rate scenario presented. The fair value of capital in the current rate environment is 24.6% of the fair value of assets, whereas the current Tier 1 capital to assets ratio was 10.60% at December 31, 2025, as noted. The significant difference between these two capital ratios reflects the impact that a fair value calculation can have on the capital ratios of a company. The fair value of capital calculations take into consideration the fair value of deposits, including those deposits considered core deposits, along with the fair value of assets such as the loan portfolio.

A secondary method to identify and manage the interest rate risk profile is the static gap analysis.

Interest sensitivity gap analysis measures the difference between the assets and liabilities repricing or maturing within specific time periods. An asset-sensitive position indicates that there are more rate-sensitive assets than rate-sensitive liabilities repricing or maturing within specific time periods, which would generally imply a favorable impact on net interest income in periods of rising interest rates and a negative impact in periods of falling rates. A liability-sensitive position would generally imply a negative impact on net interest income in periods of rising rates and a positive impact in periods of falling rates.

Static gap analysis has limitations because it cannot measure precisely the effect of interest rate movements and competitive pressures on the repricing and maturity characteristics of interest-earning assets and interest-bearing liabilities. In addition, a significant portion of the interest sensitive assets are fixed rate with relatively long lives whereas the interest-bearing



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

liabilities are not subject to these same limitations. As a result, certain assets and liabilities may in fact reprice at different times and at different volumes than the static gap analysis would indicate. The Company has deemphasized the use of gap analysis in favor of the more advanced methods provided by the previously noted model, including the sensitivity of the economic value of equity and net interest income.

The Company recognizes the relatively long-term nature of the fixed rate residential loan portfolio. To fund those long-term assets, the Company cultivates long-term deposit relationships (often called core deposits). These core deposit relationships tend to be longer-term in nature and not as susceptible to changes in interest rates. Core deposit balances, along with substantial levels of short-term liquid assets allow the Company to take on certain interest rate risk with respect to the fixed rate loans on its balance sheet.

In practice, the optionality imbedded in many of the Company's assets and liabilities, along with other limitations such as differing timing between changes in rates on varying assets and liabilities limits the effectiveness of static gap analysis. Thus, the table should be viewed as a rough framework in the evaluation of interest rate risk. Management takes these factors, and others, into consideration when reviewing the Bank's gap position and establishing its asset/liability management strategy. As noted, the simulation model is better able to consider these

aspects of the Bank's exposure to potential interest rate changes and thus is viewed as the more important of the two methodologies.

The table, "Interest Rate Sensitivity," presents an analysis of the interest-sensitivity gap position at December 31, 2025. All interest-earning assets and interest-bearing liabilities are shown based upon their contractual maturity or repricing date adjusted for forecasted prepayment rates. Asset prepayment and liability repricing periods are selected after considering the current rate environment, industry prepayment information and data specific to the Company. The interest rate sensitivity table indicates that TrustCo is liability sensitive on a cumulative basis when measured in the less than 1 year time frame, and asset sensitive when measured in the 1-5 year and the over 5 year time frames. The effect of being liability sensitive is that rising interest rates should result in liabilities repricing to higher levels faster than assets repricing to higher levels, thus decreasing net interest income. Conversely, should interest rates decline, the Company's interest-bearing liabilities would reprice down faster than assets, resulting in higher net interest income. The effect of being asset sensitive is that rising interest rates should result in assets repricing to higher levels faster than liabilities repricing to higher levels, thus increasing net interest income. Conversely, should interest rates decline, the Company's interest-bearing assets would reprice down faster than liabilities, resulting in lower net interest income.

INTEREST RATE SENSITIVITY

(dollars in thousands)

	At December 31, 2025				
	Repricing in:				
	Less than 1 year	1-5 years	Over 5 years	Rate Insensitive	Total
Total assets	$1,672,159	2,408,974	2,155,949	203,618	6,440,700
Cumulative total assets	$1,672,159	4,081,133	6,237,082	6,440,700	
Total liabilities and shareholders' equity	$2,572,556	137,647	2,967,519	762,978	6,440,700
Cumulative total liabilities and shareholders' equity..................................	$2,572,556	2,710,203	5,677,722	6,440,700	
Cumulative interest sensitivity gap.............	$ (900,397)	1,370,930	559,360		
Cumulative gap as a % of interest earning assets for the period...........................	(53.8%)	33.6%	9.0%		
Cumulative interest sensitive assets to liabilities ..	65.0%	150.6%	109.9%		


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

Liquidity Risk

Liquidity risk involves the risk of being unable to fund assets with the appropriate duration and rate-based liabilities, as well as the risk of not being able to meet unexpected cash needs. Liquidity planning and management are necessary to ensure the ability to fund operations in a cost-effective manner and to meet current and future potential obligations such as loan commitments, lease obligations, and unexpected deposit outflows. See "Risk Factors – Risks Related to Our Lending Activities – We may not be able to meet the cash flow requirements of our depositors or borrowers or meet our operating cash needs to fund corporate expansion and other activities" in the 2025 Form 10-K.

TrustCo seeks to obtain favorable funding sources and to maintain prudent levels of liquid assets in order to satisfy various liquidity demands. In addition to serving as a funding source for maturing obligations, liquidity provides flexibility in responding to customer-initiated needs. Many factors affect the ability to meet liquidity needs, including changes in the markets served by the Bank's network of branches, the mix of assets and liabilities, and general economic conditions.

The Company actively manages its liquidity position through target ratios established under its asset/liability management policies. Continual monitoring of these ratios, both historically and through forecasts under multiple interest rate scenarios, allows TrustCo to employ strategies necessary to maintain adequate liquidity levels as provided in its asset/liability management policies. Management has also developed various contingent liquidity alternatives, such as borrowings from the FHLBNY and the FRBNY, and through the utilization of brokered CDs, should the need develop.

The Company achieves its liability-based liquidity objectives in a variety of ways. Liabilities can be classified into three categories for the purposes of managing liability-based liquidity: retail deposits, purchased money, and capital market funds. TrustCo seeks deposits that are dependable and predictable and that are based as much on the level and quality of service as they are on interest rate. Average retail deposits (total deposits less time deposits greater than

$250 thousand) amounted to $4.90 billion in 2025 and $4.77 billion in 2024. Average balances of core deposits are detailed in the table "Mix of Average Sources of Funding."

In addition to core deposits, another source of liability-based funding available to TrustCo is purchased money, which consists of long-term and short-term borrowings, Federal Funds purchased, securities sold under repurchase agreements, and time deposits greater than $250 thousand. The average balances of these purchased liabilities are detailed in the table "Mix of Average Sources of Funding." During 2025, the average balance of purchased liabilities was $664.6 million, compared with $605.7 million in 2024. Although classified as purchased liabilities for the purposes of this analysis the Company does not offer premium rates on large time deposits and thus views its time deposits as relatively stable funds. The borrowed funds remained relatively flat from $89.7 million in 2024 to $89.8 million in 2025. Borrowed funds fluctuations are the result of customers' behavioral preferences in regard to managing their funds and does not reflect any decision by management to decrease this category of funding. The classification of time deposits over $250 thousand as purchased liabilities is typical industry practice, partly reflecting that some banks pay premium rates for larger balance time deposits.

The Bank also has a line of credit available with the FHLBNY. The amount of that line is determined by the Bank's total assets and the amount and types of collateral pledged. Assets that are eligible for pledging include most loans and securities. The Bank can borrow up to 30% of its total assets from the FHLBNY without special approval and may apply to borrow up to 50% of its total assets. Securities and loans pledged as collateral against any borrowings must cover certain margin requirements. Eligible securities have a maximum lendable value of 67% to 97%, depending on the security type, with the securities in the Bank's investment portfolio generally having maximum lendable values of 80% to 95%. The maximum lendable value against loans is 90% for 1-4 family residential mortgages, 80% for multifamily mortgages and 75% for commercial mortgages. For both securities and loans, the maximum lendable limits are applied to the market value of the asset pledged. At December 31, 2025 the amount available to borrow from the FHLBNY was $967.4 million, and there were no outstanding borrowings as of December 31, 2025. In addition, as noted, the Bank has access to



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

borrowings from the FRBNY. Borrowings from the FRBNY are subject to collateralization by securities or loans acceptable to the FRBNY and at collateral margins set by the FRBNY.

Management believes that the Company's overall liquidity position remains strong. A simple liquidity proxy often used in the industry is the ratio of loans to deposits, with a lower number representing a more liquid institution. As of December 31, 2025 and 2024, TrustCo's loan to deposit ratio was 94.5% and 94.6%, respectively. In addition, at December 31, 2025 and 2024, the Company had cash and cash equivalents totaling $730.4 million and $641.8 million, respectively, as well as unpledged securities available for sale with a fair value of $126.3 million and $213.9 million, respectively. Management believes that the Company currently has adequate sources of liquidity to cover its contractual obligations and commitments over the next twelve months and beyond.

The following table and narrative below reflect our material short-and long-term cash requirements as of December 31, 2025:

(dollars in thousands)	Payments Due by Period:				
	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Operating lease liabilities	$ 8,046	$ 12,343	$7,335	$14,070	$ 41,794
Certificates of deposit .	2,000,762	136,951	682	20	$2,138,415
Total contractual obligations	$2,008,808	$149,294	$8,017	$14,090	$2,180,209

In addition, the Company is contractually obligated to pay data processing vendors approximately $10 million to $11 million per year through 2030.

As of December 31, 2025 the Bank has commercial and personal unused lines of credit of $74.2 million that generally have a draw date of one year or less, and also the Bank has unused home equity lines of credit of $528.1 that generally have a draw period of up to 10 years. In addition, there are standby letters of credit of $5.1 million as of December 31, 2025 that generally have a term of one year or less. The Bank also has construction loans in process of $35.5 million with draw periods of up to three years.

Also, the Company is obligated under its various employee benefit plans to make certain payments of approximately $2.0 to $2.3 million per year through 2035. Additionally, the Company is obligated to pay the accumulated benefits under the Company's post retirement pension plan which amounted to $6.7 million and $6.2 million, respectively, as of December 31, 2025 and 2024. Actual payments under the plan are made in accordance with the plan provisions.

Off-Balance Sheet Risk

Commitments to extend credit: The Bank makes contractual commitments to extend credit, and extends lines of credit which are subject to the Bank's credit approval and monitoring procedures. At December 31, 2025 and 2024, commitments to extend credit in the form of loans, including unused lines of credit, amounted to $611.6 million and $601.2 million, respectively. In management's opinion, there are no material commitments to extend credit that represent unusual risk.

The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $5.1 million and $4.6 million at December 31, 2025 and 2024, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company's standby letters of credit at December 31, 2025 and 2024 was insignificant.

Other off-balance sheet risk: TrustCo does not engage in activities involving interest rate swaps, forward placement contracts, or any other instruments



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

commonly referred to as "derivatives." Management believes these instruments pose a high degree of risk, and that investing in them is unnecessary. TrustCo has no off-balance sheet partnerships, joint ventures, or other risk sharing entities.

The Company's allowance for credit losses on unfunded commitments is recognized as a liability (within accrued expenses and other liabilities) with adjustments to the reserve recognized in provision for credit losses in the consolidated income statement. The Company recorded a provision for credit losses of $100 thousand in both 2025 and 2024. As of December 31, 2025 and 2024 the allowance for unfunded commitments was $1.9 million and $1.8 million, respectively.

Noninterest Income and Expense

Noninterest income: Noninterest income is an important source of revenue for the Company and a factor in overall results. Total noninterest income was $18.9 million in 2025, $19.8 million in 2024 and $18.3 million in 2023. The decrease is primarily the result of a gain of $1.4 million recorded on the Visa Class C Common stock exchange in 2024 as previously discussed, and a decrease in fees for services to customers driven by lower interchange income, partially offset by an increase in financial services income due to higher market values of assets under management.

The Company routinely reviews its service charge policies and levels relative to its competitors.

Reflecting those reviews, the Company makes changes in fees for services to customers in terms of both the levels of fees, as well as types of fees where appropriate. The changes in reported noninterest income also reflect the volume of services customers utilized and regulatory changes governing overdrafts. Other income was up $206 thousand in 2025 compared to 2024.

Trustco Wealth Management contributes a large recurring portion of noninterest income through fees generated by providing fiduciary and investment management services. Income from these fiduciary activities totaled $7.9 million in 2025, $7.2 million in 2024 and $6.4 million in 2023. Trust fees are generally calculated as a percentage of the assets under management by Trustco Wealth Management. In addition, trust fees include fees for estate settlements, tax preparation, and other services. Assets under management by Trustco Wealth Management are not included on the Company's Consolidated Financial Statements because Trustco Wealth Management holds these assets in a fiduciary capacity. At December 31, 2025, 2024 and 2023, fair value of assets under management by the Trustco Wealth Management were approximately $1.3 billion, $1.2 billion and $967 million, respectively. The changes in levels of assets under management reflects a combination of changing market valuations and the net impact of new customer asset additions, losses of accounts and the settlement of estates. The increase in income is due to the timing of market value fluctuations and fees for other services.

NONINTEREST INCOME

(dollars in thousands)	For the year ended December 31,			2025 vs 2024	
	2025	2024	2023	Amount	Percent
Wealth Management income	**$ 7,855**	$ 7,247	$ 6,425	$ 608	8.4%
Fees for services to customers	**9,532**	9,852	10,648	(320)	(3.2)
Net gain on equity securities	**-**	1,383	-	(1,383)	(100.0)
Other	**1,558**	1,352	1,242	206	15.2
Total noninterest income	**$18,945**	$19,834	$18,315	$ (889)	(4.5)%

Noninterest expense: Noninterest expense was $105.5 million in 2025, $105.7 million in 2024, and $111.3 million in 2023. TrustCo's operating philosophy stresses the importance of monitoring and controlling the level of noninterest expense. The efficiency ratio is a strong indicator of how well controlled and monitored

these expenses are for a banking enterprise. A low ratio indicates highly efficient performance. The median adjusted efficiency ratio for a peer group composed of banking institutions with assets of $2 to $10 billion was 59.0% for 2025. TrustCo's efficiency ratio was 56.1% in 2025, 61.6% in 2024 and 58.5% in 2023. TrustCo's


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

adjusted efficiency ratio was 55.8% in 2025, 61.6% in 2024 and 56.7% in 2023. In 2024 net gains on equity securities was excluded from this calculation. In 2023 non-recurring losses, non-recurring expenses, and branch closure expenses were excluded from this calculation. See the Non-GAAP Financial Measures Reconciliation presented herein.

NONINTEREST EXPENSE

(dollars in thousands)

	For the year ended December 31,			2025 vs 2024	
	2025	2024	2023	Amount	Percent
Salaries and employee benefits.................	**$ 48,739**	$ 48,149	$ 51,242	**$ 590**	**1.2%**
Net occupancy expense.......................	**18,134**	17,820	17,427	**314**	**1.8**
Equipment expense	**8,019**	7,889	7,610	**130**	**1.6**
Professional services	**6,266**	6,675	6,245	**(409)**	**(6.1)**
Outsourced services.........................	**9,752**	10,858	10,039	**(1,106)**	**(10.2)**
Advertising expense..........................	**1,584**	1,803	1,878	**(219)**	**(12.1)**
FDIC and other insurance	**4,511**	4,116	4,300	**395**	**9.6**
Other real estate expense, net	**719**	770	524	**(51)**	**(6.6)**
Other..	**7,780**	7,647	12,032	**133**	**1.7**
Total noninterest expense	**$105,504**	$105,727	$111,297	**$ (223)**	**(0.2)%**

Salaries and employee benefits are the most significant component of noninterest expense. For 2025, these expenses amounted to $48.7 million, compared with $48.1 million in 2024 and $51.2 million in 2023. The increase in salaries and benefits in 2025 was primarily the result of an increase in salaries and incentive compensation, partially offset by decreases in other employee benefit plan expenses. Full time equivalent headcount was 743 and 737 as of December 31, 2025 and 2024, respectively. The Company constantly hires qualified candidates and from time-to-time experiences fluctuations in head count.

Net occupancy expense increased $314 thousand during 2025 compared to 2024 primarily as a result of additional costs incurred for common area maintenance. Professional services decreased $409 thousand during 2025 compared to 2024 primarily as a result of decreased use of consultants and experts for various activities. Outsourced services expense decreased $1.1 million during 2025 compared to 2024 primarily as a result of credits earned from one of our banking service providers. FDIC and other insurance increased $395 thousand primarily as a result of increased deposits. Other real estate expense, net was $719 thousand in 2025 and $770 thousand in 2024, compared to other real estate expense of $524 thousand in 2023. Included in ORE expense, net during 2025, 2024 and 2023 were write downs of properties included in ORE totaling $547 thousand,

$350 thousand and $143 thousand, respectively. Additionally, included in ORE expense, net during 2025, 2024 and 2023 were gains on sale of $40 thousand, $75 thousand and $355 thousand, respectively. Other noninterest expense was $7.8 million in 2025 compared to $7.6 million in 2024 and $12.0 million in 2023. The increase in 2023 as compared to 2024 and 2025 was primarily as a result of a $2.75 million litigation settlement expense incurred in that year.

Income Tax

TrustCo recognized income tax expense of $19.7 million, $15.2 million and $19.0 million in 2025, 2024 and 2023, respectively. The effective tax rates were 24.3% in 2025, 23.8% in 2024, and 24.4% in 2023.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements for the years ended 2025, 2024 and 2023 have been prepared in accordance with U.S. generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the cost of operations, included in noninterest expense.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS   *(continued)*

Nearly all assets and liabilities of the Company are monetary. As a result, changes in interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation, because interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, income taxes and related disclosures. On an ongoing basis, the Company evaluates its estimates and assumptions. The Company's actual results may differ from these estimates under different assumptions or conditions.

Management considers the accounting policy relating to the allowance for credit losses on loans to be a critical accounting policy given the measurement uncertainty and subjective judgment necessary in evaluating the levels of the allowance required to cover the life time losses in the loan portfolio and the material effect that such judgments can have on the results of operations. Included in Note 1 to the Consolidated Financial Statements contained in this Annual Report to Shareholders is a description of the significant accounting policies that are utilized by the Company in the preparation of the Consolidated Financial Statements.

The estimate of expected credit losses under the CECL methodology required under ASC 326 are based on relevant information about current conditions, past events, and reasonable and supportable forecasts regarding collectability of the reported amounts. In order to estimate the expected credit losses on loans, the Company utilized a discounted cash flow model which calculated a historical loss rate for each of the identified loan segments. The historical loss rates were then adjusted using qualitative factors. The Company uses the regulatory interagency qualitative framework under a weighted scorecard approach. The weighted scorecard approach considers each qualitative factor with respect to risks in the Company's portfolio and the economic environment, weighting is assigned based

on the Company's evaluation and understanding of the underlying risks and economic conditions within each portfolio segment.

Assumptions evaluated each reporting period include the determination of the forecast scenario to be utilized and the assumption for prepayment speeds. For its largest portfolio, 1-4 family residential real estate, the prepayment assumption applied within the quantitative calculation was 9.56% as of December 31, 2025. Hypothetically, if the prepayment assumption would be increased to 14.56%, the impact of the allowance would be a reduction of $5.2 million. Hypothetically, if the prepayment assumption would be decreased to 4.56%, the impact of the allowance would be an increase of $7.8 million.

Recent Accounting Pronouncements

Please refer to Note 19 to the consolidated financial statements for a detailed discussion of new accounting pronouncements and their impact on the Company.

Non-GAAP Financial Measures Reconciliation

The Securities and Exchange Commission ("SEC") has adopted certain rules with respect to the use of "non-GAAP financial measures" by companies with a class of securities registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), such as TrustCo. Under the SEC's rules, companies making disclosures containing non-GAAP financial measures must also disclose, along with each non-GAAP financial measure, certain additional information, including a reconciliation of the non-GAAP financial measure to the closest comparable GAAP financial measure and a statement of the company's reasons for utilizing the non-GAAP financial measure as part of its financial disclosures. Certain of the financial measures used in this report, such as adjusted efficiency ratio, are determined by methods other than in accordance with GAAP.

Adjusted Efficiency Ratio: Adjusted efficiency ratio is a non-GAAP measures of expense control relative to revenue from net interest income and non-interest fee income. We calculate the efficiency ratio by dividing total non-interest expense by the sum of net interest income and total non-interest income. We calculate the adjusted efficiency ratio by dividing total noninterest expenses as determined under GAAP,


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)*

excluding other real estate expense, net, strategic branch closing costs, and a non-recurring expense related to the settlement of a class action lawsuit, by net interest income and total noninterest income as determined under GAAP, excluding gain/loss on the disposal of assets from strategic branch closures from this calculation and net gains on equity securities. We believe that this provides a reasonable measure of primary banking expenses relative to primary banking revenue. Additionally, we believe this measure is important to investors looking for a measure of efficiency in our productivity measured by the amount of revenue generated for each dollar spent.

We believe that this non-GAAP financial measure provides information that is important to investors and

that is useful in understanding the Company's financial position, results and ratios. Management internally assesses our performance based, in part, on such measure. However, this non-GAAP financial measure is supplemental and is not a substitute for an analysis based on GAAP measures. As other companies may use different calculations for these measures, this presentation may not be comparable to other similarly titled measures reported by other companies.

A reconciliation of the non-GAAP measures of adjusted efficiency ratio to the most directly comparable GAAP financial measures is set forth below.

(dollars in thousands, except per share amounts)
(Unaudited)

		Years ended December 31,				
		2025	**2024**	**2023**	**2022**	**2021**
Taxable Equivalent Net Interest Margin						
Net interest income (GAAP)		$ **168,973**	$ 151,939	$ 171,845	$ 180,135	$ 160,408
Taxable Equivalent Adjustment		**-**	-	-	1	1
Net interest income (Taxable Equivalent) (Non-GAAP)		$ **168,973**	$ 151,939	$ 171,845	$ 180,136	$ 160,409
Total Interest Earning Assets		**6,168,710**	5,976,134	5,910,391	6,014,850	5,928,077
Net Interest Margin (GAAP)		**2.74%**	2.54%	2.91%	2.99%	2.71%
Taxable Equivalent Net Interest Margin (Non-GAAP)		**2.74%**	2.54%	2.91%	2.99%	2.71%

		Years ended December 31,				
		2025	2024	2023	2022	2021
Efficiency Ratio						
Net interest income (Taxable Equivalent) (Non-GAAP)	A	**$168,973**	$151,939	$171,845	$180,136	$160,409
Non-interest income (GAAP)	B	**18,945**	19,834	18,315	19,260	17,937
Add: Non-recurring loss	C	**-**	-	101	-	-
Less: Net gains on equity securities	D	**-**	1,383	-	-	-
Less: Net gain on sale of building and net gain	E	**-**	-	-	-	-
on sale of nonperforming loans	F	**-**	-	-	268	-
Revenue used for efficiency ratio (Non-GAAP)	G	**$187,918**	$170,390	$190,261	$199,128	$178,346
Total Noninterest expense (GAAP)	H	**$105,504**	$105,727	$111,297	$100,319	$101,662
Less: Branch closure expense	I	**-**	-	114	-	-
Less: Non-recurring expenses	J	**-**	-	2,750	-	-
Less: Other real estate (income) expense, net	K	**719**	770	524	310	183
Expenses used for efficiency ratio (Non-GAAP)	L	**$104,785**	$104,957	$107,909	$100,009	$101,479
Efficiency Ratio (GAAP)	H/(A+B)	**56.14%**	61.55%	58.53%	50.31%	57.00%
Adjusted Efficiency Ratio (Non-GAAP)	L/G	**55.76%**	61.60%	56.72%	50.22%	56.90%



Glossary of Terms

Adjusted Efficiency Ratio:

Noninterest expense as determined under GAAP, excluding other real estate expense, net, and other non-recurring expenses, divided by net interest income and total noninterest income as determined under GAAP, excluding any non-recurring income. This is an indicator of the total cost of operating the Company in relation to the total income generated.

Allowance for Credit Losses on Loans:

A balance sheet account which represents management's estimate of expected credit losses in the loan portfolio. The provision for credit losses is added to the allowance account, charge offs of loans decrease the allowance balance and recoveries on previously charged off loans serve to increase the balance.

Basic Earnings Per Share:

Net income divided by the weighted average number of common shares outstanding (including participating securities) during the period.

Cash Dividends Per Share:

Total cash dividends for each share outstanding on the record dates.

Common equity tier 1 capital ratio

Common equity Tier 1 capital to risk weighted assets

Comprehensive Income (Loss):

Net income plus the change in selected items recorded directly to capital such as the net change in unrealized market gains and losses on securities available for sale and the overfunded/underfunded positions in the retirement plans.

Core Deposits:

Deposits that are traditionally stable, including all deposits other than time deposits of $250,000 or more.

Derivative Investments:

Investments in futures contracts, forwards, swaps, or other investments with similar characteristics.

Diluted Earnings Per Share:

Net income divided by the weighted average number of common shares outstanding during the period, taking into consideration the effect of any dilutive stock options.

Earning Assets:

The sum of interest-bearing deposits with banks, securities available for sale, securities held to maturity, trading securities, loans, net of unearned income, and Federal Funds sold and other short-term investments.

Efficiency Ratio:

Noninterest expense divided by net interest income plus noninterest income. This is an indicator of the total cost of operating the Company in relation to the total income generated.

Federal Funds Sold:

A short-term (generally one business day) investment of excess cash reserves from one bank to another.

Government Sponsored Enterprises ("GSE"):

Corporations sponsored by the United States government and include the Federal Home Loan Bank (FHLB), the Federal Home Loan Mortgage Corporation (FHLMC or Freddie Mac), the Federal National Mortgage Association (FNMA or Fannie Mae) and the Small Business Administration (SBA).

Individually Evaluated Loans:

Loans that no longer match the risk profile of the pool are individually assessed for credit losses. Non-accrual loans that have been delinquent 180 days or greater, commercial non-accrual loans and loans identified as financial difficulty modification ("FDM") are individually assessed.

Interest-Bearing Liabilities:

The sum of interest-bearing deposits, Federal Funds purchased, securities sold under agreements to repurchase, short-term borrowings, and long-term debt.

Interest Rate Spread:

The difference between the taxable equivalent yield on earning assets and the rate paid on interest bearing-liabilities.



Glossary of Terms *(continued)*

Liquidity:

The ability to meet loan commitments, deposit withdrawals, and maturing borrowings as they come due.

Loan Modifications:

A refinanced loan in which the bank allows the borrower certain concessions that would normally not be considered. The concessions are made in light of the borrower's financial difficulties and the bank's objective to maximize recovery on the loan. Loan modifications are considered individually analyzed loans.

Net Interest Income:

The difference between income on earning assets and interest expense on interest-bearing liabilities.

Net Interest Margin:

Net interest income as a percentage of average earning assets.

Net Loans Charged Off:

Reductions to the allowance for credit losses on loans written off as losses, net of the recovery of loans previously charged off.

Non-accrual Loans:

Loans for which no periodic accrual of interest income is recognized.

Nonperforming Assets:

The sum of nonperforming loans plus foreclosed real estate properties.

Nonperforming Loans:

The sum of loans in a non-accrual status (for purposes of interest recognition), plus accruing loans three payments or more past due as to principal or interest payments.

Parent Company:

A company that owns or controls a subsidiary through the ownership of voting stock.

Real Estate Owned:

Real estate acquired through foreclosure proceedings.

Return on Average Assets:

Net income as a percentage of average total assets.

Return on Average Equity:

Net income as a percentage of average equity.

Risk-Adjusted Assets:

A regulatory calculation that assigns risk factors to various assets on the balance sheet.

Risk-Based Capital:

The amount of capital required by federal regulatory standards, based on a risk-weighting of assets.

Subprime Loans:

Loans, including mortgages, that are underwritten based on non-traditional guidelines or structured in non-traditional ways, typically with the goal of facilitating the approval of loans that more conservative lenders would likely decline.

Tier 1 Capital:

Total shareholders' equity excluding accumulated other comprehensive income.


TRUSTCO
Bank Corp NY

Management's Report on Internal Control over Financial Reporting

The management of TrustCo Bank Corp NY is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f)). TrustCo's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has completed an assessment of TrustCo Bank Corp NY's internal control over financial reporting as of December 31, 2025. In making this assessment, we used the criteria set forth by the 2013 Internal Control – Integrated Framework promulgated by the Committee of Sponsoring Organizations of the Treadway Commission, commonly referred to as the "COSO" criteria. Based on our assessment, we believe that, as of December 31, 2025, the Company maintained effective internal control over financial reporting.

The Company's internal control over financial reporting as of December 31, 2025 has been audited by Crowe LLP, the Company's independent registered public accounting firm, as stated in their report which is included herein.

Robert J. McCormick
Chairman, President, and Chief Executive Officer

Michael M. Ozimek
Executive Vice President, and Chief Financial Officer

March 16, 2026



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of Trustco Bank Corp NY
Glenville, New York

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of condition of Trustco Bank Corp NY (the ''Company'') as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the ''financial statements''). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on Internal Control – Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (''PCAOB'') and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting

includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses – Qualitative Factors

As described in Notes 1 and 4, the allowance for credit losses on loans (''ACLL'') is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. The Company has identified the ACLL as a critical accounting estimate.

The estimate of expected credit losses under the CECL methodology required under ASC 326 are based on relevant information about current conditions, past events, and reasonable and supportable forecasts regarding collectability of the reported amounts. In order to estimate the expected credit losses for loans, the Company utilized a discounted cash flow model which calculated a historical loss rate for each of the identified loan segments. The historical loss rates were then adjusted with qualitative factors. The Company uses the regulatory interagency qualitative framework under a weighted scorecard approach. The weighted scorecard approach considers each qualitative factor with respect to risks in the Company's portfolio and the economic environment, weighting is assigned based on the Company's evaluation and understanding of the underlying risks and economic conditions within each portfolio segment.

We identified auditing the qualitative factors to be a critical audit matter due to the significant professional judgment and use of subjective measurements by management in determining the qualitative factors using the weighted scorecard approach. This resulted in a high degree of auditor effort and judgment in evaluating the qualitative factors due to the subjective nature and the resulting measurement uncertainty associated with the qualitative factors.

The primary procedures we performed to address this critical audit matter included:

- Testing of design and operating effectiveness of management's internal controls over the (i) appropriateness of management's methodology for developing the qualitative factors; (ii) relevance and reliability of the internal and external data used in the determination of the qualitative factors; and (iii) reasonableness of management's judgments applied in determining the risk tranches and allocations for the selected qualitative factors.

- Substantively testing management's process to estimate the allowance for credit losses for loans qualitative factors calculation, which included (i) testing the relevance and reliability of internal and external data utilized in the determination of the qualitative factors; (ii) evaluating the reasonableness of management's judgments and subjective measurements used in the qualitative factor calculation; and (iii) evaluating the appropriateness of management's qualitative factor methodology.

CROWE LLP

We have served as the Company's auditor since 2009.

Boston, Massachusetts
March 16, 2026



Consolidated Statements of Income

(dollars in thousands, except per share data)

	Years ended December 31,		
	2025	2024	2023
Interest and dividend income:			
Interest and fees on loans	**$220,846**	$205,600	$187,456
Interest and dividends on securities available for sale:			
U. S. government sponsored enterprises	**2,159**	3,213	2,805
State and political subdivisions	**1**	1	2
Mortgage-backed securities and collateralized mortgage obligations-residential	**6,169**	5,760	6,146
Corporate bonds	**1,271**	1,557	1,987
Small Business Administration-guaranteed participation securities	**296**	368	437
Other	**30**	13	10
Total interest and dividends on securities available for sale	**9,926**	10,912	11,387
Interest on held to maturity securities:			
Mortgage-backed securities and collateralized mortgage obligations-residential	**213**	254	296
Total interest on held to maturity securities	**213**	254	296
Federal Home Loan Bank stock	**531**	604	500
Interest on federal funds sold and other short-term investments	**27,900**	25,946	26,567
Total interest and dividend income	**259,416**	243,316	226,206
Interest expense:			
Interest on deposits	**89,549**	90,586	53,352
Interest on short-term borrowings	**894**	791	1,009
Total interest expense	**90,443**	91,377	54,361
Net interest income	**168,973**	151,939	171,845
Provision for credit losses	**1,600**	2,000	1,250
Net interest income after provision for credit losses	**167,373**	149,939	170,595
Noninterest income:			
Trustco Financial Services income	**7,855**	7,247	6,425
Fees for services to customers	**9,532**	9,852	10,648
Net gain on equity securities	**-**	1,383	-
Other	**1,558**	1,352	1,242
Total noninterest income	**18,945**	19,834	18,315
Noninterest expense:			
Salaries and employee benefits	**48,739**	48,149	51,242
Net occupancy expense	**18,134**	17,820	17,427
Equipment expense	**8,019**	7,889	7,610
Professional services	**6,266**	6,675	6,245
Outsourced services	**9,752**	10,858	10,039
Advertising expense	**1,584**	1,803	1,878
FDIC and other insurance expense	**4,511**	4,116	4,300
Other real estate expense, net	**719**	770	524
Other	**7,780**	7,647	12,032
Total noninterest expense	**105,504**	105,727	111,297
Income before income taxes	**80,814**	64,046	77,613
Income taxes	**19,677**	15,213	18,967
Net income	**$ 61,137**	$ 48,833	$ 58,646
Earnings per share:			
Basic	**$ 3.26**	$ 2.57	$ 3.08
Diluted	**$ 3.25**	$ 2.57	$ 3.08

See accompanying notes to consolidated financial statements.



Consolidated Statements of Comprehensive Income

(dollars in thousands)

	Years ended December 31,		
	2025	2024	2023
Net income	**$61,137**	$48,833	$58,646
Net unrealized holding gain on securities available for sale	**13,049**	2,946	11,293
Tax effect	**(3,391)**	(760)	(2,921)
Net unrealized gain on securities available for sale, net of tax	**9,658**	2,186	8,372
Change in overfunded position in pension and postretirement plans arising during the year	**7,695**	10,524	7,955
Tax effect	**(1,999)**	(2,734)	(2,067)
Change in overfunded position in pension and postretirement plans arising during the year, net of tax	**5,696**	7,790	5,888
Amortization of net actuarial gain	**(1,998)**	(824)	(423)
Amortization of prior service cost	**13**	13	13
Tax effect	**516**	211	107
Amortization of net actuarial gain and prior service cost on pension and postretirement plans, net of tax	**(1,469)**	(600)	(303)
Other comprehensive income, net of tax	**13,885**	9,376	13,957
Comprehensive income	**$75,022**	$58,209	$72,603

See accompanying notes to consolidated financial statements.



TRUSTCO
Bank Corp NY

Consolidated Statements of Condition

(dollars in thousands, except per share data)	As of December 31,	
	2025	2024
ASSETS		
Cash and due from banks	**$ 50,569**	$ 47,364
Federal funds sold and other short term investments	**679,858**	594,448
Total cash and cash equivalents	**730,427**	641,812
Securities available for sale	**310,418**	358,185
Held to maturity securities ($4,389 and $5,306 fair value at December 31, 2025 and 2024, respectively)	**4,339**	5,365
Federal Home Loan Bank stock	**6,601**	6,507
Loans, net of deferred costs	**5,252,460**	5,098,058
Less: Allowance for credit losses on loans	**52,205**	50,248
Net loans	**5,200,255**	5,047,810
Bank premises and equipment, net	**40,707**	33,782
Operating lease right-of-use assets	**33,638**	36,627
Other assets	**114,315**	108,656
Total assets	**$6,440,700**	$6,238,744
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Demand	**$ 814,908**	$ 762,101
Savings accounts	**1,069,564**	1,086,534
Interest-bearing checking	**1,077,141**	1,027,540
Money market deposit accounts	**457,389**	465,049
Time accounts	**2,138,415**	2,049,759
Total deposits	**5,557,417**	5,390,983
Short-term borrowings	**120,054**	84,781
Operating lease liabilities	**36,391**	40,159
Accrued expenses and other liabilities	**40,249**	46,478
Total liabilities	**5,754,111**	5,562,401
Commitments and contingent liabilities		
SHAREHOLDERS' EQUITY:		
Capital stock: $1.00 par value; 30,000,000 shares authorized, 20,118,509 and 20,097,152 shares issued and 18,029,107 and 19,019,749 shares outstanding at December 31, 2025 and 2024, respectively	**20,119**	20,097
Surplus	**260,333**	258,874
Undivided profits	**479,996**	446,503
Accumulated other comprehensive income (loss), net of tax	**10,024**	(3,861)
Treasury stock: 2,089,402 and 1,077,403 shares, at cost, at December 31, 2025 and 2024, respectively	**(83,883)**	(45,270)
Total shareholders' equity	**686,589**	676,343
Total liabilities and shareholders' equity	**$6,440,700**	$6,238,744

See accompanying notes to consolidated financial statements.



Consolidated Statements of Changes in Shareholders' Equity

(dollars in thousands, except per share data)

	Capital Stock	Surplus	Undivided Profits	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, January 1, 2023	$20,058	$257,078	$393,831	$(27,194)	$(43,786)	$599,987
Net income	-	-	58,646	-	-	58,646
Change in other comprehensive income, net of tax	-	-	-	13,957	-	13,957
Cash dividend declared, $1.44 per share	-	-	(27,408)	-	-	(27,408)
Stock based compensation expense	-	103	-	-	-	103
Ending balance, December 31, 2023	$20,058	$257,181	$425,069	$(13,237)	$(43,786)	$645,285
Net income	-	-	48,833	-	-	48,833
Change in other comprehensive income, net of tax	-	-	-	9,376	-	9,376
Exercise of stock options, net of repurchases	30	982	-	-	(958)	54
Restricted stock vesting, net of repurchases	9	(9)	-	-	(152)	(152)
Cash dividend declared, $1.44 per share	-	-	(27,399)	-	-	(27,399)
Purchase of treasury stock, 14,973 shares	-	-	-	-	(374)	(374)
Stock based compensation expense	-	720	-	-	-	720
Ending balance, December 31, 2024	$20,097	$258,874	$446,503	$ (3,861)	$(45,270)	$676,343
Net Income	-	-	61,137	-	-	61,137
Change in other comprehensive income, net of tax	-	-	-	13,885	-	13,885
Exercise of stock options, net of repurchases	7	204	-	-	(198)	13
Restricted stock vesting, net of repurchases	15	(15)			(281)	(281)
Cash Dividend Declared, $1.48 per share	-	-	(27,644)	-	-	(27,644)
Purchase of treasury stock 1,000,000 shares	-	-	-	-	(38,134)	(38,134)
Stock Based Compensation Expense	-	1,270	-	-	-	1,270
Ending balance, December 31, 2025	$20,119	$260,333	$479,996	$ 10,024	(83,883)	$686,589

See accompanying notes to consolidated financial statements.



TRUSTCO
Bank Corp NY

Consolidated Statements of Cash Flows

(dollars in thousands, except per share data)

	Years ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net income	**$ 61,137**	$ 48,833	$ 58,646
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**4,815**	4,540	4,114
Amortization of right-of-use asset	**6,645**	6,895	6,672
Net gain on sale of other real estate owned	**(40)**	(75)	(355)
Writedown of other real estate owned	**547**	350	143
Net gain on securities transactions	**-**	(1,383)	-
Provision for credit losses	**1,600**	2,000	1,250
Deferred tax expense	**4,134**	1,986	2,156
Net amortization of securities	**884**	1,137	1,734
Stock based compensation expense	**1,270**	720	103
Net loss (gain) on sale of bank premises and equipment	**125**	(144)	101
(Increase) Decrease in taxes receivable	**(3,873)**	6,351	(79)
(Increase) Decrease in interest receivable	**(635)**	489	(2,192)
(Decrease) Increase in interest payable	**(171)**	204	3,010
Increase in other assets	**(7,162)**	(6,341)	(5,588)
Decrease in operating lease liabilities	**(7,424)**	(7,292)	(6,996)
(Decrease) Increase in accrued expenses and other liabilities	**(4,249)**	1,172	1,410
Total adjustments	**(3,534)**	10,609	5,483
Net cash provided by operating activities	**57,603**	59,442	64,129
Cash flows from investing activities:			
Proceeds from paydowns and calls of securities available for sale	**86,019**	68,119	53,503
Purchases of securities available for sale	**(96,113)**	(42,773)	(19,678)
Proceeds from maturities of securities available for sale	**70,059**	70,608	5,008
Proceeds from paydowns of held to maturity securities	**993**	1,052	1,199
Purchases of Federal Reserve Bank and Federal Home Loan Bank stock	**(94)**	(304)	(406)
Net increase in loans	**(154,203)**	(97,989)	(269,952)
Proceeds from sale of securities transactions	**-**	1,383	-
Proceeds from dispositions of other real estate owned	**531**	325	2,399
Proceeds from dispositions of bank premises and equipment	**-**	713	-
Purchases of bank premises and equipment	**(11,865)**	(4,884)	(5,666)
Net cash used in investing activities	**(104,673)**	(3,750)	(233,593)
Cash flows from financing activities:			
Net change in deposits	**166,434**	40,206	157,967
Net change in short-term borrowings	**35,273**	(4,209)	(33,710)
Proceeds from exercise of stock options and related tax benefits	**24**	95	-
Stock based award tax withholding payments	**(292)**	(193)	-
Purchases of treasury stock	**(38,134)**	(374)	-
Dividends paid	**(27,620)**	(27,409)	(27,388)
Net cash provided by financing activities	**135,685**	8,116	96,869
Net (decrease) increase in cash and cash equivalents	**88,615**	63,808	(72,595)
Cash and cash equivalents at beginning of period	**641,812**	578,004	650,599
Cash and cash equivalents at end of period	**$ 730,427**	$641,812	$ 578,004

See accompanying notes to consolidated financial statements.



Consolidated Statements of Cash Flows *(continued)*

(dollars in thousands, except per share data)

	Years ended December 31,		
	2025	2024	2023
Cash paid during the year for:			
Interest paid	**$90,614**	$91,173	$51,351
Income taxes paid	**19,078**	9,152	19,064
Non cash investing and financing activites:			
Transfer of loans to real estate owned	**258**	2,580	320
Change in dividends payable.	**24**	(10)	20
Change in unrealized gain on securities available for sale - gross of deferred taxes	**13,049**	2,946	11,293
Change in deferred tax effect on unrealized gain on securities available for sale, net of reclassification adjustment	**(3,391)**	(760)	(2,921)
Amortization of net actuarial gain and prior service credit on pension and post retirement plans, gross of deferred taxes	**(1,985)**	(811)	(410)
Change in deferred tax effect of amortization of net actuarial gain and prior service credit on pension and post retirement plans	**516**	211	107
Change in overfunded portion of pension and post retirement benefit plans (ASC 715) - gross of deferred taxes.	**7,695**	10,524	7,955
Deferred tax effect of change in overfunded portion of pension and post retirement benefit plans (ASC 715)	**(1,999)**	(2,734)	(2,067)

See accompanying notes to consolidated financial statements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Basis of Presentation

The accounting and financial reporting policies of TrustCo Bank Corp NY (the Company or TrustCo), ORE Subsidiary Corp., Trustco Bank (referred to as Trustco Bank or the Bank), and its wholly owned subsidiaries, Trustco Realty Corporation, Trustco Insurance Agency, Inc., ORE Property, Inc. and its subsidiaries ORE Property One, Inc. and ORE Property Two, Inc. conform to general practices within the banking industry and are in conformity with U.S. generally accepted accounting principles. A description of the more significant policies follows.

Consolidation

The consolidated financial statements of the Company include the accounts of the subsidiaries after elimination of all significant intercompany accounts and transactions.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Available for Sale and Held to Maturity (Debt Securities)

Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax. Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are generally amortized on the level-yield method without anticipating prepayments. Premiums on callable debt securities are amortized to their earlier call date. Discounts are amortized to maturity date. Gains and losses are recorded on the trade date and determined using the specific identification method.

A debt security is placed on non-accrual status at the time any principal or interest payments become 90 days delinquent. Interest accrued but not received for a security placed on non-accrual is reversed against interest income.

The Company measures expected credit losses on securities held to maturity debt on a collective basis. Accrued interest receivable on held to maturity debt securities is excluded from the estimate of credit losses and was not material as of December 31, 2025 and 2024. The estimate of expected credit losses considers nature of the issuers, historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. Based on the nature of the issuer, there is no allowance for credit losses on held to maturity securities for the periods ended December 31, 2025 and 2024.

The Company evaluates securities available for sale in an unrealized loss position by first assessing whether it intends to sell or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For available for sale debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, any changes to the rating of security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income.

Equity Securities

Equity securities are carried at fair value, with changes in fair value reported in net income. Equity securities without readily determinable fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment. Restrictions on the sale of equity securities



held are not considered in the fair value measurement unless the restriction is a characteristic of the actual securities.

Federal Home Loan Bank of New York (FHLB) stock

The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Dividends are reported as income.

Loans

Loans that management has the intent and ability to hold for the near future or until maturity or payoff are reported at amortized cost net of allowance for credit losses on loans. Amortized cost is the principal balance outstanding, net of deferred loan fees and costs. Interest income is accrued on unpaid principal balances. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income from mortgage and commercial loans is discontinued and placed on non-accrual status at the time the loan is 90 days delinquent. Non-accrual loans are individually reviewed and charged off at 180 days past due. Loans are charged off to the extent principal or interest is deemed uncollectible. In all cases, loans are placed on non-accrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on non-accrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Under the cost-recovery method, interest income is not recognized until the loan balance is reduced to zero. Under the cash-basis method, interest income is recorded when the payment is received in cash. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought to current and future payments are reasonably assured.

Allowance for Credit Losses on Loans

The allowance for credit losses on loans ("ACLL") is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the uncollectability of the loan balance is confirmed. Expected recoveries are not to exceed the aggregate of amounts previously charged-off and expected to be charged-off. Accrued interest receivable is excluded from the estimate of credit losses.

During the year-ended December 31, 2025, the Company made no enhancements to its ACLL calculation. The estimate of expected credit losses is based on relevant information about current conditions, past events, and reasonable and supportable forecasts regarding collectability of the reported amounts. In order to estimate the expected credit losses for loans, the Company utilized a discounted cash flow model which calculated a historical loss rate for each of the identified loan segments. The historical loss rates were then adjusted with qualitative factors. The Company uses the regulatory interagency qualitative framework under a weighted scorecard approach. The weighted scorecard approach considers each qualitative factor with respect to risks in the Company's portfolio and the economic environment, weighting is assigned based on the Company's evaluation and understanding of the underlying risks and economic conditions within each portfolio segment to make adjustments to historical loss information ("qualitative factors"). The determination of qualitative factors involves significant judgement and subjective measurement.

The level of the ACLL represents management's estimate of expected credit losses over the expected life of the loans at the balance sheet date. The Company uses the Discounted Cash Flow Methodology using the probability of default and loss given default approach, incorporating peer data. The level of the ACLL is based on management's ongoing review of all relevant information, from internal and external sources, relating to past and current events, utilizing a four-quarter reasonable and supportable forecast period, followed by a four-quarter straight-line reversion to historical averages. As part of its economic forecast methodology, management evaluates various economic indicators for key metropolitan areas in New York and Florida. Management utilizes the regulatory interagency qualitative framework, with a weighted scorecard approach.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

The ACLL is measured on a collective (pool) basis when similar risk characteristics exist. The Company evaluates its risk characteristics of loans based on regulatory call report code with sub-segmentation based on geographic territory (New York and Florida). Risk characteristics relevant to each portfolio segment are as follows:

Commercial: Commercial real estate loans and other commercial loans are made based primarily on the identified cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. Commercial real estate collateral is generally located within the Bank's geographic territories; while collateral for non-real estate secured commercial loans is typically accounts receivable, inventory, and/or equipment. Repayment is primarily dependent upon the borrower's ability to service the debt based upon cash flows generated from the underlying business. Additional support involves liquidation of the pledged collateral and enforcement of a personal guarantee, if a guarantee is obtained.

Residential real estate: Residential real estate loans, including first mortgages, home equity loans and home equity lines of credit, are collateralized by first or second liens on one-to-four family residences generally located within the Bank's market areas. Proof of ownership title, clear mortgage title, and hazard insurance coverage are normally required.

Installment: Installment loans are primarily made up of installment loans, personal lines of credit, as well as secured and unsecured credit cards. The installment loans represent a relatively small portion of the loan portfolio and are primarily used for personal expenses and are secured by automobiles, equipment and other forms of collateral, while personal lines of credit are unsecured as are most credit card loans.

Loans that do not share risk characteristics are evaluated on an individual basis, which the Company has determined are non-accrual residential loans that have been delinquent 180 days or greater, commercial non-accrual loans and loans identified as loan modifications. Loans evaluated individually are not included in the collective evaluation. Estimates of specific allowance may be determined by the present value of anticipated future cash flows or the loan's observable fair market value, or the fair value of the collateral less costs to sell, if the loan is collateral dependent. However, for collateral dependent loans, the amount of the amortized cost in a loan that exceeds the fair value of the collateral is charged-off

against the allowance for credit losses on loans in lieu of an allocation of a specific allowance amount when such an amount has been identified.

A loan for which terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, is considered a loan modification. In situations where the Bank considers a loan modification, management determines whether the borrower is experiencing financial difficulty by performing an evaluation of the probability that the borrower will be in payment default on any of its debt in the near future without the modification. This evaluation is performed under the Company's underwriting policy. Generally, the modification of the terms of loans was the result of the borrower filing for bankruptcy protection. Chapter 13 bankruptcies generally include the deferral of all past due amounts for a period of generally 60 months in accordance with the bankruptcy court order. In the case of Chapter 7 bankruptcies, even though there was no modification of terms, the borrowers' debt to the Company was discharged and they may not reaffirm the debt.

Loan modifications that have subsequently defaulted have the underlying collateral evaluated at the time these loans were identified as loan modifications, and a charge-off was taken at that time, if necessary. Collateral values on these loans are reviewed for collateral sufficiency on a quarterly basis.

The allowance for unfunded commitments is maintained at a level by the Company determined to be sufficient to absorb expected lifetime losses related to unfunded credit facilities (including unfunded loan commitments and letters of credit). The allowance for unfunded commitments is recorded as a separate liability and is included with Accrued expenses and other liabilities on the Consolidated Statements of Condition. Changes in the reserve are recorded through the provision for credit losses on the Consolidated Statements of Income.

Bank Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on either the straight-line or accelerated methods over the remaining useful lives of the assets; generally 20 to 40 years for buildings, 3 to 7 years for furniture and equipment, and the shorter of the estimated life of the asset or the lease term for leasehold improvements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

Other Real Estate Owned

Assets that are acquired through or instead of foreclosure are initially recorded at fair value less costs to sell. These assets are subsequently accounted for at the lower of cost or fair value less costs to sell. Subsequent write downs and gains and losses on sale are included in noninterest expense. Operating costs after acquisition are also included in noninterest expense. At December 31, 2025 and 2024, there were $1.4 million and $2.2 million, respectively, of other real estate owned included in the category of Other Assets in the accompanying Consolidated Statements of Condition.

Income Taxes

Deferred taxes are recorded for the future tax consequences of events that have been recognized in the financial statements or tax returns based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the ''more likely than not'' test, no benefit is recorded. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. The Company recognizes interest and/or penalties (if incurred) related to income tax matters in income tax expense.

Dividend Restrictions

The Company's ability to pay dividends to its shareholders is dependent upon the ability of the Bank to pay dividends to the Company. The payment of dividends by the Bank to the Company is subject to continued compliance with minimum regulatory capital requirements and the filing of notices with the Bank's and the Company's regulators. The Bank's primary regulator may disapprove a dividend if: the Bank would be undercapitalized following the distribution; the proposed capital distribution raises safety and soundness concerns; or the capital distribution would violate a prohibition contained in any statue, regulation, or agreement between the Bank and a regulator or a condition imposed in a previously approved application or notice. Currently the Bank meets the regulatory definition of a well-capitalized institution.

Benefit Plans

The Company has a defined benefit pension plan covering substantially all of its employees who participated in the plan before it was frozen as of December 31, 2006. The benefits are based on years of service and the employee's compensation.

The Company has a postretirement benefit plan that permits retirees under age 65 to participate in the Company's medical plan by which retirees pay all of their premiums.

Under certain employment contracts with selected executive officers, the Company is obligated to provide postretirement benefits to these individuals once they attain certain vesting requirements.

The Company recognized in the Consolidated Statement of Condition the funded status of the pension plan and postretirement benefit plan with an offset, net of tax, recorded in Accumulated other comprehensive income (loss).

Stock-Based Compensation Plans

The Company has stock-based compensation plans for employees and directors. Compensation cost is recognized for stock options and restricted stock awards issued to employees and directors based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options while, for restricted stock awards, the fair value of the Company's common stock at the date of grant is used.

Compensation cost for stock options and restricted stock awards to be settled in stock are recognized over the required service period generally defined as the vesting period. The expense is recognized over the shorter of each award's vesting period or the retirement date for any awards that vest immediately upon eligible retirement.

Awards to be settled in cash based on the fair value of the Company's stock at vesting are treated as liability based awards.

Compensation costs for liability based awards are re-measured at each reporting date and recognized over the vesting period. For awards with performance-based



conditions, compensation cost is recognized over the performance period based on the Company's expectation of the likelihood of meeting the specific performance criteria.

Earnings Per Share

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. All outstanding unvested share-based payment awards that contain rights to non-forfeitable dividends are considered participating securities for this calculation. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. At December 31, 2025, 2024, and 2023, the Company did not have any unvested awards that would be considered participating securities.

Segment Reporting

The Company's reportable segment is determined by the Chief Executive Officer, who is designated the chief operating decision maker ("CODM"), based upon information provided about the Company's products and services offered, primarily banking operations. Consolidated net income of the Company is the primary performance metric utilized by the CODM. The segment is also distinguished by the level of information provided to the CODM, who uses such information to review performance of various components of the business, which are then aggregated if operating performance, products/services, and customers are similar. Additional information is presented in Note 18.

Cash and Cash Equivalents

The Company classifies cash on hand, cash due from banks, Federal Funds sold, and other short-term investments as cash and cash equivalents for disclosure purposes.

Trust Assets

Assets under management with the Trustco Financial Services Department are not included in the Company's consolidated financial statements because Trustco Financial Services holds these assets in a fiduciary capacity.

Comprehensive Income

Comprehensive income represents the sum of net income and items of other comprehensive income or loss, which are reported directly in shareholders'

equity, net of tax, such as the change in net unrealized gain or loss on securities available for sale and changes in the funded position of the pension and postretirement benefit plans. Accumulated other comprehensive income or loss, which is a component of shareholders' equity, represents the net unrealized gain or loss on securities available for sale, net of tax and the funded position in the Company's pension plan and postretirement benefit plans, net of tax.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 13. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Recently Adopted Accounting Standards

In December 2023, the Financial Accounting Standards Board (FASB) issued ASU No. 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosures*. The updated accounting guidance requires expanded income tax disclosures, including disaggregation of the tax rate reconciliation and income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024. The Company adopted the guidance retrospectively, with comparative period tax disclosures adjusted to reflect the change in accounting guidance. The impact was not deemed to be material.

Accounting Standards Pending Adoption

In November 2024, the FASB issued ASU No. 2024-03 "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): *Disaggregation of Income Statement Expenses*" (ASU 2024-03). ASU 2024-03 requires additional interim and annual disclosures that further disaggregate certain expense captions into specified categories in a separate note to the financial statements, as well as certain qualitative information describing amounts not separately disaggregated. ASU 2024-03 is effective for the Company in the annual period beginning on January 1, 2027 and interim periods beginning on January 1, 2028 and can be applied on either a prospective or


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

retrospective basis, with early adoption permitted. The Company is evaluating the impact of ASU 2024-03 on its disclosures.

(2) Cash and Cash Equivalents

Cash and Cash Equivalents includes cash on hand, due from banks, and Federal fund sold and short-term investments with original maturities of 90 days or less. The Federal Reserve Bank requires the bank to maintain certain reserve requirements. As of December 31, 2025 and 2024 this reserve requirement was zero.

(3) Investment Securities

(a) Debt securities available for sale

The amortized cost and fair value of the securities available for sale are as follows:

(dollars in thousands)	December 31, 2025			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government sponsored enterprises	$ 31,939	$ 18	$ 185	$ 31,772
State and political subdivisions	9	-	-	9
Mortgage backed securities and collateralized mortgage obligations - residential	221,611	543	15,864	206,290
Corporate bonds	59,972	99	139	59,932
Small Business Administration - guaranteed participation securities	12,427	-	717	11,710
Other	689	16	-	705
Total securities available for sale	$326,647	$676	$16,905	$310,418

(dollars in thousands)	December 31, 2024			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government sponsored enterprises	$ 86,833	$ 4	$ 1,220	$ 85,617
State and political subdivisions	18	-	-	18
Mortgage backed securities and collateralized mortgage obligations - residential	239,420	114	26,406	213,128
Corporate bonds	45,033	-	452	44,581
Small Business Administration - guaranteed participation securities	15,471	-	1,330	14,141
Other	688	12	-	700
Total securities available for sale	$387,463	$130	$29,408	$358,185

The following table categorizes the amortized cost and fair value of debt securities included in the available for sale portfolio as of December 31, 2025,

based on the securities' final maturity. Actual maturities may differ because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty. Securities not due at a single maturity are shown separately.

(dollars in thousands)	Amortized Cost	Fair Value
Due in one year or less	$ 24,987	$ 24,820
Due in after one year through five years	65,622	65,600
Due after five years through ten years	2,000	1,998
Mortgage backed securities and collateralized mortgage obligations - residential	221,611	206,290
Small Business Administration - guaranteed participation securities	12,427	11,710
	$326,647	$310,418

Gross unrealized losses on securities available for sale and the related fair values aggregated by the length of time that individual securities have been in an unrealized loss position, were as follows:

(dollars in thousands)	December 31, 2025					
	Less than 12 months		12 months or more		Total	
	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss
U.S. government sponsored enterprises	$ 1,998	$ 2	$ 24,756	$ 183	$ 26,754	$ 185
Mortgage backed securities and collateralized mortgage obligations - residential	-	-	178,551	15,864	178,551	15,864
Corporate bonds	34,842	139	-	-	34,842	139
Small Business Administration - guaranteed participation securities	-	-	11,710	717	11,710	717
Total	$36,840	$141	$215,017	$16,764	$251,857	$16,905

(dollars in thousands)	December 31, 2024					
	Less than 12 months		12 months or more		Total	
	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss	Fair Value	Gross Unreal. Loss
U.S. government sponsored enterprises	$11,961	$38	$68,651	$1,182	$80,612	$1,220
Mortgage backed securities and collateralized mortgage obligations - residential	12,346	280	194,636	26,126	206,982	26,406
Corporate bonds	-	-	44,581	452	44,581	452
Small Business Administration - guaranteed participation securities	-	-	14,141	1,330	14,141	1,330
Total	$24,307	$318	$322,009	$29,090	$346,316	$29,408


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

The proceeds from sales, calls/paydowns and maturities of securities available for sale, and gross realized gains and gross realized losses from sales during 2025, 2024, and 2023 are as follows:

(dollars in thousands)	Years ended December 31,		
	2025	**2024**	**2023**
Proceeds from sales	$ -	$ -	$ -
Proceeds from calls/paydowns	**86,019**	68,119	53,503
Proceeds from maturities	**70,059**	70,608	5,008
Gross realized losses	**-**	-	-
Gross realized gains	**-**	-	-

The amount of securities pledged to secure short-term borrowings and for other purposes amounted to $188.5 million and $149.5 million at December 31, 2025 and 2024, respectively. There was no allowance for credit losses recorded for securities available for sale as of December 31, 2025 and 2024, respectively. All securities are performing in accordance with contractual terms.

(b) Held to maturity securities

The amortized cost and fair value of the held to maturity securities are as follows:

(dollars in thousands)	December 31, 2025			
	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Mortgage backed securities and collateralized mortgage obligations - residential . .	**$4,339**	**$90**	**$40**	**$4,389**
Total held to maturity	**$4,339**	**$90**	**$40**	**$4,389**

(dollars in thousands)	December 31, 2024			
	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
Mortgage backed securities and collateralized mortgage obligations - residential . .	$5,365	$45	$104	$5,306
Total held to maturity	$5,365	$45	$104	$5,306

The following table categorizes the debt securities included in the held to maturity portfolio as of December 31, 2025, based on the securities' final maturity. Actual maturities may differ because of securities prepayments and the right of certain issuers to call or prepay their obligations without penalty. Securities not due at a single maturity date are shown separately.

(dollars in thousands)	Amortized Cost	Fair Value
Mortgage backed securities and collateralized mortgage obligations - residential	**$4,339**	**4,389**
	$4,339	**4,389**

Gross unrealized losses on held to maturity securities and the related fair values aggregated by the length of time that individual securities have been in an unrealized loss position, were as follows:

(dollars in thousands)	**December 31, 2025**					
	Less than 12 months		12 months or more		Total	
	Fair Value	Gross Unrec. Loss	Fair Value	Gross Unrec. Loss	Fair Value	Gross Unrec. Loss
Mortgage backed securities and collateralized mortgage obligations - residential . . .	**$123**	**$-**	**$1,485**	**$40**	**$1,608**	**$40**
Total	**$123**	**$-**	**$1,485**	**$40**	**$1,608**	**$40**

(dollars in thousands)	December 31, 2024					
	Less than 12 months		12 months or more		Total	
	Fair Value	Gross Unrec. Loss	Fair Value	Gross Unrec. Loss	Fair Value	Gross Unrec. Loss
Mortgage backed securities and collateralized mortgage obligations - residential . . .	$592	$7	$2,047	$97	$2,639	$104
Total	$592	$7	$2,047	$97	$2,639	$104

There was no allowance for credit losses recorded for held to maturity securities during 2025, 2024 and 2023 and as of December 31, 2025 and 2024. As of December 31, 2025 and 2024, there were no securities on non-accrual status and all securities were performing in accordance with contractual terms. All securities were investment grade.

(c) Equity Securities

During the year ended December 31, 2024, Visa Inc. accepted the Company's tender of its 6,528 shares of Visa Class B-1 common stock in exchange for a combination of Visa Class B-2 common stock and Visa Class C common stock. As a result, the Company marked it Visa Class C common stock to fair value and recorded an unrealized gain of $1.4 million. The Visa Class C common stock was sold during 2024, thus resulting in no remaining carrying value on the Company's Statement of Financial Condition. The Company originally obtained the shares in 2008. The carrying value of Visa B-2 shares is nominal as of December 31, 2025.

(d) Concentrations

The Company has the following balances of securities held in the available for sale and held to maturity portfolios as of December 31, 2025 that represent greater than 10% of shareholders' equity:

(dollars in thousands)	Amortized Cost	Fair Value
Federal National Mortgage Association	**$128,639**	**$120,148**
Federal Home Loan Mortgage Corporation . . .	81,772	76,588


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

(e) Securities in an unrealized loss position

As of December 31, 2025, the Company's security portfolio included certain securities which were in an unrealized loss position, and are discussed below.

U.S. government sponsored enterprises

In the case of unrealized losses on U.S. government sponsored enterprises, because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the securities are investment grade rated and there were no material underlying credit downgrades during 2025. As of December 30, 2025, 6 out of 7 securities were in an unrealized loss position. All securities are performing.

Mortgage backed securities and collateralized mortgage obligations – residential

At December 31, 2025, all mortgage backed securities and collateralized mortgage obligations held by the Company were issued by U.S. government sponsored entities and agencies, primarily Ginnie Mae, Fannie Mae and Freddie Mac, institutions which the government has affirmed its commitment to support. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the securities are investment grade rated and there were no material underlying credit downgrades during 2025. As of December 30, 2025, 108 out of 120 securities were in an unrealized loss position. All securities are performing.

Small Business Administration (SBA) - guaranteed participation securities:

At December 31, 2025, all of the SBA securities held by the Company were issued and guaranteed by the U.S. Small Business Administration. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the securities are investment grade rated and there were no material underlying credit downgrades during 2025. As

of December 30, 2025, 8 out of 8 securities were in an unrealized loss position. All securities are performing.

Corporate Bonds

At December 31, 2025, corporate bonds held by the Company are investment grade quality. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the securities are investment grade rated and there were no material underlying credit downgrades during 2025. As of December 30, 2025, 4 out of 9 securities were in an unrealized loss position. All securities are performing.

(4) Loan Portfolio and Allowance for Credit Losses

The following table presents loans by portfolio segment:

(dollars in thousands)	December 31, 2025		
	New York and other states*	Florida	Total
Commercial:			
Commercial real estate	$ 245,799	$ 49,308	$ 295,107
Other	17,841	495	18,336
Real estate mortgage - 1 to 4 family:			
First mortgages	2,794,515	1,604,709	4,399,224
Home equity loans	46,421	17,615	64,036
Home equity lines of credit	265,060	199,141	464,201
Installment	8,497	3,059	11,556
Total loans, net	$3,378,133	$1,874,327	5,252,460
Less: Allowance for credit losses on loans			52,205
Net loans			$5,200,255

*   Includes New York, New Jersey, Vermont and Massachusetts.

(dollars in thousands)	December 31, 2024		
	New York and other states*	Florida	Total
Commercial:			
Commercial real estate	$227,771	$39,529	$267,300
Other	19,144	413	19,557
Real estate mortgage - 1 to 4 family:			
First mortgages	2,741,334	1,590,229	4,331,563
Home equity loans	43,096	13,643	56,739
Home equity lines of credit	235,939	173,322	409,261
Installment	9,885	3,753	13,638
Total loans, net	$3,277,169	$1,820,889	5,098,058
Less: Allowance for credit losses on loans			50,248
Net loans			$5,047,810

*   Includes New York, New Jersey, Vermont and Massachusetts.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

At December 31, 2025 and 2024, the Company had approximately $41.9 million and $29.7 million, respectively, of real estate construction loans. Of the $41.9 million in real estate construction loans at December 31, 2025, approximately $11.9 million are secured by first mortgages to residential borrowers while approximately $30.0 million were to commercial borrowers for residential construction projects. Of the $29.7 million in real estate construction loans at December 31, 2024, approximately $10.7 million are secured by first mortgages to residential borrowers while approximately $19.0 million were to commercial borrowers for residential construction projects. At December 31, 2025 and 2024, loans to executive officers, directors, and to associates of such persons aggregated $28.0 million and $27.6 million, respectively. During 2025, approximately $1.7 million of new loans were made, and repayments of loans totaled approximately $1.3 million. During 2024, approximately $6.4 million of new loans were made, repayments of loans totaled approximately $3.6 million, and the composition of the related parties' loan balances were reduced by $4.5 million as a result of a director resignation. All loans are current according to their term.

TrustCo lends in the geographic territory of its branch locations in New York, Florida, Massachusetts, New Jersey and Vermont. Although the loan portfolio is diversified, a portion of its debtors' ability to repay depends significantly on the economic conditions prevailing in the respective geographic territory.

Allowance for credit losses on loans

The level of the ACLL is based on factors that influence management's current estimate of expected credit losses, including past events and current conditions. There were no changes in the Company's methodology for the allowance for credit losses on loans for the period ended December 31, 2025. The Company selected the baseline economic forecast for the allowance for credit losses based on current market conditions and portfolio trends. In addition, the Company's four quarter forecast period and four quarter straight line reversion has not changed for the period ended December 31, 2025.

The Company recorded a provision for credit losses of $1.6 million for the year ended December 31, 2025, which consists of a provision for credit losses on loans of $1.5 million, and a provision for credit losses on unfunded commitments of $100 thousand.

The Company recorded a provision for credit losses of $2.0 million for the year ended December 31, 2024, which consists of a provision for credit losses on loans of $1.9 million, and a provision for credit losses on unfunded commitments of $100 thousand.

Activity in the allowance for credit losses on loans by portfolio segment for the years ended December 31, 2025, and 2024 are summarized as follows:

(dollars in thousands)	For the year ended December 31, 2025			
	Commercial	Real Estate Mortgage-1 to 4 Family	Installment	Total
Balance at beginning of period . . .	$3,420	$46,636	$192	$50,248
Loans charged off:				
New York and other states* . . .	4	99	56	159
Florida	-	-	161	161
Total loan chargeoffs	4	99	217	320
Recoveries of loans previously charged off:				
New York and other states* . . .	7	389	49	445
Florida	315	17	-	332
Total recoveries	322	406	49	777
Net loan (recoveries) charged off . .	(318)	(307)	168	(457)
Provision for credit losses	(657)	1,952	205	1,500
Balance at end of period	$3,081	$48,895	$229	$52,205

*   Includes New York, New Jersey, Vermont and Massachusetts.

(dollars in thousands)	For the year ended December 31, 2024			
	Commercial	Real Estate Mortgage-1 to 4 Family	Installment	Total
Balance at beginning of period . . .	$2,735	$45,625	$218	$48,578
Loans charged off:				
New York and other states* . . .	127	311	120	558
Florida	314	17	50	381
Total loan chargeoffs	441	328	170	939
Recoveries of loans previously charged off:				
New York and other states* . . .	-	675	34	709
Florida	-	-	-	-
Total recoveries	-	675	34	709
Net loan (recoveries) charged off . .	441	(347)	136	230
Provision for loan losses	1,126	664	110	1,900
Balance at end of period	$3,420	$46,636	$192	$50,248

*   Includes New York, New Jersey, Vermont and Massachusetts.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

(dollars in thousands)	For the year ended December 31, 2023			
	Commercial	Real Estate Mortgage-1 to 4 Family	Installment	Total
Balance at beginning of period . . .	$2,596	$43,271	$165	$46,032
Loans charged off:				
New York and other states* . . .	-	371	97	468
Florida	-	-	79	79
Total loan chargeoffs	-	371	176	547
Recoveries of loans previously charged off:				
New York and other states* . . .	129	392	45	566
Florida	-	25	2	27
Total recoveries	129	417	47	593
Net loan (recoveries) charged off . .	(129)	(46)	129	(46)
Provision for loan losses	10	2,308	182	2,500
Balance at end of period	$2,735	$45,625	$218	$48,578

* Includes New York, New Jersey, Vermont and Massachusetts.

The following tables present the balance in the allowance for credit losses on loans by portfolio segment and based on impairment evaluation as of December 31, 2025 and 2024:

(dollars in thousands)	As of December 31, 2025			
	Commercial Loans	1-to-4 Family Residential Real Estate	Installment Loans	Total
Allowance for credit losses on loans:				
Ending allowance balance attributable to loans:				
Individually evaluated for impairment . .	$ -	$ -	$ -	$ -
Collectively evaluated for impairment . .	3,081	48,895	229	52,205
Total ending allowance balance	$ 3,081	$ 48,895	$ 229	$ 52,205
Loans:				
Individually evaluated for impairment	$ 2,083	$ 23,663	$ 22	$ 25,768
Collectively evaluated for impairment	311,360	4,903,798	11,534	5,226,692
Total ending loans balance	$313,443	$4,927,461	$11,556	$5,252,460

(dollars in thousands)	As of December 31, 2024			
	Commercial Loans	1-to-4 Family Residential Real Estate	Installment Loans	Total
Allowance for credit losses on loans:				
Ending allowance balance attributable to loans:				
Individually evaluated for impairment	$ -	$ -	$ -	$ -
Collectively evaluated for impairment	3,420	46,636	192	50,248
Total ending allowance balance	$ 3,420	$ 46,636	$ 192	$ 50,248
Loans:				
Individually evaluated for impairment	$ 443	$ 23,833	$ 112	$ 24,388
Collectively evaluated for impairment	286,414	4,773,730	13,526	5,073,670
Total ending loans balance	$286,857	$4,797,563	$13,638	$5,098,058

The Company's allowance for credit losses on unfunded commitments is recognized as a liability (accrued expenses and other liabilities) with adjustments to the reserve recognized in (credit) provision for credit losses in the consolidated statements of income.

The Company's activity in the allowance for credit losses on unfunded commitments were as follows:

(In thousands)	For the year ended December 31, 2025
Balance at January 1, 2025	$1,762
Provision for credit losses	100
Balance at December 31, 2025	$1,862

(In thousands)	For the year ended December 31, 2024
Balance at January 1, 2024	$1,662
Provision for credit losses	100
Balance at December 31, 2024	$1,762

(In thousands)	For the year ended December 31, 2023
Balance at January 1, 2023	$ 2,912
(Credit) provision for credit losses	(1,250)
Balance at December 31, 2023	$ 1,662



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

Loan Credit Quality

The Company categorizes commercial loans into risk categories based on relevant information about the ability of borrowers to service their debt, such as current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. On at least an annual basis, the Company's loan grading process analyzes non-homogeneous loans, such as commercial loans and commercial real estate loans, individually by grading the loans based on credit risk. The Company's internal loan review department in accordance with the Company's internal loan review policy reviews the loan grades assigned to all loan types.

The Company uses the following definitions for classified loans:

Special Mention: Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Company's credit position at some future date.

Substandard: Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified as such have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful: Loans classified as doubtful have all the weaknesses inherent in those loans classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above-described process are considered to be ''pass'' rated loans.

For homogeneous loan pools, such as residential mortgages, home equity lines of credit, and installment loans, the Company uses payment status to identify the credit risk in these loan portfolios. Payment status is reviewed on a daily basis by the Bank's collection area and on a monthly basis with respect to determining the adequacy of the allowance for credit losses on loans. The payment status of these homogeneous pools as of December 31, 2025 and December 31, 2024 is also included in the aging of the past due loans table. Nonperforming loans shown in the table below were loans on non-accrual status and loans over 90 days past due and accruing.

60



TRUSTCO
Bank Corp NY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

As of December 31, 2025 and 2024, and based on the most recent analysis performed, the risk category of loans by class of loans, and gross charge-offs year to date for each loan type by origination year was as follows:

Loan Credit Quality
(in thousands)

	As of December 31, 2025								
	Term Loans Amortized Cost Basis by Origination Year								
	2025	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Revolving Loan Converted to Term	Total
Commercial :									
Risk rating									
Pass	$ 47,620	$ 47,818	$ 49,673	$ 65,902	$ 21,050	$ 55,543	$4,694	$ -	$ 292,300
Special Mention	-	-	-	237	-	-	-	-	237
Substandard	-	890	-	990	-	690	-	-	2,570
Doubtful	-	-	-	-	-	-	-	-	-
Total Commercial Loans	$ 47,620	$ 48,708	$ 49,673	$ 67,129	$ 21,050	$ 56,233	$4,694	$ -	$ 295,107
Commercial Loans:									
Current-period Gross writeoffs	$ -	$ -	$ -	$ -	$ 4	$ -	$ -	$ -	$ 4
	$ -	$ -	$ -	$ -	$ 4	$ -	$ -	$ -	$ 4
Commercial Other:									
Risk rating									
Pass	$ 4,453	$ 1,322	$ 6,346	$ 1,228	$ 136	$ 1,218	$3,538	$ -	$ 18,241
Special mention	-	-	-	-	-	-	45	-	45
Substandard	-	10	-	-	1	-	39	-	50
Total Commercial Real Estate Loans	$ 4,453	$ 1,332	$ 6,346	$ 1,228	$ 137	$ 1,218	$3,622	$ -	$ 18,336
Other Commercial Loans:									
Current-period Gross writeoffs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Residential First Mortgage:									
Risk rating									
Performing	$382,926	$307,952	$366,470	$499,812	$757,834	$2,066,631	$1,653	$ -	$4,383,278
Nonperforming	-	171	1,213	1,202	1,636	11,724	-	-	15,946
Total First Mortgage:	$382,926	$308,123	$367,683	$501,014	$759,470	$2,078,355	$1,653	$ -	$4,399,224
Residential First Mortgage Loans:									
Current-period Gross writeoffs	$ -	$ -	$ -	$ -	$ -	$ 99	$ -	$ -	$ 99
	$ -	$ -	$ -	$ -	$ -	$ 99	$ -	$ -	$ 99
Home Equity Loans:									
Risk rating									
Performing	$ 17,600	$ 5,386	$ 7,138	$ 4,384	$ 5,328	$ 23,770	$ -	$ -	$ 63,606
Nonperforming	-	-	-	66	-	364	-	-	430
Total Home Equity Loans:	$ 17,600	$ 5,386	$ 7,138	$ 4,450	$ 5,328	$ 24,134	$ -	$ -	$ 64,036
Home Equity Loans:									
Current-period Gross writeoffs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

Loan Credit Quality
(in thousands)

	As of December 31, 2025								
	Term Loans Amortized Cost Basis by Origination Year								
	2025	**2024**	**2023**	**2022**	**2021**	**Prior**	**Revolving Loans Amortized Cost Basis**	**Revolving Loan Converted to Term**	**Total**
Home Equity Lines of Credit:									
Risk rating									
Performing	$1,718	$3,985	$1,471	$1,196	$1,504	$19,145	$432,926	$-	$461,945
Nonperforming	-	-	-	-	-	1,879	377	-	2,256
Total Home Equity Credit Lines:	$1,718	$3,985	$1,471	$1,196	$1,504	$21,024	$433,303	$-	$464,201
Home Equity Lines of Credit:									
Current-period Gross writeoffs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$-	$ -
	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$-	$ -
Installments:									
Risk rating									
Performing	$3,089	$1,973	$3,191	$1,542	$ 257	$ 561	$ 892	$-	$ 11,505
Nonperforming	-	-	4	46	-	1	-	-	51
Total Installments	$3,089	$1,973	$3,195	$1,588	$ 257	$ 562	$ 892	$-	$ 11,556
Installments Loans:									
Current-period Gross writeoffs	$ 9	$ 102	$ 17	$ 20	$ 27	$ 42	$ -	$-	$ 217
	$ 9	$ 102	$ 17	$ 20	$ 27	$ 42	$ -	$-	$ 217


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

Loan Credit Quality

(in thousands)	As of December 31, 2024								
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loan Converted to Term	Total
	2024	2023	2022	2021	2020	Prior			
Commercial :									
Risk rating									
Pass	$ 47,687	$ 54,877	$ 73,094	$ 22,215	$ 15,014	$ 50,052	$2,169	$ -	$ 265,108
Special Mention	-	-	242	-	-	-	-	-	242
Substandard	-	-	1,003	-	22	887	-	-	1,912
Doubtful	-	-	-	-	-	38	-	-	38
Total Commercial Loans	$ 47,687	$ 54,877	$ 74,339	$ 22,215	$ 15,036	$ 50,977	$2,169	$ -	$ 267,300
Commercial Loans:									
Current-period Gross writeoffs	$ -	$ -	$ 10	$ 431	$ -	$ -	$ -	$ -	$ 441
	$ -	$ -	$ 10	$ 431	$ -	$ -	$ -	$ -	$ 441
Commercial Other:									
Risk rating									
Pass	$ 1,842	$ 7,417	$ 1,796	$ 407	$ 184	$ 2,108	$5,634	$ -	$ 19,388
Special mention	-	-	-	-	-	-	-	-	-
Substandard	13	-	-	22	-	134	-	-	169
Total Commercial Real Estate Loans	$ 1,855	$ 7,417	$ 1,796	$ 429	$ 184	$ 2,242	$5,634	$ -	$ 19,557
Other Commercial Loans:									
Current-period Gross writeoffs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Residential First Mortgage:									
Risk rating									
Performing	$313,944	$398,722	$535,702	$821,804	$681,840	$1,563,659	$ 938	$ -	$4,316,609
Nonperforming	-	987	391	870	243	12,463	-	-	14,954
Total First Mortgage:	$313,944	$399,709	$536,093	$822,674	$682,083	$1,576,122	$ 938	$ -	$4,331,563
Residential First Mortgage Loans:									
Current-period Gross writeoffs	$ 194	$ -	$ -	$ -	$ -	$ 18	$ -	$ -	$ 212
	$ 194	$ -	$ -	$ -	$ -	$ 18	$ -	$ -	$ 212
Home Equity Loans:									
Risk rating									
Performing	$ 6,621	$ 8,586	$ 5,354	$ 6,490	$ 5,066	$ 24,096	$ -	$ -	$ 56,213
Nonperforming	-	-	155	-	-	371	-	-	526
Total Home Equity Loans:	$ 6,621	$ 8,586	$ 5,509	$ 6,490	$ 5,066	$ 24,467	$ -	$ -	$ 56,739
Home Equity Lines Loans:									
Current-period Gross writeoffs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   *(continued)*

Loan Credit Quality

(in thousands)	As of December 31, 2024								
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loan Converted to Term	Total
	2024	2023	2022	2021	2020	Prior			
Home Equity Credit Lines:									
Risk rating									
Performing	$4,793	$1,558	$1,110	$887	$ 46	$14,595	$383,425	$ -	$406,414
Nonperforming	-	-	70	-	-	2,532	245	-	2,847
Total Home Equity Credit Lines:	$4,793	$1,558	$1,180	$887	$ 46	$17,127	$383,670	$ -	$409,261
Home Equity Lines of Credit:									
Current-period Gross writeoffs	$ -	$ -	$ -	$ -	$ -	$ 116	$ -	$ -	$ 116
	$ -	$ -	$ -	$ -	$ -	$ 116	$ -	$ -	$ 116
Installments:									
Risk rating									
Performing	$2,846	$5,513	$2,788	$705	$123	$ 505	$ 1,028	$ -	$ 13,508
Nonperforming	16	5	55	19	-	35	-	-	130
Total Installments	$2,862	$5,518	$2,843	$724	$123	$ 540	$ 1,028	$ -	$ 13,638
Installments Loans:									
Current-period Gross writeoffs	$ -	$ 53	$ 47	$ 35	$ 4	$ 31	$ -	$ -	$ 170
	$ -	$ 53	$ 47	$ 35	$ 4	$ 31	$ -	$ -	$ 170



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

The following tables present the aging of the amortized cost in past due loans by loan class and by region as of December 31, 2025 and 2024:

New York and other states*:

(dollars in thousands)

As of December 31, 2025

	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total 30+ days Past Due	Current	Total Loans
Commercial:						
Commercial real estate	$ -	$ -	$ 1,984	$ 1,984	$ 243,815	$ 245,799
Other	-	-	7	7	17,834	17,841
Real estate mortgage - 1 to 4 family:						
First mortgages	3,174	1,790	6,830	11,794	2,782,721	2,794,515
Home equity loans	50	-	266	316	46,105	46,421
Home equity lines of credit	370	176	1,158	1,704	263,356	265,060
Installment	5	32	7	44	8,453	8,497
Total	$3,599	$1,998	$10,252	$15,849	$3,362,284	$3,378,133

Florida:

(dollars in thousands)

	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total 30+ days Past Due	Current	Total Loans
Commercial:						
Commercial real estate	$ -	$ -	$ -	$ -	$ 49,308	$ 49,308
Other	-	-	-	-	495	495
Real estate mortgage - 1 to 4 family:						
First mortgages	1,683	978	2,149	4,810	1,599,899	1,604,709
Home equity loans	369	-	-	369	17,246	17,615
Home equity lines of credit	671	116	92	879	198,262	199,141
Installment	46	-	22	68	2,991	3,059
Total	$2,769	$1,094	$2,263	$6,126	$1,868,201	$1,874,327

Total:

(dollars in thousands)

	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total 30+ days Past Due	Current	Total Loans
Commercial:						
Commercial real estate	$ -	$ -	$ 1,984	$ 1,984	$ 293,123	$ 295,107
Other	-	-	7	7	18,329	18,336
Real estate mortgage - 1 to 4 family:						
First mortgages	4,857	2,768	8,979	16,604	4,382,620	4,399,224
Home equity loans	419	-	266	685	63,351	64,036
Home equity lines of credit	1,041	292	1,250	2,583	461,618	464,201
Installment	51	32	29	112	11,444	11,556
Total	$6,368	$3,092	$12,515	$21,975	$5,230,485	$5,252,460

* Includes New York, New Jersey, Vermont and Massachusetts.

New York and other states*:

(dollars in thousands)

As of December 31, 2024

	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total 30+ days Past Due	Current	Total Loans
Commercial:						
Commercial real estate	$1,189	-	329	1,518	226,253	227,771
Other	-	-	14	14	19,130	19,144
Real estate mortgage - 1 to 4 family:						
First mortgages	2,438	773	6,091	9,302	2,732,032	2,741,334
Home equity loans	15	22	318	355	42,741	43,096
Home equity lines of credit	401	-	1,267	1,668	234,271	235,939
Installment	18	19	69	106	9,779	9,885
Total	$4,061	814	8,088	12,963	3,264,206	3,277,169

Florida:

(dollars in thousands)

	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total 30+ days Past Due	Current	Total Loans
Commercial:						
Commercial real estate	$ -	-	-	-	39,529	39,529
Other	-	-	-	-	413	413
Real estate mortgage - 1 to 4 family:						
First mortgages	2,037	629	1,773	4,439	1,585,790	1,590,229
Home equity loans	-	6	-	6	13,637	13,643
Home equity lines of credit	220	-	-	220	173,102	173,322
Installment	109	22	16	147	3,606	3,753
Total	$2,366	657	1,789	4,812	1,816,077	1,820,889

Total:

(dollars in thousands)

	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total 30+ days Past Due	Current	Total Loans
Commercial:						
Commercial real estate	$1,189	-	329	1,518	265,782	267,300
Other	-	-	14	14	19,543	19,557
Real estate mortgage - 1 to 4 family:						
First mortgages	4,475	1,402	7,864	13,741	4,317,822	4,331,563
Home equity loans	15	28	318	361	56,378	56,739
Home equity lines of credit	621	-	1,267	1,888	407,373	409,261
Installment	127	41	85	253	13,385	13,638
Total	$6,427	1,471	9,877	17,775	5,080,283	5,098,058

* Includes New York, New Jersey, Vermont and Massachusetts.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

At December 31, 2025 and 2024, there were no loans that were 90 days past due and still accruing interest. As a result, non-accrual loans include all loans 90 days or more past due as well as certain loans less than 90 days past due that were placed on non-accrual status for reasons other than delinquent status. There are no commitments to extend further credit on non-accrual or modified loans.

The Company transfers loans to other real estate owned, at fair value less cost to sell, in the period the Company obtains physical possession of the property (through legal title or through a deed in lieu). Other real estate owned is included in Other assets on the Consolidated Statements of Condition. As of December 31, 2025 other real estate owned included $1.4 million of residential and commercial foreclosed properties. In addition, non-accrual residential mortgage loans that were in the process of foreclosure had an amortized cost of $9.1 million as of December 31, 2025. As of December 31, 2024 other real estate owned included $2.2 million of residential and commercial foreclosed properties. In addition, non-accrual residential mortgage loans that were in the process of foreclosure had an amortized cost of $8.1 million as of December 31, 2024.

Loans individually evaluated for impairment are non-accrual residential loans delinquent greater than 180 days, non-accrual commercial loans, as well as loans classified as loan modifications. As of December 31, 2025, there was no allowance for credit losses based on loans individually evaluated for impairment. Residential and installment non-accrual loans which are not loan modifications or greater than 180 days delinquent are collectively evaluated to determine the allowance for credit loss.

The following tables present the amortized cost basis in non-accrual loans by portfolio segment as of December 31, 2025 and 2024:

(dollars in thousands)

	As of December 31, 2025		
	New York and other states*	Florida	Total
Loans in non-accrual status:			
Commercial:			
Commercial real estate.	$ 1,983	$ -	$ 1,983
Other.	7	-	7
Real estate mortgage - 1 to 4 family:			
First mortgages	12,241	3,705	15,946
Home equity loans	425	5	430
Home equity lines of credit	1,917	338	2,255
Installment	29	22	51
Total nonperforming loans.	$16,602	$4,070	$20,672

*   Includes New York, New Jersey, Vermont and Massachusetts.

(dollars in thousands)

	As of December 31, 2024		
	New York and other states*	Florida	Total
Loans in non-accrual status:			
Commercial:			
Commercial real estate.	$ 329	$ -	$ 329
Other.	14	-	14
Real estate mortgage - 1 to 4 family:			
First mortgages	11,586	3,368	14,954
Home equity loans	432	94	526
Home equity lines of credit	2,653	194	2,847
Installment	108	22	130
Total non-accrual loans	15,122	3,678	18,800
Restructured real estate mortgages - 1 to 4 family.	-	-	-
Total nonperforming loans.	$15,122	$3,678	$18,800

*   Includes New York, New Jersey, Vermont and Massachusetts.

The following tables present the amortized cost basis of loans on non-accrual status and loans past due over 89 days still accruing as of December 31, 2025 and 2024:

(dollars in thousands)

	As of December 31, 2025		
	Non-accrual With No Allowance for Credit Loss	Non-accrual With Allowance for Credit Loss	Loans Past Due Over 89 Days Still Accruing
Commercial:			
Commercial real estate	$ 1,983	$ -	-
Other	7	-	-
Real estate mortgage - 1 to 4 family:			
First mortgages . .	14,324	1,622	-
Home equity loans	419	11	-
Home equity lines of credit	2,010	245	-
Installment	22	29	-
Total loans, net	$18,765	$1,907	-

(dollars in thousands)

	As of December 31, 2024		
	Non-accrual With No Allowance for Credit Loss	Non-accrual With Allowance for Credit Loss	Loans Past Due Over 89 Days Still Accruing
Commercial:			
Commercial real estate	$ 329	$ -	-
Other	14	-	-
Real estate mortgage - 1 to 4 family:			
First mortgages	13,560	1,394	-
Home equity loans	526	-	-
Home equity lines of credit .	2,724	123	-
Installment.	112	18	-
Total loans, net	$17,265	$1,535	-



TRUSTCO Bank Corp NY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

The non-accrual balance of $1.9 million and $1.5 million disclosed above was collectively evaluated and the associated allowance for credit losses on loans was not material as of December 31, 2025 and 2024, respectively.

A financial asset is considered collateral-dependent when the debtor is experiencing financial difficulty and repayment is expected to be provided substantially through the sale or operation of the collateral. Expected credit losses for the collateral dependent loans are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate.

The following tables present the amortized cost basis of individually analyzed collateral dependent loans by portfolio segment as of December 31, 2025 and 2024:

(dollars in thousands)	**As of December 31, 2025 Type of Collateral**		
	Real Estate	**Investment Securities/Cash**	**Other**
Commercial:			
Commercial real estate	**$ 2,076**	**-**	**-**
Other	**-**	**-**	**7**
Real estate mortgage - 1 to 4 family:	**-**	**-**	**-**
First mortgages	**20,591**	**-**	**-**
Home equity loans	**511**	**-**	**-**
Home equity lines of credit	**2,561**	**-**	**-**
Installment	**-**	**-**	**22**
Total	**$25,739**	**-**	**29**

(dollars in thousands)	As of December 31, 2024 Type of Collateral		
	Real Estate	Investment Securities/Cash	Other
Commercial:			
Commercial real estate	$ 429	-	-
Other	-	-	14
Real estate mortgage - 1 to 4 family:	-	-	-
First mortgages	19,928	-	-
Home equity loans	535	-	-
Home equity lines of credit	3,372	-	-
Installment	-	-	112
Total	$24,264	-	126

The Company has not committed to lend additional amounts to customers with outstanding loans that are modified. Interest income recognized on loans that are individually evaluated was not material during the years ended December 31, 2025, 2024 and 2023.

A loan for which the terms have been modified, and for which a borrower is experiencing financial difficulties, is considered a loan modification and is classified as individually evaluated. Loan modifications at December 31, 2025 are measured at the amortized cost using the loan's effective rate at inception or fair value of the underlying collateral if the loan is considered collateral dependent. As of December 31, 2025 and 2024 loans individually evaluated included approximately $7.0 million and $7.0 million, respectively, of loans in accruing status that were identified as loan modifications.

Pursuant to the adoption of ASU 2022-02 - Financial Instruments - Credit Losses (Topic 326) Troubled Debt Restructuring and Vintage Disclosures (“ASU 2022-02”), a borrower that is experiencing financial difficulty and receives a modification in the form of principal forgiveness, an interest rate reduction, an other-than-insignificant payment delay or a term extension in the current period needs to be disclosed.

The following table presents the amortized cost basis of loans at December 31, 2025 and 2024 that were both experiencing financial difficulty and modified during the year ended December 31, 2025 and 2024, by class and by type of modification. The percentage of the amortized cost basis of loans that were modified to borrowers in financial distress as compared to the amortized cost basis of each class of financing receivable is also presented below:

	For the year ended:			
	December 31, 2025		December 31, 2024	
New York and other states*: (dollars in thousands)	**Payment Delay**	**% of Total Class of Loans**	Payment Delay	% of Total Class of Loans
Commercial:				
Commercial real estate	**$ -**	**-**	$ -	-
Other	**-**	**-**	-	-
Real estate mortgage - 1 to 4 family:	**-**	**-**	-	-
First mortgages	**391**	**0.01%**	267	0.01%
Home equity loans	**-**	**-**	19	0.04%
Home equity lines of credit	**122**	**0.05%**	238	0.09%
Installment	**-**	**-**	-	-
Total	**$513**	**0.02%**	$524	0.02%



TRUSTCO Bank Corp NY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

Florida:

(dollars in thousands)	**Payment Delay**	**% of Total Class of Loans**	Payment Delay	% of Total Class of Loans
Commercial:				
Commercial real estate	**$ -**	**-**	$ -	-
Other	**-**	**-**	-	-
Real estate mortgage - 1 to 4 family:	**-**	**-**		
First mortgages	**754**	**0.05%**	84	0.01%
Home equity loans	**-**	**-**	88	0.65%
Home equity lines of credit	**-**	**-**	70	0.04%
Installment	**-**	**-**	-	-
Total	**$754**	**0.04%**	$242	0.01%

Total

(dollars in thousands)	**Payment Delay**	**% of Total Class of Loans**	Payment Delay	% of Total Class of Loans
Commercial:				
Commercial real estate	**$ -**	**-**	$ -	-
Other	**-**	**-**	-	-
Real estate mortgage - 1 to 4 family:				
First mortgages	**1,145**	**0.03%**	351	0.01%
Home equity loans	**-**	**-**	107	0.19%
Home equity lines of credit	**122**	**0.03%**	308	0.08%
Installment	**-**	**-**	-	-
Total	**$1,267**	**0.02%**	$766	0.02%

* Includes New York, New Jersey, Vermont and Massachusetts.

The Bank monitors the performance of loans modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table describes the performance of loans that have been modified as of December 31, 2025 and 2024:

(dollars in thousands)	**As of December 31, 2025**				
New York and other states*:	Current	30-59 Days Past Due	60-89 Days Past Due	90 + Days Past Due	Total
Commercial:					
Commercial real estate	**$ -**	**$-**	**$ -**	**$ -**	**$ -**
Other	**-**	**-**	**-**	**-**	**-**
Real estate mortgage - 1 to 4 family:					
First mortgages	**153**	**-**	**-**	**238**	**391**
Home equity loans	**-**	**-**	**-**	**-**	
Home equity lines of credit	**-**	**-**	**122**	**-**	**122**
Installment	**-**	**-**	**-**	**-**	**-**
Total	**$153**	**$-**	**$122**	**$238**	**$513**

Florida:

(dollars in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	90 + Days Past Due	Total
Commercial:					
Commercial real estate	**$ -**	**$-**	**$-**	**$-**	**$ -**
Other	**-**	**-**	**-**	**-**	
Real estate mortgage - 1 to 4 family:					
First mortgages	**754**	**-**	**-**	**-**	**754**
Home equity loans	**-**	**-**	**-**	**-**	**-**
Home equity lines of credit	**-**	**-**	**-**	**-**	**-**
Installment	**-**	**-**	**-**	**-**	**-**
Total	**$754**	**$-**	**$-**	**$-**	**$754**

Total

(dollars in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	90 + Days Past Due	Total
Commercial:					
Commercial real estate	**$ -**	**$-**	**$ -**	**$ -**	**$ -**
Other	**-**	**-**	**-**	**-**	**-**
Real estate mortgage - 1 to 4 family:					
First mortgages	**907**	**-**	**-**	**238**	**1,145**
Home equity loans	**-**	**-**	**-**	**-**	**-**
Home equity lines of credit	**-**	**-**	**122**	**-**	**122**
Installment	**-**	**-**	**-**	**-**	**-**
Total	**$907**	**$-**	**$122**	**$238**	**$1,267**

* Includes New York, New Jersey, Vermont and Massachusetts.

(dollars in thousands)	**As of December 31, 2024**				
New York and other states*:	Current	30-59 Days Past Due	60-89 Days Past Due	90 + Days Past Due	Total
Commercial:					
Commercial real estate	$ -	$ -	$-	$ -	$ -
Other	-	-	-	-	-
Real estate mortgage - 1 to 4 family:					
First mortgages	137	49	-	81	267
Home equity loans	19	-	-		19
Home equity lines of credit	238	-	-	-	238
Installment	-	-	-	-	-
Total	$394	$49	$-	$81	$524



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

Florida:

(dollars in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	90 + Days Past Due	Total
Commercial:					
Commercial real estate.	$ -	$-	$-	$-	$ -
Other.	-	-	-	-	-
Real estate mortgage - 1 to 4 family:					
First mortgages	84	-	-	-	84
Home equity loans. . .	88	-	-	-	88
Home equity lines of credit	70	-	-	-	70
Installment	-	-	-	-	-
Total	$242	$-	$-	$-	$242

Total

(dollars in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	90 + Days Past Due	Total
Commercial:					
Commercial real estate.	$ -	$ -	$-	$ -	$ -
Other.	-	-	-	-	-
Real estate mortgage - 1 to 4 family:					
First mortgages	221	49	-	81	351
Home equity loans. . .	107	-	-	-	107
Home equity lines of credit.	308	-	-	-	308
Installment	-	-	-	-	-
Total	$636	$49	$-	$81	$766

*   Includes New York, New Jersey, Vermont and Massachusetts.

The following tables describes the financial effect of the modifications made to borrowers experiencing financial difficulty:

For the year ended:

	December 31, 2025	December 31, 2024
New York and other states*: (dollars in thousands)	Weighted Average Payment Delay (Months)	Weighted Average Payment Delay (Months)
Commercial:		
Commercial real estate	$ -	$ -
Other	-	-
Real estate mortgage - 1 to 4 family:	-	-
First mortgages	24	15
Home equity loans.	-	24
Home equity lines of credit.	24	17
Installment	-	-
Total	$48	$56

Florida:

(dollars in thousands)	Weighted Average Payment Delay (Months)	Weighted Average Payment Delay (Months)
Commercial:		
Commercial real estate	$-	$ -
Other	-	-
Real estate mortgage - 1 to 4 family:		
First mortgages	7	12
Home equity loans	-	9
Home equity lines of credit	-	6
Installment	-	-
Total	$7	$27

Total

(dollars in thousands)	Weighted Average Payment Delay (Months)	Weighted Average Payment Delay (Months)
Commercial:		
Commercial real estate	$ -	$ -
Other	-	-
Real estate mortgage - 1 to 4 family:		
First mortgages	31	27
Home equity loans	-	33
Home equity lines of credit	24	23
Installment	-	-
Total	$55	$83

*   Includes New York, New Jersey, Vermont and Massachusetts.

There were no commitments to lend additional funds to the borrowers and there were no charge-offs recorded against the modified loans. The Company had no allowance for credit losses recorded against these loans as of December 31, 2025 and 2024. The Company had 2 loan modifications totaling $360 thousand that had a payment default during the year ended December 31, 2025. The Company had 13 loan modifications totaling $1.2 million that had a payment default during the year ended December 31, 2024.

(5) Bank Premises and Equipment

A summary of premises and equipment at December 31, 2025 and 2024 follows:

(dollars in thousands)	2025	2024
Land	$ 2,856	$ 2,651
Buildings.	43,454	37,103
Furniture, fixtures and equipment	56,547	64,059
Leasehold improvements	36,865	36,448
Total bank premises and equipment.	139,722	140,261
Accumulated depreciation and amortization	(99,015)	(106,479)
Total	$ 40,707	$ 33,782



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

Depreciation and amortization expense was approximately $4.8 million, $4.5 million, and $4.1 million for the years 2025, 2024, and 2023, respectively. Occupancy expense of the Bank's premises included rental expense of $8.0 million in 2025, 8.4 million in 2024, and 8.2 million in 2023.

(6) Deposits

Interest expense on deposits was as follows:

(dollars in thousands)	For the year ended December 31,		
	2025	**2024**	**2023**
Interest bearing checking accounts	**$ 2,078**	$ 1,236	$ 382
Savings accounts	**2,923**	2,876	2,531
Time deposits and money market accounts	**84,548**	86,474	50,439
Total	**$89,549**	$90,586	$53,352

At December 31, 2025, the maturity of total time deposits is as follows:

(dollars in thousands)	
Under 1 year	**$2,000,762**
1 to 2 years	**135,792**
2 to 3 years	**1,159**
3 to 4 years	**472**
4 to 5 years	**210**
Over 5 years	**20**
	$2,138,415

Included in total time deposits as of December 31, 2025 and 2024 is $602.6 million and $561.3 million in time deposits with balances in excess of $250,000.

(7) Borrowings

Short-term borrowings (repurchase agreements) of the Company were cash management accounts as follows:

(dollars in thousands)	2025	2024	2023
Amount outstanding at December 31, . .	**$120,054**	$ 84,781	$ 88,990
Maximum amount outstanding at any month end	**120,054**	102,954	134,293
Average amount outstanding	**89,816**	89,707	114,639
Weighted average interest rate:			
For the year	**0.99%**	0.88%	0.88%
As of year end	**1.40**	0.88	0.86

Cash management accounts represent retail accounts with customers for which the Bank has pledged certain assets as collateral.

As of December 31, 2025 the Company also has borrowing capacity of $967.4 million available with the Federal Home Loan Bank of New York. The borrowings capacity is secured by the loans pledged by the Company. As of December 31, 2025 and 2024, the Company had no outstanding borrowings with the Federal Home Loan Bank of New York.

Trustco Bank is approved to borrow on short-term basis from the Federal Reserve Bank of New York. The Bank can pledge certain securities to the Federal Reserve Bank to support this arrangement. As of December 31, 2025 and 2024, the bank had no outstanding borrowings and loans with the Federal Reserve Bank of New York.

(8) Income Taxes

All of the Company's income tax expense is attributable to domestic operations. Income tax expense from continuing operations was as follows for the years ended:

(dollars in thousands)	**2025**	**2024**	**2023**
Current expense			
Federal	**$14,197**	$12,300	$15,224
State	**1,346**	927	1,587
Total current expense	**15,543**	13,227	16,811
Deferred expense			
Federal	**3,412**	1,598	1,700
State	**722**	388	456
Total deferred expense	**4,134**	1,986	2,156
Total	**$19,677**	$15,213	$18,967

The effective tax rates differ from the statutory federal income tax rate. The reasons for these differences are as follows:

(dollars in thousands)	2025		2024		2023	
Federal income tax at statutory rate	**$16,971**	**21.0%**	$13,450	21.0%	$16,299	21.0%
Effect of:						
State income taxes, net of federal benefit*	**1,634**	**2.0%**	1,039	1.6%	1,614	2.1%
Nontaxable or nondeductible items **						
Nondeductible compensation . .	**993**	**1.2%**	701	1.1%	1,013	1.3%
Other	**79**	**0.1%**	23	0.1%	41	0.0%
Provision for income taxes	**$19,677**	**24.3%**	$15,213	23.8%	$18,967	24.4%

*   State taxes in Florida and New York made up the majority (greater than 50%) of the tax effect of this category.

**   The 'nontaxable or nondeductible items' category includes items such as non-taxable interest income, non-deductible meals and entertainment, and other non-deductible expenses. None of those items individually or in the aggregate exceeded the 5% quantitative threshold for separate disaggregation.


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2025 and 2024, are as follows:

(dollars in thousands)	2025	2024
Deferred tax assets:		
Allowance for credit losses on loans	**$ 13,810**	$ 13,271
OCI net unrealized losses on securities available for sale	**4,221**	7,610
Lease Liability	**9,627**	10,606
Other	**5,583**	6,750
Total deferred tax assets	**$ 33,241**	$ 38,237
Deferred tax liabilities:		
Prepaid pension	**$ (9,295)**	$ (8,429)
Prepaid post-retirement	**(6,358)**	(5,724)
OCI pension and post retirement benefit	**(7,744)**	(6,260)
Right of use asset	**(8,899)**	(9,673)
Deferred loan fees	**(4,671)**	(3,485)
Depreciation	**(3,152)**	(2,432)
REIT deferral	**(2,592)**	(2,684)
Other	**(353)**	(366)
Total deferred tax liabilities	**$(43,064)**	$(39,053)
Net deferred tax liability	**$ (9,823)**	$ (816)

Management assesses all available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. Based on our evaluation, as of December 31, 2025, management has determined that no valuation allowance is necessary because it is more likely than not that these assets will be realized through future reversals of existing temporary differences and future taxable income.

Income taxes paid, net of refunds, were as follows:

(dollars in thousands)	2025	2024	2023
Federal	**$17,600**	$7,800	$17,000
State and local:			
Florida	**1,250**	550	1,275
New York	**104**	777	651
Other	**124**	25	138
Total	**$19,078**	$9,152	$19,064

On a periodic basis, the Company evaluates its income tax positions based on tax laws and regulations and financial reporting considerations, and records adjustments as appropriate. This evaluation takes into consideration the status of taxing authorities' current examinations of the Company's tax returns, recent positions taken by the taxing authorities on similar transactions, if any, and the overall tax environment in relation to uncertain tax positions. As of December 31, 2025 and 2024, no uncertain tax positions have been recorded.

The Company recognizes interest and/or penalties related to income tax matters in noninterest expense. For the years 2025, 2024, and 2023, these amounts were not material. The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction as well as in various states. In the normal course of business, the Company is subject to U.S. federal, state, and local income tax examinations by tax authorities. The Company's federal and state income tax returns for the years 2021 through 2025 remain open to examination.

(9) Benefit Plans

(a) Retirement Plan

The Company maintains a trusteed non-contributory pension plan covering employees that have completed one year of employment and 1,000 hours of service while the plan was in effect. This plan was frozen as of December 31, 2006. The benefits are based on the sum of (a) a benefit equal to a prior service benefit plus the average of the employees' highest five consecutive years' compensation in the ten years preceding retirement multiplied by a percentage of service after a specified date plus (b) a benefit based upon career average compensation. The amounts contributed to the plan are determined annually on the basis of (a) the maximum amount that can be deducted for federal income tax purposes or (b) the amount certified by a consulting actuary as necessary to avoid an accumulated funding deficiency as defined by the Employee Retirement Income Security Act of 1974. Contributions are intended to provide for benefits attributed to service to date. Assets of the plan are administered by Trustco Bank's Financial Services Department.

The following tables set forth the plan's funded status and amounts recognized in the Company's Consolidated Statements of Condition at December 31, 2025 and 2024:

Change in Projected Benefit Obligation:	December 31,	
(dollars in thousands)	2025	2024
Projected benefit obligation at beginning of year	**$21,592**	$23,159
Service cost	**-**	-
Interest cost	**1,187**	1,155
Benefit payments and expected expenses	**(1,693)**	(1,664)
Net actuarial loss (gain)	**349**	(1,058)
Projected benefit obligation at end of year	**$21,435**	$21,592


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

Change in Plan Assets and Reconciliation of Funded Status:	December 31,	
(dollars in thousands)	**2025**	2024
Fair value of plan assets at beginning of year	**$67,421**	$59,641
Actual gain on plan assets	**8,549**	9,491
Benefit payments and actual expenses	**(1,738)**	(1,711)
Fair value of plan assets at end of year	**74,232**	67,421
Funded status at end of year	**$52,797**	$45,829

Amounts recognized in accumulated other comprehensive income (loss) consist of the following as of:

	December 31,	
	2025	2024
Net actuarial gain	**$17,658**	$13,915

The accumulated benefit obligation was $21.4 million and $21.6 million at December 31, 2025 and 2024, respectively.

Components of Net Periodic Pension Income and Other Amounts Recognized in Other Comprehensive Income (loss):

(dollars in thousands)	For the years ended December 31,		
	2025	2024	2023
Service cost	**$ -**	$ -	$ -
Interest cost	**1,187**	1,155	1,213
Expected return on plan assets	**(3,448)**	(3,050)	(2,684)
Amortization of net gain	**(964)**	(86)	-
Net periodic pension credit	**(3,225)**	(1,981)	(1,471)
Amortization of net gain	**964**	86	-
Net actuarial gain included in other comprehensive income (loss)	**(4,707)**	(7,451)	(5,380)
Total recognized in other comprehensive income (loss)	**(3,743)**	(7,365)	(5,380)
Total recognized in net periodic benefit credit and other comprehensive income (loss)	**$(6,968)**	$(9,346)	$(6,851)

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(dollars in thousands)	
Year	Pension Benefits
2026	**$1,731**
2027	**1,738**
2028	**1,786**
2029	**1,787**
2030	**1,774**
2031 - 2035	**8,411**

The assumptions used to determine benefit obligations at December 31 are as follows:

	2025	2024	2023
Discount rate	**5.56%**	5.69%	5.18%

The assumptions used to determine net periodic pension expense (benefit) for the years ended December 31 are as follows:

	2025	2024	2023
Discount rate	**5.69%**	5.18%	5.44%
Expected long-term rate of return on assets, net of tax	**5.25**	5.25	5.25

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company's actuaries.

(b) Supplemental Retirement Plan

The Company also has a supplementary pension plan under which additional retirement benefits are accrued for eligible executive officers. This plan supplements the defined benefit retirement plan for eligible employees that exceed the Internal Revenue Service limit on the amount of pension payments that are allowed from a retirement plan. The supplemental plan provides eligible employees with total benefit payments as calculated by the retirement plan without regard to this limitation. Benefits under this plan are calculated using the same actuarial assumptions and interest rates as used for the retirement plan calculations. The accumulated benefits under this supplementary pension plan were approximately $1.8 million as of December 31, 2025 and $2.3 million as of December 31, 2024. Effective as of December 31, 2008, this plan has been frozen and no additional benefits will accrue. Instead, the amount of the Company's annual contribution to the plan plus interest is paid directly to each eligible employee. The expense recorded for this plan was $2.0 million in 2025 and $2.8 million in 2024.

Rabbi trusts have been established for this plan. These trust accounts are administered by the Trustco Financial Services Department and invest primarily in bonds issued by government-sponsored enterprises and money market instruments. These assets are recorded at their fair value and are included in short-term investments in the Consolidated Statements of



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

Condition. As of December 31, 2025 and 2024, the trusts had assets totaling $1.8 million and $2.5 million, respectively.

(c) Postretirement Benefits

The Company permits retirees under age 65 to participate in the Company's medical plan by making certain payments. In addition, the plan provides a death benefit to certain eligible employees and retirees. In 2003, the Company amended the medical plan to reflect changes to the retiree medical insurance coverage portion. The Company's subsidy of the retiree medical insurance premiums was eliminated at that time. The Company continues to provide postretirement medical benefits for a limited number of executives in accordance with their employment contracts.

The following tables show the plan's funded status and amounts recognized in the Company's Consolidated Statements of Condition at December 31, 2025 and 2024:

Change in Accumulated Benefit Obligation:

	December 31,	
(dollars in thousands)	**2025**	2024
Accumulated benefit obligation at beginning of year	**$6,214**	$5,628
Service cost	**18**	18
Interest cost	**352**	284
Prior Service cost	**-**	-
Benefits paid	**(206)**	(194)
Net actuarial loss	**282**	478
Accumulated benefit obligation at end of year	**$6,660**	$6,214

Change in Plan Assets and Reconciliation of Funded Status:

	December 31,	
(dollars in thousands)	**2025**	2024
Fair value of plan assets at beginning of year	**$38,079**	$33,224
Actual gain on plan assets	**4,787**	4,877
Company contributions	**194**	172
Benefits paid and actual expenses	**(206)**	(194)
Fair value of plan assets at end of year	**42,854**	38,079
Funded status at end of year	**$36,194**	$31,865

Amounts recognized in accumulated other comprehensive income (loss) consist of the following as of:

	December 31,	
(dollars in thousands)	**2025**	2024
Net actuarial gain	**$(12,201)**	**$(10,247)**
Prior service cost	42	55
Total	$(12,159)	$(10,192)

The accumulated benefit obligation was $6.7 million and $6.2 million at December 31, 2025 and 2024, respectively.

Components of Net Periodic Benefit Income and Other Amounts Recognized in Other Comprehensive Income (loss):

	December 31,		
(dollars in thousands)	**2025**	2024	2023
Service cost	**$ 18**	$ 18	$ 11
Interest cost	**352**	284	271
Expected return on plan assets	**(1,517)**	(1,326)	(1,157)
Amortization of net actuarial gain	**(1,034)**	(738)	(423)
Amortization of prior service cost	**13**	13	13
Net periodic benefit credit	**(2,168)**	(1,749)	(1,285)
Net (gain) loss	**(2,988)**	(3,073)	(2,575)
Amortization of prior service (cost) credit	**(13)**	(13)	(13)
Prior service cost	**-**	-	-
Amortization of net gain	**1,034**	738	423
Total amount recognized in other comprehensive income (loss)	**(1,967)**	(2,348)	(2,165)
Total amount recognized in net periodic benefit income and other comprehensive income (loss)	**$(4,135)**	$(4,097)	$(3,450)

The estimated amount of net gain that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit income over the next fiscal year is approximately $1.4 million. The estimated amount of prior service cost that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit income (loss) over the next fiscal year is approximately $13 thousand.

Expected Future Benefit Payments

The following benefit payments are expected to be paid:

(dollars in thousands) Year	Postretirement Benefits
2026	**$ 332**
2027	**377**
2028	**425**
2029	**462**
2030	**508**
2031 - 2035	**2,109**

The discount rate assumption used to determine benefit obligations at December 31 is as follows:

	2025	2024	2023
Discount rate	**5.56%**	5.69%	5.18%



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

The assumptions used to determine net periodic pension expense (benefit) for the years ended December 31 are as follows:

	2025	2024	2023
Discount rate	**5.69%**	5.18%	5.44%
Expected long-term rate of return on assets, net of tax	**4.00**	4.00	4.00

The annual rate assumption used for purposes of computing the service and interest costs components is determined based upon factors including the yields on high quality corporate bonds and other appropriate yield curves along with analysis prepared by the Company's actuaries.

(d) Components of Accumulated Other Comprehensive Income (Loss) Related to Retirement and Postretirement Benefit Plans

The following table details the change in the components of other comprehensive income (loss) related to the retirement plan and the postretirement benefit plan, at December 31, 2025 and 2024, respectively:

(dollars in thousands)

	December 31, 2025		
	Retirement Plan	Post-Retirement Benefit Plan	Total
Change in overfunded position of pension and postretirement benefits	**$(4,707)**	**$(2,988)**	**$(7,695)**
Prior service cost	**-**	**-**	**-**
Amortization of net actuarial gain	**964**	**1,034**	**1,998**
Amortization of prior service cost	**-**	**(13)**	**(13)**
Total	**$(3,743)**	**$(1,967)**	**$(5,710)**

	December 31, 2024		
	Retirement Plan	Post-Retirement Benefit Plan	Total
Change in overfunded position of pension and postretirement benefits	$(7,451)	$(3,073)	$(10,524)
Prior service cost	-	-	-
Amortization of net actuarial gain	86	738	824
Amortization of prior service cost	-	(13)	(13)
Total	$(7,365)	$(2,348)	$ (9,713)

(e) Major Categories of Pension and Postretirement Benefit Plan Assets:

The asset allocations of the Company's pension and postretirement benefit plans at December 31, were as follows:

	Pension Benefit Plan Assets		Postretirement Benefit Plan Assets	
	2025	2024	**2025**	2024
Debt Securities	**27%**	34%	**31%**	32%
Equity Securities	**64**	62	**62**	62
Other	**9**	4	**7**	6
Total	**100%**	100%	**100%**	100%

The expected long-term rate-of-return on plan assets, noted in sections (a) and (b) above, reflects long-term earnings expectations on existing plan assets. In estimating that rate, appropriate consideration was given to historical returns earned by plan assets and the rates of return expected to be available for reinvestment. Rates of return were adjusted to reflect current capital market assumptions and changes in investment allocations.

The Company's investment policies and strategies for the pension benefit and postretirement benefit plans prescribe a target allocation of 50% to 70% equity securities, 25% to 40% debt securities, and 0% to 10% for other securities for the asset categories. The Company's investment goals are to maximize returns subject to specific risk management policies. Its risk management policies permit direct investments in equity and debt securities and mutual funds while prohibiting direct investment in derivative financial instruments. The Company addresses diversification by the use of mutual fund investments whose underlying investments are in domestic and international debt and equity securities. These mutual funds are readily marketable and can be sold to fund benefit payment obligations as they become payable.

Fair Value of Plan Assets:

Fair value is the exchange price that would be received for an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date.

The Company used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

Equity mutual funds, Fixed Income mutual funds and Debt Securities: The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2).



TRUSTCO Bank Corp NY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

The fair value of the plan assets at December 31, 2025 and 2024, by asset category, is as follows:

Retirement Plan

(dollars in thousands)	Carrying Value	Fair Value Measurements at December 31, 2025 Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets				
Cash and cash equivalents	**$ 6,561**	**$ 6,561**	**$ -**	**$-**
Equity mutual funds	**47,460**	**47,460**	**-**	**-**
U.S. government sponsored enterprises	**19,671**	**-**	**19,671**	**-**
Fixed income mutual funds	**540**	**540**	**-**	**-**
Total Plan Assets	**$74,232**	**$54,561**	**$19,671**	**$-**

Postretirement Benefits

(dollars in thousands)	Carrying Value	Fair Value Measurements at December 31, 2025 Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets				
Cash and cash equivalents	**$ 2,918**	**$ 2,918**	**$ -**	**$-**
Equity mutual funds	**26,820**	**26,820**	**-**	**-**
U.S. government sponsored enterprises	**13,116**	**-**	**13,116**	**-**
Total Plan Assets	**$42,854**	**$29,738**	**$13,116**	**$-**

Retirement Plan

(dollars in thousands)	Carrying Value	Fair Value Measurements at December 31, 2024 Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets				
Cash and cash equivalents	$ 2,848	$ 2,848	$ -	$-
Equity mutual funds	41,384	41,384	-	-
U.S. government sponsored enterprises	22,659	-	22,659	-
Corporate bonds	-	-	-	-
Fixed income mutual funds	530	530	-	-
Total Plan Assets	$67,421	$44,762	$22,659	$-

Postretirement Benefits

(dollars in thousands)	Carrying Value	Fair Value Measurements at December 31, 2024 Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan Assets				
Cash and cash equivalents	$ 2,407	$ 2,407	$ -	$-
Equity mutual funds	23,377	23,377	-	-
U.S. government sponsored enterprises	12,295	-	12,295	-
Total Plan Assets	$38,079	$25,784	$12,295	$-

At December 31, 2025 and 2024, the majority of the equity mutual funds included in the plan assets of the retirement plan and postretirement benefit plan consist of large-cap index funds, while the remainder of the equity mutual funds consists of mid-cap, small-cap and international funds.

There were no transfers between Level 1 and Level 2 in 2025 and 2024.

The Company made no contributions to its pension and postretirement benefit plans in 2025 or 2024. The Company does not expect to make any contributions to its pension and postretirement benefit plans in 2026.

(f) Incentive and Bonus Plans

During 2006, the Company amended its profit-sharing plan to include a 401(k) feature. Under the 401(k) feature, the Company matches 100% of the aggregate salary contribution up to the first 3% of compensation and 50% of the aggregate contribution of the next 3%. No profit-sharing contributions were made in 2025, 2024 or 2023 but were replaced with Company contributions to the 401(k) feature of the plan. Expenses related to the plan equaled $1.4 million for 2025, 2024 and 2023. The Company also has an officers and executive incentive plan. The expense of these plans generally is based on the Company's performance and estimated distributions to participants are accrued during the year and generally paid in the following year. The expense recorded for this plan was $3.5 million, $625 thousand, and $2.3 million in 2025, 2024 and 2023, respectively.

The Company has also awarded 179 thousand performance bonus units to the executive officers and directors. These units become vested and exercisable only under a change of control as defined in the plan. The units were awarded based upon the stock price at the time of grant and, if exercised under a change of control, allow the holder to receive the increase in value offered in the exchange over the stock price at the date of grant for each unit, if any. As of December 31, 2025, the weighted average strike price of each unit was $46.50.

(g) Stock-Based Compensation Plans-Equity Awards

Equity awards are types of stock-based compensation that are to be settled in shares. As such, the amount of compensation expense to be paid at the time of settlement is included in surplus in the Consolidated Statement of Condition.



TRUSTCO Bank Corp NY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

In May 2019, shareholders of the Company approved the TrustCo Bank Corp NY 2019 Equity Incentive Plan (''2019 Equity Incentive Plan'') which replaced and combined into one plan both the Amended and Restated TrustCo Bank Corp NY 2010 Equity Incentive Plan (''2010 Equity Incentive Plan'') and the Amended and Restated TrustCo Bank Corp NY 2010 Directors Equity Incentive Plan (''Directors Plan''), and all remaining shares eligible for issuance thereunder were canceled. The shareholders of the Company subsequently approved the amendment and restatement of the 2019 Equity Incentive Plan (''A&R 2019 Equity Incentive Plan'') in May 2023. Under the A&R 2019 Equity Incentive Plan, the Company may provide for the issuance of 700,000 shares of our common stock which is available for issuance pursuant to options, SARs, restricted stock, and restricted stock units (both time based and performance-based), to eligible employees and directors. This allotment of 700,000 shares includes the authorized but unissued shares remaining available for issuance under the 2010 Equity Incentive Plan and the Directors Plan. As of December 31, 2025, the Company did not issue any shares of our common stock pursuant to options or SARs. The Company did, however, grant restricted stock units (both time based and performance-based) to certain executives beginning in November 2023 and annually thereafter that settle in shares of common stock upon vesting as described below. The Company also granted restricted stock units (both time based and performance-based) to directors and certain eligible officers that settle in cash upon vesting as described below.

Under the A&R 2019 Equity Incentive Plan, the exercise price of each option may not be less than 100% of the fair value of the Company's stock on the date of grant, and for an Incentive Stock Option (ISO) granted to a ten-percent shareholder the option price may not be less than 110% of the fair value of the Company's stock on the date of the ISO grant. The vesting period and term of the option will be determined at the time of the option grant as set forth in the Award Agreement. Options granted under the 2010 Equity Incentive Plan and the Directors Plan will continue to expire ten years, and vest over five years, from the date the options were granted.

A summary of the status of the Company's stock option awards as of December 31, 2025 and changes during the year then ended, are as follows:

	Outstanding Options		
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, January 1, 2025	**8,036**	**$32.15**	
New options awarded - 2025	**-**	**-**	
Expired options - 2025	**(1,460)**	**32.15**	
Options forfeited - 2025	**-**	**-**	
Exercised options - 2025	**(6,576)**	**32.15**	
Balance, December 31, 2025	**-**	**$ -**	**0 years**
	Exercisable Options		
Balance, December 31, 2025	**-**	**$-**	**0 years**

At December 31, 2025, the intrinsic value of stock options was $0. As of December 31, 2025, there were no outstanding or exercisable shares remaining.

During 2025 approximately 7 thousand stock options were exercised. In 2024 approximately 30 thousand stock options were exercised and during 2023 there were no stock options exercised.

The intrinsic value and related tax benefits of stock options exercised in these years were not material. It is the Company's policy to generally issue stock upon stock option exercises from previously unissued shares of common stock or treasury shares.

Income tax benefits recognized in the accompanying Consolidated Statements of Income related to stock-based compensation were not material.

Valuation of Stock-Based Compensation: The fair value of the Company's employee and director stock options granted is estimated on the measurement date, which, for the Company, is the date of grant. The Company did not grant new stock option awards in 2025, 2024, or 2023.

There was no stock-based compensation expense for stock options recognized in 2025, 2024, and 2023.

Restricted stock units

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2025	38,559	$31.99
Granted	22,671	
Vested	(14,781)	
Forfeited	(2,215)	
Nonvested at December 31, 2025	44,234	$36.17

Service-Based Awards: During 2025 and 2024, the Company issued restricted stock units to certain



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

eligible officers. The restricted share units do not hold voting powers, and are not eligible for common stock dividends. Depending on the year of the grant the awards vest in whole units in equal installments from the first through the third year following the award date. Upon issuance, the fair value of these awards is the fair value of the Company's common stock on the grant date. Thereafter, the amount of compensation expense recognized is based on the fair value of the Company's stock.

During 2025, 2024 and 2023, the Company recognized $508 thousand, $287 thousand, and $41 thousand, respectively, in compensation expense related to these awards. Unrecognized compensation expense related to the outstanding restricted share units totaled approximately $1.5 million at December 31, 2025. During 2025, one third of the awards granted in 2023 and 2024 became vested and settled. The weighted average period over which the unrecognized expense is expected to be recognized was approximately 27 months as of December 31, 2025.

Performance share units

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2025.	71,497	$31.05
Granted	34,005	
Vested	-	
Forfeited.	(3,323)	
Nonvested at December 31, 2025.	102,179	$33.91

Performance-Based Awards: During 2025 and 2024, the Company issued performance share units to certain eligible officers and executives. These units do not hold voting powers, are not eligible for common stock dividends, and become 100% vested after three years based upon a cliff-vesting schedule and the satisfaction of performance metrics. Upon issuance, the fair value of these units was the fair value of the Company's common stock on the grant date. Thereafter, the amount of compensation expense recognized is based upon the Company's achievement of certain performance criteria in accordance with Plan provisions, as well as the fair value of the Company's stock.

During 2025, 2024 and 2023, the Company recognized approximately $762 thousand, $432 thousand and $62 thousand, respectively, in compensation expense related to these units. Unrecognized compensation expense related to the outstanding performance share units totaled $2.2 million at December 31, 2025. The weighted

average period over which the unrecognized expense is expected to be recognized was approximately 27 months as of December 31, 2025.

(h) Stock-Based Compensation Plans-Liability Awards

Liability awards are types of compensation that are settled in cash (not shares). As such, the amount of compensation expense to be paid at the time of settlement is included in accrued expenses and other liabilities in the Consolidated Statement of Condition. The Company granted both service-based and performance-based liability awards in 2025, 2024 and 2023.

The activity for service-based awards during 2025 was as follows:

Restricted share units

	Outstanding Units
Balance, December 31, 2024	45,065
New cash settled awards granted	19,758
Forfeited awards	(3,839)
Awards settled	(25,268)
Balance, December 31, 2025	35,716

Service-Based Awards: During 2025 and 2024, the Company issued restricted share units to certain eligible officers, executives and members of its board of directors. The restricted share units do not hold voting powers, and are not eligible for common stock dividends. The awards granted to the members of the board of directors become 100% vested after one year, and all other awards granted vest in whole units in equal installments from the first through the third year following the award date. Upon issuance, the fair value of these awards is the fair value of the Company's common stock on the grant date. Thereafter, the amount of compensation expense recognized is based on the fair value of the Company's stock.

During 2025, 2024 and 2023, the Company recognized $1.1 million, $1.3 million and $1.1 million, respectively, in compensation expense related to these awards. Unrecognized compensation expense related to the outstanding restricted share units totaled approximately $1.3 million at December 31, 2025. During 2025, one third of the awards granted in 2022, 2023, and 2024 became vested and settled. The weighted average period over which the unrecognized expense is expected to be recognized was approximately 25 months as of December 31, 2025.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

The liability related to service-based liability awards was approximately $134 thousand and $156 thousand at December 31, 2025 and 2024, respectively, and is included in Accrued expense and other liabilities on the Consolidated Statements of Condition.

The activity for performance-based awards during 2025 was as follows:

Performance share units

	Outstanding Units
Balance, December 31, 2024	100,723
New cash settled awards granted	28,432
Forfeited awards	(2,629)
Awards settled	(67,857)
Balance, December 31, 2025	58,669

Performance-Based Awards: During 2025 and 2024, the Company issued performance share units to certain eligible officers and executives. These units do not hold voting powers, are not eligible for common stock dividends, and become 100% vested after three years based upon a cliff-vesting schedule and the satisfaction of performance metrics. Upon issuance, the fair value of these units was the fair value of the Company's common stock on the grant date. Thereafter, the amount of compensation expense recognized is based upon the Company's achievement of certain performance criteria in accordance with Plan provisions, as well as the fair value of the Company's stock.

For units granted in 2021, those have been fully vested and paid. For units granted subsequent to 2021, all of the units are unvested as of December 31, 2025, and the Company expects to meet the required performance criteria of the awards.

During 2025, 2024 and 2023, the Company recognized approximately $780 thousand, $2.1 million and $1.5 million, respectively, in compensation expense related to these units. Unrecognized compensation expense related to the outstanding performance share units totaled $516 thousand at December 31, 2025. The weighted average period over which the unrecognized expense is expected to be recognized was approximately 25 months as of December 31, 2025.

The liability related to performance-based liability awards totaled $2.1 million and $3.6 million at December 31, 2025 and 2024, respectively, and is included in Accrued expense and other liabilities on the Consolidated Statements of Condition.

(10) Commitments and Contingent Liabilities

(a) Litigation

In the normal course of business, TrustCo and Trustco Bank become involved in a variety of routine legal proceedings. At present, there are no legal proceedings pending or threatened, which in the opinion of management and counsel, would result in a material loss to TrustCo or Trustco Bank.

(b) Outsourced Services

The Company contracted with third-party service providers to perform certain banking functions. The outsourced services include data and item processing for the Bank and trust operations. The service expense can vary based upon the volume and nature of transactions processed. Outsourced service expense was $9.8 million in 2025, $10.9 million in 2024 and $10.0 million in 2023. The Company is contractually obligated to pay these third-party service providers approximately $10 million to $11 million per year through 2030.

(11) Earnings Per Share

The Company computes earnings per share in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 260, *Earnings Per Share* ("ASC 260"). TrustCo adopted FASB Staff Position on Emerging Issues Task Force 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities,* as codified in FASB ASC 260-10 ("ASC 260-10"), which clarified that unvested share-based payment awards that contain non-forfeitable rights to receive dividends or divided equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing earnings per share ("EPS"). Participating securities under this statement include the unvested employees' and directors' restricted stock awards with time-based vesting, which receive non-forfeitable dividend payments. For the years presented, the Company no longer has unvested awards that would be considered participating securities.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   *(continued)*

A reconciliation of the component parts of earnings per share for 2025, 2024, and 2023 follows:

(dollars in thousands, except per share data)	For the years ended December 31,		
	2025	2024	2023
Net income.	**$61,137**	$48,833	$58,646
Weighted average common shares. . .	**18,752**	19,018	19,024
Effect of dilutive common stock options	**38**	19	1
Weighted average common shares including potential dilutive shares. .	**18,790**	19,037	19,025
Basic EPS	**$ 3.26**	$ 2.57	$ 3.08
Diluted EPS	**$ 3.25**	$ 2.57	$ 3.08

For the year ended December 31, 2025 there were no antidilutive stock options excluded from diluted earnings per share. For the year ended December 31, 2024, there were 42 thousand antidilutive stock options excluded from diluted earnings per share. The stock options are antidilutive because the strike price is greater than the average fair value of the Company's common stock for the periods presented.

(12) Off-Balance Sheet Financial Instruments

Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a fee. Commitments sometimes expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank's normal credit policies, including obtaining collateral. The Bank's maximum exposure to credit loss for loan commitments, including unused lines of credit, at December 31, 2025 and 2024, was $611.6 million and $601.2 million, respectively. Approximately 49% and 62% of these commitments were for variable rate products at the end of 2025 and 2024, respectively.

The Company does not issue any guarantees that require liability-recognition or disclosure, other than its standby letters of credit. The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled approximately $5.1 million and $4.6 million at December 31, 2025 and 2024, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of 12 months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company's standby letters of credit at December 31, 2025 and 2024 was insignificant.

No losses are anticipated as a result of loan commitments or standby letters of credit.

(13) Fair Value

Fair value measurements (ASC 820) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity can access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices or similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the value that market participants would use in pricing an asset or liability.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

The Company used the following methods and significant assumptions to estimate the fair value of assets and liabilities:

Securities Available for Sale: The fair value of securities available for sale are determined utilizing an independent pricing service for identical assets or significantly similar securities. The pricing service uses a variety of techniques to arrive at fair value including market maker bids, quotes and pricing models. Inputs to the pricing models include recent trades, benchmark interest rates, spreads and actual and projected cash flows. This results in a Level 2 classification of the inputs for determining fair value. Interest and dividend income is recorded on the accrual method and included in the income statement in the respective investment class under total interest income. The Company does not have any securities that would be designated as Level 3.

Other Real Estate Owned: Assets acquired through loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process to adjust for differences between the comparable sales and income data available. This results in a Level 3 classification of the inputs for determining fair value.

Individually Evaluated Loans: Loans individually evaluated carried at fair value generally have had a charge-off through the allowance for credit losses on loans. For collateral dependent loans, fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process to adjust for differences between the comparable sales and income data available. Such adjustments may be significant and typically result in a Level 3 classification of the inputs for determining fair value. When obtained, non-real estate collateral may be valued using an appraisal, net book value per the borrower's financial statements, or aging reports, adjusted or discounted based on

management's historical knowledge, changes in market conditions from the time of the valuation, and management's expertise and knowledge of the client and client's business, resulting in a Level 3 fair value classification. Loans individually evaluated are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

Assets and liabilities measured at fair value under ASC 820 on a recurring basis are summarized below:

There were no transfers between Level 1 and Level 2 in 2025 and 2024.

(dollars in thousands)	Fair Value Measurements at December 31, 2025 Using:			
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities available for sale:				
U.S. government sponsored enterprises	$ 31,772	$-	$ 31,772	$-
State and political subdivisions	9	-	9	-
Mortgage backed securities and collateralized mortgage obligations - residential	206,290	-	206,290	-
Corporate bonds	59,932	-	59,932	-
Small Business Administration - guaranteed participation securities	11,710	-	11,710	-
Other	705	-	705	-
Total securities available for sale	$310,418	$-	$310,418	$-

(dollars in thousands)	Fair Value Measurements at December 31, 2024 Using:			
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities available for sale:				
U.S. government sponsored enterprises	$ 85,617	$-	$ 85,617	$-
State and political subdivisions	18	-	18	-
Mortgage backed securities and collateralized mortgage obligations - residential	213,128	-	213,128	-
Corporate bonds	44,581	-	44,581	-
Small Business Administration - guaranteed participation securities	14,141	-	14,141	-
Other	700	-	700	-
Total securities available for sale	$358,185	$-	$358,185	$-



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

Assets measured at fair value on a non-recurring basis are summarized below:

| (dollars in thousands) | Carrying Value | Fair Value Measurements at December 31, 2025 Using: | | | Valuation technique | Unobservable inputs | Range (Weighted Average) |
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)			
Other real estate owned. . . .	$1,394	$-	$-	$1,394	Sales comparison approach	Adjustments for differences between comparable sales	0% - 58% (29%)
Individually evaluated loans:							
Real estate mortgage - 1 to 4 family.	86	-	-	86	Sales comparison approach	Adjustments for differences between comparable sales	0% - 52% (26%)

| (dollars in thousands) | Carrying Value | Fair Value Measurements at December 31, 2024 Using: | | | Valuation technique | Unobservable inputs | Range (Weighted Average) |
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)			
Other real estate owned. . . .	$2,174	$-	$-	$2,174	Sales comparison approach	Adjustments for differences between comparable sales	0% - 44% (18%)
Individually evaluated loans:							
Real estate mortgage - 1 to 4 family.	-	-	-	-	Sales comparison approach	Adjustments for differences between comparable sales	N/A

Other real estate owned, which is carried at fair value less costs to sell, was approximately $1.4 million at December 31, 2025, and consisted of residential and commercial real estate properties. A valuation charge of $547 thousand is included in earnings for the year ended December 31, 2025.

Of the total individually evaluated loans of $25.8 million at December 31, 2025, there were real estate mortgage loans that were collateral dependent and are carried at fair value measured on a non-recurring basis. Due to the sufficiency of charge-offs taken on these loans and the adequacy of the underlying collateral, there were no individually analyzed reserves for these loans at December 31, 2025. The carrying balances of these loans were $185 thousand and there were $99 thousand in charge-offs related to real estate mortgage loans included in the table above as of December 31, 2025.

Other real estate owned, which is carried at fair value less costs to sell, was approximately $2.2 million at December 31, 2024, and consisted of residential and commercial real estate properties. A valuation charge of $350 thousand is included in earnings for the year ended December 31, 2024.

Of the total individually evaluated loans of $24.4 million at December 31, 2024, there are no loans that were collateral dependent and are carried at fair value measured on a non-recurring basis. Due to the sufficiency of charge-offs taken on these loans and the adequacy of the underlying collateral, there were no specific valuation allowances for these loans at December 31, 2024. There were no gross charge-offs related to residential individually analyzed loans included in the table above.

In accordance with ASC 825, the carrying amounts and estimated fair values (exit price) of financial instruments at December 31, 2025 and 2024 are as follows:

| (dollars in thousands) | Carrying Value | Fair Value Measurements at December 31, 2025 Using: | | | |
		Level 1	Level 2	Level 3	Total
Financial assets:					
Cash and cash equivalents. . .	$ 730,427	730,427	-	-	730,427
Securities available for sale . .	310,418	-	310,418	-	310,418
Held to maturity securities. . .	4,339	-	4,389	-	4,389
Federal Reserve Bank and . . . Federal Home Loan Bank stock	6,601	N/A	N/A	N/A	N/A
Net loans	5,200,255	-	-	4,803,366	4,803,366
Accrued interest receivable . .	13,828	325	1,266	12,237	13,828
Financial liabilities:					
Demand deposits	814,908	814,908	-	-	814,908
Interest bearing deposits. . . .	4,742,509	2,604,094	2,132,833	-	4,736,927
Short-term borrowings.	120,054	-	120,054	-	120,054
Accrued interest payable . . .	3,646	159	3,487	-	3,646



TRUSTCO
Bank Corp NY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

(dollars in thousands)	Carrying Value	Fair Value Measurements at December 31, 2024 Using: Level 1	Level 2	Level 3	Total
Financial assets:					
Cash and cash equivalents	$ 641,812	641,812	-	-	641,812
Securities available for sale	358,185	-	358,185	-	358,185
Held to maturity securities	5,365	-	5,306	-	5,306
Federal Reserve Bank and Federal Home Loan Bank stock	6,507	N/A	N/A	N/A	N/A
Net loans	5,047,810	-	-	4,589,822	4,589,822
Accrued interest receivable	13,194	271	1,317	11,606	13,194
Financial liabilities:					
Demand deposits	762,101	762,101	-	-	762,101
Interest bearing deposits	4,628,882	2,579,123	2,038,200	-	4,617,323
Short-term borrowings	84,781	-	84,781	-	84,781
Accrued interest payable	3,817	216	3,601	-	3,817

(14) Regulatory Capital Requirements

Depository institutions and their holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy rules and regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can result in regulatory action. The capital rules include a capital conservation buffer of 2.5% that is designed to absorb losses during periods of economic stress and to require increased capital levels before capital distributions and certain other payments can be made. Failure to meet the full amount of the buffer will result in restrictions on capital distributions, including dividend payments and stock repurchases, and to pay discretionary bonuses to executive officers. For regulatory capital purposes, the ratios exclude the impact of accumulated other comprehensive income (loss). As of December 31, 2025, the Company and Bank meet all capital adequacy requirements to which they are subject and reported capital in levels that exceeded the capital conservation buffer.

Prompt corrective action regulations, to which banks, but not their holding companies, are subject, provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. If a bank is not classified as well capitalized, its ability to accept brokered deposits is restricted. If a bank is undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. The federal banking agencies are required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution or its holding company. Such actions could have a direct material effect on an institution's or its holding company's financial statements. As of December 31, 2025 and December 31, 2024, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

The following is a summary of actual capital amounts and ratios as of December 31, 2025 and 2024, for Trustco Bank:

(dollars in thousands)	**As of December 31, 2025 Amount**	**Ratio**	**Well Capitalized[1]**	**Minimum for Capital Adequacy plus Capital Conservation Buffer[1][2]**
Tier 1 leverage ratio	**$513,719**	**8.058%**	**5.000%**	**4.000%**
Common equity Tier 1 capital	**513,719**	**13.981**	**6.500**	**7.000**
Tier 1 risk-based capital	**513,719**	**13.981**	**8.000**	**8.500**
Total risk-based capital	**559,750**	**15.234**	**10.000**	**10.500**

(dollars in thousands)	As of December 31, 2024 Amount	Ratio	Well Capitalized[1]	Minimum for Capital Adequacy plus Capital Conservation Buffer[1][2]
Tier 1 leverage ratio	$652,668	10.618%	5.000%	4.000%
Common equity Tier 1 capital	652,668	18.542	6.500	7.000
Tier 1 risk-based capital	652,668	18.542	8.000	8.500
Total risk-based capital	696,767	19.795	10.000	10.500

The following is a summary of actual capital amounts and ratios as of December 31, 2025 and 2024 for TrustCo on a consolidated basis.

(dollars in thousands)	**As of December 31, 2025 Amount**	**Ratio**	**Minimum for Capital Adequacy plus Capital Conservation Buffer[1][2]**
Tier 1 leverage ratio	**$676,012**	**10.601%**	**4.000%**
Common equity Tier 1 capital	**676,012**	**18.393**	**7.000**
Tier 1 risk-based capital	**676,012**	**18.393**	**8.500**
Total risk-based capital	**722,055**	**19.646**	**10.500**

(dollars in thousands)	As of December 31, 2024 Amount	Ratio	Minimum for Capital Adequacy plus Capital Conservation Buffer[1][2]
Tier 1 leverage ratio	$679,651	11.054%	4.000%
Common equity Tier 1 capital	679,651	19.303	7.000
Tier 1 risk-based capital	679,651	19.303	8.500
Total risk-based capital	723,762	20.556	10.500

---

(1) Federal regulatory minimum requirements to be considered to be Well Capitalized and Adequately Capitalized.

(2) The December 31, 2025 and 2024 common equity tier 1, tier 1 risk-based, and total risk-based capital ratios include a capital conservation buffer of 2.50 percent.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

(15) Accumulated Other Comprehensive Income (Loss)

The following is a summary of the accumulated other comprehensive income (loss) balances, net of tax:

	December 31, 2025				
(dollars in thousands)	Balance at 12/31/2024	Other Comprehensive Income (loss)- Before Reclassifications	Amount reclassified from Accumulated Other Comprehensive Income	Other Comprehensive Income (loss)- year ended 12/31/2025	Balance at 12/31/2025
Net unrealized holding gain on securities available for sale, net of tax	$(21,713)	$ 9,658	$ -	$ 9,658	$(12,055)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	21,266	5,696	-	5,696	26,962
Net change in net actuarial gain and prior service cost on pension and pension and postretirement benefit plans, net of tax	(3,414)	-	(1,469)	(1,469)	(4,883)
Accumulated other comprehensive income (loss), net of tax	$ (3,861)	$15,354	$(1,469)	$13,885	$ 10,024

	December 31, 2024				
(dollars in thousands)	Balance at 12/31/2023	Other Comprehensive Income (loss)- Before Reclassifications	Amount reclassified from Accumulated Other Comprehensive Income	Other Comprehensive Income (loss)- year ended 12/31/2024	Balance at 12/31/2024
Net unrealized holding gain on securities available for sale, net of tax	$(23,899)	$2,186	$ -	$2,186	$(21,713)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	13,476	7,790	-	7,790	$ 21,266
Net change in net actuarial gain and prior service credit on pension and pension and postretirement benefit plans, net of tax	(2,814)	-	(600)	(600)	$ (3,414)
Accumulated other comprehensive loss, net of tax	$(13,237)	$9,976	$(600)	$9,376	$ (3,861)

	December 31, 2023				
(dollars in thousands)	Balance at 12/31/2022	Other Comprehensive Income (loss)- Before Reclassifications	Amount reclassified from Accumulated Other Comprehensive Income	Other Comprehensive Income (loss)- year ended 12/31/2023	Balance at 12/31/2023
Net unrealized holding (loss) gain on securities available for sale, net of tax	$(32,271)	$ 8,372	$ -	$ 8,372	$(23,899)
Net change in overfunded position in pension and postretirement plans arising during the year, net of tax	7,588	5,888	-	5,888	13,476
Net change in net actuarial gain and prior service credit on pension and pension and postretirement benefit plans, net of tax	(2,511)	-	(303)	(303)	(2,814)
Accumulated other comprehensive loss, net of tax	$(27,194)	$14,260	$(303)	$13,957	$(13,237)

The following represents the reclassifications out of accumulated other comprehensive income (loss) for the years ended December 31, 2025, 2024 and 2023:



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

	Years ended December 31,			
(dollars in thousands)	**2025**	2024	2023	Affected Line Item in Financial Statements
Amortization of pension and postretirement benefit items:				
Amortization of net actuarial gain	**$1,998**	$ 824	$ 423	Salaries and employee benefits
Amortization of prior service (cost) credit	**(13)**	(13)	(13)	Salaries and employee benefits
Income tax benefit	**(516)**	(211)	(107)	Income taxes
Net of tax	**1,469**	600	303	
Total reclassifications, net of tax	**$1,469**	$ 600	$ 303	

(16) Revenue from Contracts with Customers

All of the Company's revenue from contracts with customers in the scope of ASC 606 is recognized within Non-Interest Income. The following table presents the Company's sources of Non-Interest Income for the years ended December 31, 2025, 2024 and 2023. Items outside the scope of ASC 606 are noted as such.

	December 31,		
(dollars in thousands)	**2025**	2024	2023
Non-interest income			
Service Charges on Deposits			
Overdraft fees	**$ 2,794**	$ 2,733	$ 2,939
Other	**2,327**	2,172	2,110
Interchange Income	**4,520**	5,139	5,819
Net gain on equity securities[a]	**-**	1,383	-
Wealth management fees	**7,855**	7,247	6,425
Other[a]	**1,449**	1,160	1,022
Total non-interest income	**$18,945**	$19,834	$18,315

(a)   Not within the scope of ASC 606.

A description of the Company's revenue streams accounted in accordance with ASC 606 as follows:

Service charges on Deposit Accounts: The Company earns fees from its deposit customers for transaction-based, account maintenance and overdraft services. Transaction-based fees, which include services such as stop payment charges, statement rendering and ACH fees, are recognized at the time the transaction is executed as that is the point in time the Company fulfills the customer's request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on deposits are withdrawn from the customer's account balance.

Interchange Income: Interchange revenue primarily consists of interchange fees, volume-related incentives and ATM charges. As the card-issuing bank, interchange fees represent our portion of discount fees paid by merchants for credit / debit card transactions processed through the interchange network. The levels and structure of interchange rates are set by the card processing companies and are based on cardholder purchase volumes. The Company earns interchange income as cardholder transactions occur and interchange fees are settled on a daily basis concurrent with the transaction processing services provided to the cardholder.

Wealth Management fees: Trustco Wealth Management provides a comprehensive suite of trust and wealth management products and services, including financial and estate planning, trustee and custodial services, investment management, corporate retirement plan recordkeeping and administration of which a fee is charged to manage assets for investment or transact on accounts. These fees are earned over time as the Company provides the contracted monthly or quarterly services and are generally assessed over the period in which services are performed based on a percentage of the fair value of assets under management or administration. Other services are based on a fixed fee for certain account types, or based on transaction activity and are recognized when services are rendered. Fees are withdrawn from the customer's account balance.

Gains/Losses on Sales of Other Real Estate Owned ''OREO'': The Company records a gain or loss from the sale of OREO when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the company finances the sale of OREO to the buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the OREO asset is derecognized



and the gain or loss on sale is recorded upon the transfer of control of the property to the buyer. In determining the gain or loss on the sale, the Company adjusts the transaction price and related gain/(loss) on sale if a significant financing component is present.

(17) Operating leases

The Company has committed to rent premises used in business operations under non-cancelable operating leases and determines if an arrangement meets the definition of a lease upon inception. Operating leases are included in operating lease right-of-use (‘‘ROU’’) assets and operating lease liabilities on the Company’s Consolidated Statements of Condition.

Operating lease ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company’s leases do not provide an implicit rate, therefore the Company used its incremental collateralized borrowing rates commensurate with the underlying lease terms to determine present value of operating lease liabilities. Additionally, the Company does allocate the consideration between lease and non-lease components. The Company’s lease terms may include options to extend when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Variable lease components, such as fair market value adjustments, are expensed as incurred and not included in ROU assets and operating lease liabilities. Leases with an initial term of 12 months or less are not recorded on the balance sheet; we recognize lease expense for these leases on a straight-line basis over the lease term. As of December 31, 2025, the Company did not have any leases with terms of twelve months or less.

As of December 31, 2025 the Company did not have any leases for which any related construction had not yet started. At December 31, 2025 lease expiration dates ranged from three months to 18.8 years and have a weighted average remaining lease term of 8.2 years. Certain leases provide for increases in future minimum annual rental payments as defined in the lease agreements. As mentioned above the leases generally also include variable lease components which include real estate taxes, insurance, and common area maintenance (‘‘CAM’’) charges in the annual rental payments.

Other information related to leases was as follows:

(dollars in thousands)	2025	2024	2023
Operating lease cost	**$ 8,034**	$ 8,422	$ 8,165
Variable lease cost	**2,535**	2,232	2,226
Total Lease costs	**$10,569**	$10,654	$10,391
Supplemental cash flows information:			
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	**$8,623**	$8,524	$8,393
Right-of-use assets obtained in exchange for lease obligations:	**$3,657**	$2,980	$2,487
Weighted average remaining lease term (years)	**8.2**	8.3	8.5
Weighted average discount rate	**3.4%**	3.2%	3.1%

Future minimum lease payments under non-cancellable leases as of December 31, 2025 were as follows:

(dollars in thousands) **Year ending December 31,**	
2025	**$ 8,046**
2026	**6,764**
2027	**5,579**
2028	**4,204**
2029	**3,131**
Thereafter	**14,070**
Total lease payments	**$41,794**
Less: Interest	**5,403**
Present value of lease liabilities	**$36,391**

A member of the Board of Directors has an ownership interest in five entities that own commercial real estate leased by the Company for use as branch locations. Total future lease payments from the Company to those entities, which are included in the table above, at December 31, 2025, were $1.9 million, which includes interest in the amount of $171 thousand. The Company paid total rent and fees to these entities in the amounts of $577 thousand, $564 thousand, and $534 thousand for the years ended December 31, 2025, 2024, and 2023, respectively. As of December 31, 2025 and 2024, the Company had no amounts outstanding due to the entities.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

As of December 31, 2025 and 2024, the operating lease right-of-use asset was $33.6 million and $36.6 million, respectively.

(18) Segment Reporting

The Company's reportable segment is determined by the Chief Executive Officer, who is designated the chief operating decision maker (CODM), based upon information provided about the Company's products and services offered, primarily banking operations. Consolidated net income of the Company is the primary performance metric utilized by the CODM. The chief operating decision maker will evaluate the financial performance of the Company's business components such as by evaluating revenue streams, significant expenses, and budget to actual results in assessing the Company's segment and in the determination of allocating resources. All expenses associated with the Company's banking operations are considered to be significant. Given the Company's single reportable operating segment, assets associated with the Company's banking operations are reflected on the Company's consolidated statements of condition as "total assets" and the amounts of significant segment expenses are disclosed in the Company's consolidated statements of income. The accounting policies for the Company's banking operations are the same as the Company's accounting policies disclosed herein.

While the Company has assigned certain management responsibilities by region and business line, the Company's chief decision-maker monitors and evaluates financial performance on a Company-wide basis. The majority of the Company's revenue is from the business of banking and the Company's assigned regions have similar economic characteristics, products, services and customers. Accordingly, all of the Company's operations are considered by management to be aggregated in one reportable operating segment. All operations are domestic.

(19) Recent Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (FASB) issued ASU No. 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosures*. The updated accounting guidance requires expanded income tax disclosures, including disaggregation of the tax rate reconciliation and income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024. The

Company adopted the guidance retrospectively, with comparative period tax disclosures adjusted to reflect the change in accounting guidance. The impact was not deemed to be material.

In November 2024, the FASB issued ASU No. 2024-03 "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): *Disaggregation of Income Statement Expenses*" (ASU 2024-03). ASU 2024-03 requires additional interim and annual disclosures that further disaggregate certain expense captions into specified categories in a separate note to the financial statements, as well as certain qualitative information describing amounts not separately disaggregated. ASU 2024-03 is effective for the Company in the annual period beginning on January 1, 2027 and interim periods beginning on January 1, 2028 and can be applied on either a prospective or retrospective basis, with early adoption permitted. The Company is evaluating the impact of ASU 2024-03 on its disclosures.

(20) Parent Company Only

The following statements pertain to TrustCo Bank Corp NY (Parent Company):

Statements of Comprehensive Income

(dollars in thousands)	Years ended December 31,		
	2025	2024	2023
Income:			
Dividends and interest from subsidiaries	**$ 202,345**	$34,244	$34,220
Net gain on securities transactions . .	**-**	-	-
Miscellaneous income	**-**	-	-
Total income	**202,345**	34,244	34,220
Expense:			
Operating supplies	**-**	-	-
Professional services	**775**	865	972
Miscellaneous expense.	**403**	408	1,371
Total expense.	**1,178**	1,273	2,343
Income before income taxes and subsidiaries' undistributed earnings	**201,167**	32,971	31,877
Income tax benefit	**(176)**	(228)	(530)
Income before subsidiaries' undistributed earnings.	**201,343**	33,199	32,407
Equity in undistributed earnings of subsidiaries	**(140,206)**	15,634	26,239
Net income	**$ 61,137**	$48,833	$58,646
Change in other comprehensive income.	**13,885**	9,376	13,957
Comprehensive income	**$ 75,022**	$58,209	$72,603


Statements of Condition

(dollars in thousands)	December 31,	
	2025	**2024**
Assets:		
Cash in subsidiary bank	**$167,203**	$ 32,083
Investments in subsidiaries	**524,309**	649,373
Securities available for sale	**55**	49
Other assets	**913**	890
Total assets	**692,480**	682,395
Liabilities and shareholders' equity:		
Accrued expenses and other liabilities	**6,052**	6,052
Total liabilities	**6,052**	6,052
Shareholders' equity.	**686,428**	676,343
Total liabilities and shareholders' equity	**$692,480**	$682,395

Statements of Cash Flows

(dollars in thousands)	**Years ended December 31,**		
	2025	2024	2023
Increase/(decrease) in cash and cash equivalents:			
Cash flows from operating activities:			
Net income	**$ 61,137**	$ 48,833	$ 58,646
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiaries	**140,206**	(15,634)	(26,239)
Stock based compensation expense	**-**	-	-
Net change in other assets and accrued expenses	**(214)**	(1,796)	(1,563)
Total adjustments	**139,992**	(17,430)	(27,802)
Net cash provided by operating activities	**201,129**	31,403	30,844
Cash flows from investing activities:			
Purchases of securities available for sale	**-**	-	-
Net cash used in investing activities.	**-**	-	-
Cash flows from financing activities:			
Stock based award tax withholding payments .	**(292)**	(193)	-
Proceeds from exercise of stock options	**24**	95	-
Dividends paid	**(27,607)**	(27,395)	(27,376)
Payments to acquire treasury stock	**(38,134)**	(374)	-
Proceeds from sales of treasury stock	**-**	-	-
Net cash used in financing activities	**(66,009)**	(27,867)	(27,376)
Net increase in cash and cash equivalents	**135,120**	3,536	3,468
Cash and cash equivalents at beginning of year . .	**32,083**	28,547	25,079
Cash and cash equivalents at end of year	**$167,203**	$ 32,083	$ 28,547


TRUSTCO
Bank Corp NY

Branch Locations

New York

Airmont Office
327 Route 59 East
Airmont, NY
Telephone: (845) 357-2435

Altamont Ave. Office
1400 Altamont Ave.
Schenectady, NY
Telephone: (518) 356-1317

Amsterdam Office
4931 Route 30
Amsterdam, NY
Telephone: (518) 842-5459

Ardsley Office
33-35 Center St.
Ardsley, NY
Telephone: (914) 693-3254

Ballston Spa Office
235 Church Ave.
Ballston Spa, NY
Telephone: (518) 885-1561

Balltown Road Office
1475 Balltown Rd.
Niskayuna, NY
Telephone: (518) 377-2460

Brandywine Office
1048 State St.
Schenectady, NY
Telephone: (518) 346-4295

Briarcliff Manor Office
75 North State Rd.
Briarcliff Manor, NY
Telephone: (914) 762-7133

Bronxville Office
5-7 Park Pl.
Bronxville, NY
Telephone: (914) 771-4180

Brunswick Office
740 Hoosick Rd.
Troy, NY
Telephone: (518) 272-0213

Campbell West Plaza Office
141 West Campbell Rd.
Rotterdam, NY
Telephone: (518) 377-2393

Catskill Office
238 West Bridge St.
Catskill, NY
Telephone: (518) 943-5090

Chatham Office
193 Hudson Ave.
Chatham, NY
Telephone: (518) 392-0031

Clifton Country Road Office
7 Clifton Country Rd.
Clifton Park, NY
Telephone: (518) 371-5002

Clifton Park Office
1026 Route 146
Clifton Park, NY
Telephone: (518) 371-8451

Cobleskill Office
104 Merchant Pl.
Cobleskill, NY
Telephone: (518) 254-0290

Colonie Office
1818 Central Ave.
Albany, NY
Telephone: (518) 456-0041

Crestwood Plaza Office
415 Whitehall Rd.
Albany, NY
Telephone: (518) 482-0693

Delmar Office
167 Delaware Ave.
Delmar, NY
Telephone: (518) 439-9941

East Greenbush Office
501 Columbia Tpk.
Rensselaer, NY
Telephone: (518) 479-7233

Elmsford Office
100 Clearbrook Rd.
Elmsford, NY
Telephone: (914) 345-1808

Exit 8 Office
1541 Crescent Rd.
Clifton Park, NY
Telephone: (518) 383-0039

Exit 11 Office
43 Round Lake Rd.
Ballston Lake, NY
Telephone: (518) 899-1558

Fishkill Office
1545 Route 52
Fishkill, NY
Telephone: (845) 896-8260

Freemans Bridge Rd. Office
1 Sarnowski Dr.
Glenville, NY
Telephone: (518) 344-7510

Glenmont Office
380 Route 9W
Glenmont, NY
Telephone: (518) 449-2128

Glens Falls Office
100 Glen St.
Glens Falls, NY
Telephone: (518) 798-8131

Greenwich Office
131 Main St.
Greenwich, NY
Telephone: (518) 692-2233

Guilderland Office
3900 Carman Rd.
Schenectady, NY
Telephone: (518) 355-4890

Halfmoon Office
215 Guideboard Rd.
Halfmoon, NY
Telephone: (518) 371-0593



Branch Locations *(continued)*

Hartsdale Office
220 East Hartsdale Ave.
Hartsdale, NY
Telephone: (914) 722-2640

Hoosick Falls Office
47 Main St.
Hoosick Falls, NY
Telephone: (518) 686-5352

Hudson Office
507 Warren St.
Hudson, NY
Telephone: (518) 828-9434

Hudson Falls Office
3750 Burgoyne Ave.
Hudson Falls, NY
Telephone: (518) 747-0886

Katonah Office
18 Woods Bridge Rd.
Katonah, NY
Telephone: (914) 666-6230

Kimberly Square Office
477 Albany Shaker Rd.
Loudonville, NY
Telephone: (518) 992-7323

Lake George Office
4066 Route 9L
Lake George, NY
Telephone: (518) 668-2352

Latham Office
1 Johnson Rd.
Latham, NY
Telephone: (518) 785-0761

Loudon Plaza Office
372 Northern Blvd.
Albany, NY
Telephone: (518) 462-6668

Madison Ave. Office
1084 Madison Ave.
Albany, NY
Telephone: (518) 489-4711

Mahopac Office
945 South Lake Blvd.
Mahopac, NY
Telephone: (845) 803-8756

Malta 4 Corners Office
2471 Route 9
Malta, NY
Telephone: (518) 899-1056

Mamaroneck Office
180-190 East Boston Post Rd.
Mamaroneck, NY
Telephone: (914) 777-3023

Mayfair Office
286 Saratoga Rd.
Glenville, NY
Telephone: (518) 399-9121

Mechanicville Office
9 Price Chopper Plaza
Mechanicville, NY
Telephone: (518) 664-1059

Milton Office
2 Trieble Ave.
Ballston Spa, NY
Telephone: (518) 885-0498

Monroe Office
791 Route 17M
Monroe, NY
Telephone: (845) 782-1100

Mont Pleasant Office
959 Crane St.
Schenectady, NY
Telephone: (518) 346-1267

Mt. Kisco Office
222 Main St.
Mt. Kisco, NY
Telephone: (914) 666-2362

New City Office
20 Squadron Blvd.
New City, NY
Telephone: (845) 634-4571

New Scotland Office
301 New Scotland Ave.
Albany, NY
Telephone: (518) 438-7838

Newton Plaza Office
602 New Loudon Rd.
Latham, NY
Telephone: (518) 786-3687

Niskayuna-Woodlawn Office
3461 State St.
Schenectady, NY
Telephone: (518) 377-2264

Northern Pines Office
649 Maple Ave.
Saratoga Springs, NY
Telephone: (518) 583-2634

Nyack Office
388 Route 59
Nyack, NY
Telephone: (845) 535-3728

Peekskill Office
20 Welcher Ave.
Peekskill, NY
Telephone: (914) 739-1839

Pelham Office
132 Fifth Ave.
Pelham, NY
Telephone: (914) 632-1983

Poughkeepsie Office
2656 South Rd.
Poughkeepsie, NY
Telephone: (845) 485-7413

Queensbury Office
118 Quaker Rd.
Suite 1
Queensbury, NY
Telephone: (518) 798-7226

Red Hook Office
4 Morgans Way
Red Hook, NY
Telephone: (845) 752-2224


TRUSTCO
Bank Corp NY

Branch Locations *(continued)*

Rotterdam Office
1416 Curry Rd.
Schenectady, NY
Telephone: (518) 355-8330

Route 2 Office
201 Troy-Schenectady Rd.
Latham, NY
Telephone: (518) 785-7155

Route 7 Office
1156 Troy-Schenectady Rd.
Latham, NY
Telephone: (518) 785-4744

Saratoga Springs Office
34 Congress St.
Saratoga Springs, NY
Telephone: (518) 587-3520

Schaghticoke Office
2 Main St.
Schaghticoke, NY
Telephone: (518) 753-6509

Scotia Office
123 Mohawk Ave.
Scotia, NY
Telephone: (518) 372-9416

Slingerlands Office
400 Maple Road
Slingerlands, NY
Telephone: (518) 439-9352

South Glens Falls Office
133 Saratoga Rd.
Suite 1
South Glens Falls, NY
Telephone: (518) 793-7668

State Farm Road Office
2050 Western Ave.
Guilderland, NY
Telephone: (518) 452-6913

State St. Albany Office
112 State St.
Albany, NY
Telephone: (518) 436-9043

State St. Schenectady - Main Office
320 State St.
Schenectady, NY
Telephone: (518) 381-3831

Stuyvesant Plaza Office
1475 Western Ave.
Albany, NY
Telephone: (518) 489-2616

Troy Office
1700 5th Ave.
Troy, NY
Telephone: (518) 274-5420

Upper Union Street Office
1620 Union St.
Schenectady, NY
Telephone: (518) 374-4056

Ushers Road Office
308 Ushers Rd.
Ballston Lake, NY
Telephone: (518) 877-8069

Valatie Office
2929 Route 9
Valatie, NY
Telephone: (518) 758-2265

Warrensburg Office
9 Lake George Plaza Rd.
Warrensburg, NY
Telephone: (518) 623-3707

West Sand Lake Office
3690 NY Route 43
West Sand Lake, NY
Telephone: (518) 674-3327

Wilton Office
4208 Route 50
Saratoga Springs, NY
Telephone: (518) 583-1716

Wolf Road Office
34 Wolf Rd.
Albany, NY
Telephone: (518) 458-7761

Wynantskill Office
134-136 Main St.
Wynantskill, NY
Telephone: (518) 286-2674



Florida

Alafaya Woods Office
1500 Alafaya Trl.
Oviedo, FL
Telephone: (407) 359-5991

Aloma Office
4070 Aloma Ave.
Winter Park, FL
Telephone: (407) 677-1969

Apopka Office
1134 North Rock Springs Rd.
Apopka, FL
Telephone: (407) 464-7371

Avalon Park Office
3662 Avalon Park East Blvd.
Orlando, FL
Telephone: (407) 380-2264

Bay Hill Office
6084 Apopka Vineland Rd.
Orlando, FL
Telephone: (321) 251-1859

BeeLine Center Office
10249 South John Young Pkwy.
Suite 101
Orlando, FL
Telephone: (407) 240-0945

Beneva Village Office
5950 South Beneva Rd.
Sarasota, FL
Telephone: (941) 923-8269

Bradenton Office
5858 Cortez Rd. West
Bradenton, FL
Telephone: (941) 792-2604

Colonial Drive Office
4301 East Colonial Dr.
Orlando, FL
Telephone: (407) 895-6393

Curry Ford West Office
2838 West Curry Ford Rd.
Orlando, FL
Telephone: (407) 893-9878

Davenport Office
2300 Deer Creek Commerce Ln.
Suite 600
Davenport, FL
Telephone: (863) 424-9493

Dean Road Office
3920 Dean Rd.
Orlando, FL
Telephone: (407) 657-8001

Downtown Orlando Office
415 East Pine St.
Orlando, FL
Telephone: (407) 422-7129

East Colonial Office
12901 East Colonial Dr.
Orlando, FL
Telephone: (407) 275-3075

Englewood Office
2930 South McCall Rd.
Englewood, FL
Telephone: (941) 460-0601

Gateway Commons Office
1525 East Osceola Pkwy., Suite 120
Kissimmee, FL
Telephone: (407) 932-0398

Juno Beach Office
14051 US Highway 1
Juno Beach, FL
Telephone: (561) 630-4521

Lady Lake Office
873 North US Highway 27/441
Lady Lake, FL
Telephone: (352) 205-8893

Lake Brantley Office
909 North State Rd 434
Altamonte Springs, FL
Telephone: (407) 339-3396

Lake Mary Office
350 West Lake Mary Blvd.
Sanford, FL
Telephone: (407) 330-7106

Lake Nona Office
9360 Narcoossee Rd.
Orlando, FL
Telephone: (407) 801-7330

Lake Square Office
10105 Route 441
Leesburg, FL
Telephone: (352) 323-8147

Lee Vista Office
8288 Lee Vista Blvd., Suite E
Orlando, FL
Telephone: (321) 235-5583

Leesburg Office
1330 Citizens Blvd., Suite 101
Leesburg, FL
Telephone: (352) 365-1305

Maitland Office
9400 US Route 17/92, Suite 101
Maitland, FL
Telephone: (407) 332-6071

Melbourne Office
2481 Croton Rd.
Melbourne, FL
Telephone: (321) 752-0446

Metro West Office
2619 S. Hiawassee Rd.
Orlando, FL
Telephone: (407) 293-1580

North Clermont Office
12302 Roper Blvd.
Clermont, FL
Telephone: (352) 243-2563

Orange City Office
902 Saxon Blvd., Suite 101
Orange City, FL
Telephone: (386) 775-1392

Ormond Beach Office
115 North Nova Rd.
Ormond Beach, FL
Telephone: (386) 256-3813



Branch Locations *(continued)*

Osprey Office
1300 South Tamiami Trl.
Osprey, FL
Telephone: (941) 918-9380

Oviedo Office
1875 West County Rd. 419
Suite 600
Oviedo, FL
Telephone: (407) 365-1145

Palm Coast Office
120 Belle Terre Pkwy.
Palm Coast, FL
Telephone: (386) 524-5044

Pleasant Hill Commons Office
3307 South Orange Blossom Trl.
Kissimmee, FL
Telephone: (407) 846-8866

Port Orange Office
3751 Clyde Morris Blvd.
Port Orange, FL
Telephone: (386) 322-3730

Rinehart Road Office
1185 Rinehart Rd.
Sanford, FL
Telephone: (407) 268-3720

Sarasota Office
2704 Bee Ridge Rd.
Sarasota, FL
Telephone: (941) 929-9451

South Clermont Office
16908 High Grove Blvd.
Clermont, FL
Telephone: (352) 243-9511

Stuart Office
951 SE Federal Highway
Stuart, FL
Telephone: (772) 286-4757

Sun City Center Office
4441 Sun City Center Blvd.
Sun City Center, FL
Telephone: (813) 633-1468

Sweetwater Office
671 North Hunt Club Rd.
Longwood, FL
Telephone: (407) 774-1347

Tuskawilla Road Office
1295 Tuskawilla Rd., Suite 10
Winter Springs, FL
Telephone: (407) 695-5558

Venice Office
2057 South Tamiami Trl.
Venice, FL
Telephone: (941) 496-9100

Vero Beach Office
4125 20th St.
Vero Beach, FL
Telephone: (772) 492-9295

Westwood Plaza Office
4942 West State Route 46
Suite 1050
Sanford, FL
Telephone: (407) 321-4925

Windermere Office
2899 Maguire Rd.
Windermere, FL
Telephone: (407) 654-0498

Winter Garden Office
16100 Marsh Rd.
Winter Garden, FL
Telephone: (407) 654-4609

Winter Haven Office
7476 Cypress Gardens Blvd. SE
Winter Haven, FL
Telephone: (863) 326-1918

Winter Springs Office
851 East State Route 434
Winter Springs, FL
Telephone: (407) 327-6064


TRUSTCO
Bank Corp NY

Massachusetts

Allendale Office
5 Cheshire Rd.
Suite 18
Pittsfield, MA
Telephone: (413) 236-8400

New Jersey

Northvale Office
220 Livingston St.
Northvale, NJ
Telephone: (201) 750-1501

Vermont

Bennington Office
215 North St.
Bennington, VT
Telephone: (802) 447-4952



TRUSTCO
Bank Corp NY

TRUSTCO BANK CORP NY

EXECUTIVE OFFICERS

CHAIRMAN, PRESIDENT, AND
CHIEF EXECUTIVE OFFICER
Robert J. McCormick

EXECUTIVE VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER
Michael M. Ozimek

EXECUTIVE VICE PRESIDENT AND
CHIEF OPERATING OFFICER
Robert M. Leonard

EXECUTIVE VICE PRESIDENT AND
CHIEF BANKING OFFICER
Kevin M. Curley

GENERAL COUNSEL AND
CORPORATE SECRETARY
Michael Hall

VICE PRESIDENT, TREASURER, AND
ASSISTANT CORPORATE SECRETARY
Lauren A. McCormick

HONORARY DIRECTORS
Nancy A. McNamara
James H. Murphy, D.D.S.
William F. Terry

Directors of TrustCo Bank Corp NY
are also Directors of Trustco Bank

BOARD OF DIRECTORS

Steffani Cotugno, D.O.
Physician
Community Care Physicians

Brian C. Flynn, CPA
Retired Partner
KPMG LLP

Lisa M. Lucarelli
Private Investor

Thomas O. Maggs
Managing Director
Brown & Brown, Inc.

Anthony J. Marinello, M.D., Ph.D.
Vice President
MVP Healthcare

Robert J. McCormick
Chairman, President, and Chief Executive Officer
TrustCo Bank Corp NY
and TrustCo Bank

Curtis N. Powell
Member
Walker Powell Investments, LLC

Kimberly A. Russell
Chief Executive Officer
Frank Adams Jewelers, Inc.

Frank B. Silverman
Managing member of Vision Development and Management
Managing member of Central Florida Championship Karate
Executive Director of the Martial Arts Industry Association
Owner, Silverman Consulting


TRUSTCO
Bank Corp NY

TRUSTCO BANK OFFICERS

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
Robert J. McCormick

EXECUTIVE VICE PRESIDENT AND CHIEF BANKING OFFICER
Kevin M. Curley

EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER
Robert M. Leonard

EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
Michael M. Ozimek

GENERAL COUNSEL AND CORPORATE SECRETARY
Michael Hall

VICE PRESIDENT, TREASURER AND ASSISTANT CORPORATE SECRETARY
Lauren A. McCormick

ACCOUNTING AND FINANCE
Vice Presidents
Carol J. Rhatigan
Michael Rydberg

AUDIT
Director of Internal Audit
Daniel R. Saullo
Senior Officer
Allison R. Downs
Officers
Thomas V. Moore
Dennis M. Pitaniello

BRANCH ADMINISTRATION, MARKETING, AND TREASURY SERVICES
Senior Vice President and Chief Retail Banking Officer
John R. George
Vice Presidents
Mark J. Cooper
Justin C. Maggs
Gloryvel Morales
Pratik A. Shah
Jocelyn E. Vizcarra

BRANCH ADMINISTRATION, MARKETING, AND TREASURY SERVICES (CONTINUED)
Assistant Vice Presidents
Albert N. Estopinal
William B. Jansz
Philip J. Kaufman
James J. Smith
Berkley K. Young
Senior Officer
Ronald G. Patterson
Officers
Victor J. Berger
Barbara M. Carlsson
Philip G. Celentano
Peggy S. Eastwood
John D. Mariani
Kathryn F. Nasr
Adam E. Roselan
Daniel T. Tricozzi
Jason B. Vann

COMPLIANCE, BSA, RISK, AND INFORMATION SECURITY
Senior Vice President and Chief Risk Officer
Michael J. Ewell
Vice Presidents
Lara Ann Gough
Jennifer L. Meadows
Assistant Vice President
Michael V. Pitnell
Senior Officer
Jonathon R. Goodell
Officers
Timothy A. Taylor
Lisa M. Tully

FACILITIES
Vice President
Michelle L. Simmonds
Senior Officer
Amanda L. Biance
Officer
James R. Pallman

LEGAL
Associate Counsel
Victoria L. Kass

LENDING
Senior Vice President and Chief Lending Officer
Michael J. Lofrumento
First Vice President
Thomas L. McCormick
Vice Presidents
Patrick M. Canavan
William J. Chow
Senior Officers
Trinity L. Lamarche
Nicolette C. Messina
Samantha L. Nauth
Rebecca O'Hare

PERSONNEL, QUALITY CONTROL AND TRAINING
First Vice President
Jason T. Goodell
Officer
Gina M. Drobneck

PLANNING & SYSTEMS, OPERATIONS, CUSTOMER SERVICE, LOAN SERVICING, AND CREDIT ADMINISTRATION
Senior Vice President and Chief Operations Officer
Carly K. Batista
Vice President
Chief Technology Officer
Sean P. Dougherty
Vice Presidents
Lesly Jean-Louis
Stacy L. Marble
Aislinn E. Melia

WEALTH MANAGEMENT
Senior Vice President and Chief Trust Officer
Patrick J. LaPorta
Vice President
John W. Bresonis
Assistant Vice President
Michael T. Hadsell
Senior Officers
Michael D. Bates
Michael F. McMahon
Officer
Kaitlyn E. Goodell


TRUSTCO
Bank Corp NY

General Information

ANNUAL MEETING
Tuesday, May 19, 2026
10:30 AM
Albany, NY 12205

CORPORATE HEADQUARTERS
5 Sarnowski Drive
Glenville, NY 12302
(518) 377-3311

DIVIDEND REINVESTMENT PLAN
A Dividend Reinvestment Plan is available to shareholders of TrustCo Bank Corp NY. It provides for the reinvestment of cash dividends and optional cash payments to purchase additional shares of TrustCo stock. The Dividend Reinvestment Plan has certain administrative charges and provides a convenient method of acquiring additional shares. Computershare acts as administrator for this service and is the agent for shareholders in these transactions. Shareholders who want additional information may contact Computershare at 1-800-368-5948.

DIRECT DEPOSIT OF DIVIDENDS
Electronic deposit of dividends, which offers safety and convenience, is available to TrustCo shareholders who wish to have dividends deposited directly to personal checking, savings or other accounts. If you would like to arrange direct deposit, please write to Computershare listed as transfer agent on the next page.

ANNUAL REPORT FORM 10-K
TrustCo Bank Corp NY will provide, without charge, a copy of its Annual Report on Form 10-K for the year ended December 31, 2025 upon written request. Requests and related inquiries should be directed to Michael Hall, Corporate Secretary, TrustCo Bank Corp NY, P.O. Box 1082, Schenectady, New York 12301-1082.

CODE OF CONDUCT
TrustCo Bank Corp NY will provide, without charge, a copy of its Code of Conduct upon written request. Requests and related inquiries should be directed to Michael Hall, Corporate Secretary, TrustCo Bank Corp NY, P.O. Box 1082, Schenectady, New York 12301-1082. The Code of Conduct also is available on the Company's web site at www.trustcobank.com under the "Investor Relations" link.

NASDAQ SYMBOL: TRST
The Corporation's common stock trades on The Nasdaq Global Select under the symbol TRST. There were approximately 6,556 shareholders of record of TrustCo common stock as of January 31, 2026.

SUBSIDIARIES:

Trustco Bank	**Trustco Insurance Agency, Inc.**	**ORE Property One, Inc.**
Glenville, New York	Glenville, New York	Orlando, Florida
Member FDIC		
(and its wholly owned subsidiaries)	**ORE Property, Inc.**	**ORE Property Two, Inc.**
	Glenville, New York	Orlando, Florida
Trustco Realty Corp	(and its wholly owned subsidiaries)	
Glenville, New York		**ORE Subsidiary Corporation**
		Glenville, New York

TRANSFER AGENT

Computershare
Regular Mail
PO Box 43006
Providence, RI 02940-3006
UNITED STATES

Overnight Delivery
150 Royall Street
Suite 101 Canton, MA 02021
UNITED STATES

Toll Free: 1-800-368-5948 (Toll-free within the United States and Canada) or 1-781-575-4223 (International Direct Dial)

Trustco Bank® is a registered service mark with the U.S. Patent & Trademark Office.



TRUSTCO
Bank Corp NY

Performance Graph

The following graph shows changes over a five-year period in the value of $100 invested in: (1) TrustCo's common stock; (2) Russell 2000; (3) the S&P U.S BMI Banks Index; and (4) The S&P SmallCap 600 Banks Index. Historically, we have used the S&P Global BMI Banks Index as our peer group. This year, we have selected the S&P Small Cap 600 Banks Index because we think it is more representative of companies that we view as our peers for comparison, benchmarking, and other purposes. We have included the performance of both peer group indices below. The S&P U.S. BMI Banks Index is an industry group compiled by S&P Global Market Intelligence, that includes all major exchange (NYSE, NYSE MKT, NASDAQ) banks and thrifts in S&P's coverage universe. The index included 263 companies as of December 31, 2025. The S&P SmallCap 600 Banks Index is a market-capitalization-weighted index that selects profitable companies based on strict financial viability criteria. The index included 56 companies as of December 31. 2025. A list of each indices' component companies can be obtained by contacting TrustCo. This presentation assumes that the value of the investment in TrustCo's common stock and in each index was $100 and that all dividends were reinvested. In accordance with the rules of the SEC, this section, captioned "Common Stock Performance Graph," is not incorporated by reference into any of our future filings made under the Exchange Act or the Securities Act of 1933 ("Securities Act"). The Stock Performance Graph, including its accompanying table and footnotes, is not deemed to be soliciting material or to be filed under the Exchange Act or the Securities Act.





	Period Ending					
Index	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24	12/31/25
TrustCo Bank Corp NY	100.00	103.97	122.25	106.02	119.22	154.15
Russell 2000 Index	100.00	114.82	91.35	106.82	119.14	134.40
S&P SmallCap 600 Banks Index	100.00	134.24	120.97	121.01	138.72	145.06
S&P U.S. BMI Banks Index	100.00	135.97	112.77	123.02	164.70	211.47



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